As filed with the Securities and Exchange Commission on November 8, 2013
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

LA JOLLA PHARMACEUTICAL COMPANY
(Exact name of registrant as specified in its charter)

California	0-24274	33-0361285
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

 4660 La Jolla Village Drive, Suite 1070
San Diego, California 92122
(858) 207-4264
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

 George F. Tidmarsh, M.D., Ph.D.
President and Chief Executive Officer
La Jolla Pharmaceutical Company
4660 La Jolla Village Drive, Suite 1070
San Diego, California 92122
(858) 207-4264
(Name, address, including zip code, and telephone number, including area code, of agent for service)

 Copies to:
Ryan A. Murr, Esq.
Lisa M. Kahle, Esq.
Ropes & Gray LLP
Three Embarcadero Center
San Francisco, California 94111-4006
Phone: (415) 315-6395
Fax: (415) 315-6026

Approximate date of commencement of proposed sale to public: From time to time after this registration statement becomes effective, as determined by the selling stockholders.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Securities Exchange Act of 1934. (Check one):

Large accelerated filer	☐		Accelerated filer	☐
Non-accelerated filer	☐	(Do not check if a smaller reporting company)	Smaller reporting company	☒

 CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price(2)	Amount of registration fee(2)
Common Stock, par value $0.0001 per share	142,857,139	$0.17	$24,285,714	$3,128

(1)
Represents shares of Common Stock, par value $0.0001 per share that may be sold by the selling stockholders named in this registration statement. Pursuant to Rule 416 of the Securities Act of 1933, as amended, this registration statement also covers such an indeterminate amount of shares of Common Stock as may become issuable to prevent dilution resulting from stock splits, stock dividends and similar events.

(2)	Pursuant to Rule 457(c), calculated on the basis of the average of the high and low prices of the registrant’s Common Stock quoted on the OTCQB tier of the OTC Markets Group Inc. on November 7, 2013.

 The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be distributed until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, Dated November 8, 2013

PROSPECTUS
La Jolla Pharmaceutical Company

142,857,139 Shares of Common Stock

  This prospectus covers the sale of an aggregate of up to 142,857,139 shares (the “Shares”) of our common stock, $0.0001 par value per share (the “Common Stock”), by the selling stockholders identified in this prospectus (collectively with any such holder’s transferee, pledgee, donee or successor, referred to below as the “Selling Stockholders”). The Shares were issued pursuant to a Securities Purchase Agreement dated as of September 24, 2013.
We will not receive any proceeds from the sale by the Selling Stockholders of the shares covered by this prospectus. We are paying the cost of registering the shares covered by this prospectus, as well as various related expenses. The shares included in this prospectus may be offered and sold directly by the Selling Stockholders in accordance with one or more of the methods described in the plan of distribution, which begins on page 9 of this prospectus. The Selling Stockholders are responsible for all selling commissions, transfer taxes and other costs related to the offer and sale of their shares under this prospectus. If required, the number of shares to be sold, the public offering price of those shares, the names of any broker-dealers and any applicable commission or discount will be included in a supplement to this prospectus, called a prospectus supplement.

Our Common Stock is quoted on the OTCQB tier of the OTC Markets Group Inc. under the symbol “LJPC”. On November 7, 2013, the last reported sale price per share of our Common Stock on the OTCQB was $0.184. Our principal executive offices are located at 4660 La Jolla Village Drive, Suite 1070, San Diego, California 92122 and our telephone number is (858) 207-4264.

In reviewing this prospectus, you should carefully consider the matters described under the heading “Risk Factors” beginning on page 4.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                , 2013.

All references to “La Jolla,” "the Company," “we,” “our,” “us” and similar terms in this prospectus refer to La Jolla Pharmaceutical Company.
You should rely only on the information contained in this prospectus or a prospectus supplement. We have not authorized anyone to provide you with different information. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.
Some of the industry data contained in this prospectus are derived from data from various third-party sources. While we are not aware of any misstatements regarding any industry data presented herein, such data are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus.

PROSPECTUS SUMMARY
The following is a summary of some of the information contained in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks relating to our business and common stock discussed under the heading “Risk Factors” and our financial statements.
La Jolla Pharmaceutical Company
Our Business
La Jolla Pharmaceutical Company is a biopharmaceutical company focused on the discovery, development and commercialization of innovative therapeutics for chronic organ failure and cancer. Our drug development efforts are focused on two product candidates: GCS-100 and LJPC-501. GCS-100 targets the galectin-3 protein, which, when overproduced by the human body, has been associated with chronic organ failure and cancer. In January 2013, we initiated a Phase 1/2 clinical trial with GCS-100 for the treatment of chronic kidney disease, or CKD. The Phase 1 portion of the clinical trial was successfully completed on May 6, 2013. After analysis of the data from the Phase 1/2 clinical study we decided to suspend the Phase 2 portion and expanded it to a three arm randomized 117 patient Phase 2 clinical study. We have started the Phase 2 randomized single blinded clinical trial of GCS-100 for the treatment of CKD.  LJPC-501 is a peptide agonist of the renin-angiotensin system, which is designed to help restore kidney function in patients with hepatorenal syndrome, or HRS. We filed an Investigational New Drug Application, or IND with the Food and Drug Administration or FDA for LJPC-501 on May 31, 2013, and received acceptance to move forward with our planned Phase 1 clinical trial and plan to initiate the Phase 1 clinical trial in HRS by the end of 2013.
GCS-100 Overview
GCS-100 is a complex polysaccharide derived from pectin that binds to, and blocks the activity of galectin-3, a type of galectin. Galectins are a member of a family of proteins in the body called lectins. These proteins interact with carbohydrate sugars located in, on the surface of, and in between cells. This interaction causes the cells to change behavior, including cell movement, multiplication, and other cellular functions. The interactions between lectins and their target carbohydrate sugars occur via a carbohydrate recognition domain, or CRD, within the lectin. Galectins are a subfamily of lectins that have a CRD that bind specifically to beta-galactoside sugar molecules.
Galectins have a broad range of functions, including regulation of cell survival and adhesion, promotion of cell-to-cell interactions, growth of blood vessels, regulation of the immune response and inflammation.
Over-expression of galectin-3 has been implicated in a number of human diseases, including chronic organ failure and cancer. This makes modulation of the activity of galectin-3 an attractive target for therapy in these diseases.
Current Clinical Study
In December 2012, we announced that the FDA’s Division of Cardiovascular and Renal Products had accepted our IND, which included a clinical trial protocol designed to study GCS-100 in patients with CKD. In January 2013, we initiated a Phase 1/2 clinical trial with GCS-100 in patients with CKD. The trial is designed in two parts. Part A (Phase 1) will evaluate the safety of single, ascending doses of GCS-100 and determine a maximum tolerated dose. Part B (Phase 2) will evaluate the safety and activity of multiple doses of GCS-100. Part B is designed to measure activity and will include various markers of kidney function. Part A of the clinical trial has been completed and Part B has been suspended.
Part B of the Phase 1/2 trial was suspended after analysis of the Phase 1 data in order to move forward with a new Phase 2 randomized single blinded clinical study of GCS-100 for the treatment of CKD.  The Phase 2 clinical trial will dose up to 117 patients weekly up to eight weeks randomized 1:1:1 in three dosing groups, placebo, 1.5 mg/m2, or milligrams per meter squared, and 30 mg/m2, with the primary endpoint being change in estimated Glomerular Filtration Rate or eGFR from baseline compared to placebo and the secondary endpoint being safety. This Phase 2 trial has stared to enroll patients and we expect to receive data from the study during the first half of 2014.
LJPC-501 Overview
LJPC-501 is a peptide agonist of the renin-angiotensin system that acts to help the kidneys balance body fluids and electrolytes. Studies have shown that LJPC-501 may improve renal function in patients with HRS. HRS is a life-threatening form of progressive renal failure in patients with liver cirrhosis or fulminant liver failure. In these patients, the diseased liver secretes vasodilator substances (e.g., nitric oxide and prostaglandins) into the bloodstream that cause under-filling of blood vessels. This low-blood-pressure state causes a reduction in blood flow to the kidneys. As a means to restore systemic blood pressure, the kidneys induce both sodium and water retention, which contribute to ascites, a major complication associated with HRS.HRS is categorized into two types, based on the rapidity of the progression of renal failure as measured by a marker called serum creatinine. Type 1 HRS is the more rapidly progressing type and is characterized by a 100% increase in serum creatinine to > 2.5 mg/dL, or milligrams per deciliter, within two weeks. Fewer than 10% of people with Type 1 HRS survive hospitalization, and the median survival is only a few weeks. Type 2 HRS is slower progressing, with serum creatinine rising gradually; however, patients with Type 2 HRS can develop sudden renal failure and progress to Type 1 HRS. Although ascites occurs in both Type 1 and Type 2 HRS, recurrent ascites is a major clinical characteristic of Type 2 HRS patients, and median survival is only four to six months. We estimate that HRS affects an estimated 90,000 people in the United States, and most of these patients will die from this disease.

In February 2013, we conducted a meeting with the FDA to discuss the design for a clinical trial studying LJPC-501 in patients suffering from HRS. Based on feedback from this meeting, we filed an IND on May 31, 2013 and received acceptance to move forward with our planned Phase 1 clinical study  of LJPC-501 for the treatment of HRS.  We plan to initiate the Phase 1 clinical trial of LJPC-501for the treatment of HRS by the end of 2013.
Recent Business Developments
On September 24, 2013, the Company entered into a Securities Purchase Agreement with the purchasers thereto (the “Securities Purchase Agreement”), pursuant to which the Company agreed to sell, for an aggregate price of $10 million, approximately 96,431,000 shares of the Company’s Common Stock, par value $0.0001 per share (the “Common Stock”), at a price of $0.07 per share (the “Common Shares”) and approximately 3,250 shares of Series F Convertible Preferred Stock at a price of $1,000 per share (the “Preferred Shares” and, together with the Common Shares, the “Shares”) (the “Private Placement”). The Private Placement closed on September 27, 2013, subject to customary closing conditions (the “Closing”). The estimated proceeds to the Company, net of commissions, was approximately $9.7 million.
Risks Related to La Jolla
•  We face a number of risks and uncertainties, including the following:
•  We have only limited assets.
•  The technology underlying our compounds is uncertain and unproven.
•  Results from any future clinical trials we may undertake may not be sufficient to obtain regulatory approvals to market our drug candidates in the United States or other countries on a timely basis, if at all.
•  Future clinical trials that we may undertake may be delayed or halted.
•  If the third-party manufacturers upon which we rely fail to produce our drug candidates that we require on a timely basis, or to comply with stringent regulations applicable to pharmaceutical drug manufacturers, we may face delays in the trials, regulatory submissions, required approvals or commercialization of our drug candidates.
•  Our success in developing and marketing our drug candidates depends significantly on our ability to obtain patent protection. In addition, we will need to successfully preserve our trade secrets and operate without infringing on the rights of others.
•  Because a number of companies compete with us, many of which have greater resources than we do, and because we face rapid changes in technology in our industry, we cannot be certain that our products will be accepted in the marketplace or capture market share.
•  Our stock has only limited trading volume, which may adversely impact the ability of stockholders to sell shares at a desired price, or to fully liquidate their holdings.
•  The price of our common stock has been, and will be, volatile and may continue to decline.
•  Our common stock is considered a “penny stock” and does not qualify for exemption from the “penny stock” restrictions, which may make it more difficult for you to sell your shares.
For further discussion of these and other risks and uncertainties that La Jolla faces, see the “Risk Factors” section beginning on page 4 of this prospectus.
Corporate Information
Our principal executive offices are located at 4660 La Jolla Village Drive, Suite 1070, San Diego, California 92122 and our telephone number is (858) 207-4264. Our Internet address is www.ljpc.com. Our website and the information contained on that site, or connected to that site, is not part of or incorporated by reference into this prospectus.

THE OFFERING

Common stock covered by this prospectus:	Up to 142,857,139 shares of Common Stock

Common stock outstanding as of November 1, 2013:	220,220,368 shares

Use of proceeds:
The Selling Stockholders will receive all of the proceeds from the sale of the shares offered for sale by them under this prospectus. We will not receive proceeds from the sale of the shares by the Selling Stockholders. See “Use of Proceeds.”

Risk factors:	The shares offered hereby involve a high degree of risk. See “Risk Factors” beginning on page 4.

Dividend policy:	We currently intend to retain any future earnings to fund the development activities and operation of our business. Therefore, we do not currently anticipate paying cash dividends on our Common Stock.

Trading Symbol:	Our Common Stock currently trades on the OTCQB under the symbol “LJPC”.

RISK FACTORS

You should carefully consider the risks described below and all of the other information contained in this prospectus in evaluating us and our common stock. If the following risks and uncertainties, or any one of them, develops into actual events, they could have a material adverse effect on our business, financial condition or results of operations. In that case, the trading price of our common stock could decline.
Risks Relating to La Jolla’s Business and Industry
An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and the other information before deciding to invest in our common stock. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently consider immaterial may also adversely affect our business. We have attempted to identify below the major factors that could cause differences between actual and planned or expected results, but we cannot assure you that we have identified all of those factors.
If any of the following risks actually happen, our business, financial condition and operating results could be materially adversely affected. In this case, the trading price of our common stock could decline, and you could lose all or part of your investment.
We have only limited assets.
As of September 30, 2013, we had no revenue sources, an accumulated deficit of $459 million and available cash and cash equivalents of $10.7 million. Although we acquired the GCS-100 patent estate in January 2012 for nominal consideration, the values of these assets are highly uncertain. As a result, we have only limited assets available to operate and develop our business. We are utilizing our existing cash balances to conduct clinical studies of GCS-100 and LJPC-501, and to evaluate whether or not GCS-100 or LJPC-501 should be developed further. If we determine that GCS-100 or LJPC-501 do not warrant further development, we would have only limited cash and would likely be forced to liquidate the Company. In that event, the funds resulting from the liquidation of our assets, net of amounts payable, would likely return only a small amount, if anything, to our stockholders.
The technology underlying our compounds is uncertain and unproven.
The development efforts for GCS-100 and LJPC-501 are based on unproven technologies and therapeutic approaches that have not been widely tested or used. To date, no products that use the GCS-100 or LJPC-501 technology have been approved or commercialized. Application of our technology to treat chronic organ failure and cancer is in early stages. Preclinical studies and future clinical trials of GCS-100 and LJPC-501 may be viewed as a test of our entire approach to developing chronic organ failure and cancer therapeutics. If GCS-100 or LJPC-501 do not work as intended, or if the data from our future clinical trials indicate that GCS-100 or LJPC-501 are not safe and effective, the applicability of our technology for successfully treating chronic organ failure or cancer will be highly uncertain. As a result, there is a significant risk that our therapeutic approaches will not prove to be successful, and there can be no guarantee that our drug technologies will result in any commercially successful products.
Our ability to raise additional capital and enter into strategic transactions requires the approval of our preferred stockholders.
The terms of our Articles of Incorporation (the “Articles”) impose certain restrictions on us and our ability to engage in selected actions that may be out of the ordinary course of business. For example, the Articles provide that without the approval from holders of at least 80% of the then-outstanding preferred stock, we may not: issue capital stock; enter into a definitive agreement that, if consummated, would effect a change of control; amend the Articles; or take corporate action that, if consummated, would represent a strategic transaction. Accordingly, even if we identify an opportunity to further develop GCS-100, LJPC-501 or another drug candidate, our ability to enter into an appropriate arrangement to continue our operations may be more difficult than in the absence of these restrictions. We may be prohibited from developing a partnership to further develop GCS-100 or LJPC-501, or entering into an agreement to acquire rights to another drug candidate for development, if we do not receive approval from the requisite investors. If we cannot develop a product candidate, our resources will continue to be depleted and our ability to continue operations will be adversely affected.

Results from any future clinical trials we may undertake may not be sufficient to obtain regulatory approvals to market our drug candidates in the United States or other countries on a timely basis, if at all.
Drug candidates are subject to extensive government regulations related to development, clinical trials, manufacturing and commercialization. In order to sell any product that is under development, we must first receive regulatory approval. To obtain regulatory approval, we must conduct clinical trials and toxicology studies that demonstrate that our drug candidates are safe and effective. The process of obtaining FDA and foreign regulatory approvals is costly, time consuming, uncertain and subject to unanticipated delays.
The FDA and foreign regulatory authorities have substantial discretion in the approval process and may not agree that we have demonstrated that our drug candidates are safe and effective. If our drug candidates are ultimately not found to be safe and effective, we would be unable to obtain regulatory approval to manufacture, market and sell them. We can provide no assurances that the FDA or foreign regulatory authorities will approve GCS-100 or LJPC-501, or, if approved, what the approved indication for GCS-100 or LJPC-501 might be.
Future clinical trials that we may undertake may be delayed or halted.
Any clinical trials of our drug candidates that we may conduct in the future may be delayed or halted for various reasons, including:
•we do not have sufficient financial resources;
•supplies of drug product are not sufficient to treat the patients in the studies;
•patients do not enroll in the studies at the rate we expect;
•the products are not effective;
•patients experience negative side effects or other safety concerns are raised during treatment;
•the trials are not conducted in accordance with applicable clinical practices;
•there is political unrest at foreign clinical sites; or
•there are natural disasters at any of our clinical sites.
If any future trials are delayed or halted, we may incur significant additional expenses, and our potential approval of our drug candidates may be delayed, which could have a severe negative effect on our business.
If the third-party manufacturers upon which we rely fail to produce our drug candidates that we require on a timely basis, or to comply with stringent regulations applicable to pharmaceutical drug manufacturers, we may face delays in the trials, regulatory submissions, required approvals or commercialization of our drug candidates.
We do not manufacture our drug candidates nor do we plan to develop any capacity to do so. We plan to contract with third-party manufacturers to manufacture GCS-100 and LJPC-501. The manufacture of pharmaceutical products requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. Manufacturers of pharmaceutical products often encounter difficulties in production, which include difficulties with production costs and yields, quality control and assurance and shortages of qualified personnel, as well as compliance with strictly enforced federal, state and foreign regulations. The third-party manufacturers we may contract with may not perform as agreed or may terminate their agreements with us.
In addition to product approval, any facility in which GCS-100 or LJPC-501 is manufactured or tested for its ability to meet required specifications must be approved by the FDA and/or the EMA before a commercial product can be manufactured. Failure of such a facility to be approved could delay the approval of GCS-100 and LJPC-501.
Any of these factors could cause us to delay or suspend any future clinical trials, regulatory submissions, required approvals or commercialization of GCS-100 and LJPC-501, entail higher costs and result in our being unable to effectively commercialize products.

Our success in developing and marketing our drug candidates depends significantly on our ability to obtain patent protection. In addition, we will need to successfully preserve our trade secrets and operate without infringing on the rights of others.
We depend on patents and other unpatented intellectual property to prevent others from improperly benefiting from products or technologies that we may have developed or acquired. Our patents and patent applications cover various technologies and drug candidates, including GCS-100. There can be no assurance, however, that any additional patents will be issued, that the scope of any patent protection will be sufficient to protect us or our technology, or that any current or future issued patent will be held valid if subsequently challenged. There is a substantial backlog of biotechnology patent applications at the United States Patent and Trademark Office that may delay the review and issuance of any patents. The patent position of biotechnology firms like ours is highly uncertain and involves complex legal and factual questions, and no consistent policy has emerged regarding the breadth of claims covered in biotechnology patents or the protection afforded by these patents. Additionally, a recent U.S. Supreme Court opinion further limits the scope of patentable inventions in the life sciences space and has added increased uncertainty around the validity of certain patents that have been issued or may be the subject of pending patent applications. We intend to continue to file patent applications as we believe is appropriate to obtain patents covering both our products and processes. However, there can be no assurance that patents will be issued from any of these applications, or that the scope of any issued patents will protect our technology.
We do not necessarily know if others, including competitors, have patents or patent applications pending that relate to compounds or processes that overlap or compete with our intellectual property or that may affect our freedom to operate.
There can be no assurance that patents will not ultimately be found to impact the advancement of our drug candidates, including GCS-100 and LJPC-501. If the United States Patent and Trademark Office or any foreign counterpart issues or has issued patents containing competitive or conflicting claims, and if these claims are valid, the protection provided by our existing patents or any future patents that may be issued could be significantly reduced, and our ability to prevent competitors from developing products or technologies identical or similar to ours could be negatively affected. In addition, there can be no guarantee that we would be able to obtain licenses to these patents on commercially reasonable terms, if at all, or that we would be able to develop or obtain alternative technology. Our failure to obtain a license to a technology or process that may be required to develop or commercialize one or more of our drug candidates may have a material adverse effect on our business. In addition, we may have to incur significant expense and management time in defending or enforcing our patents.
We also rely on unpatented intellectual property, such as trade secrets and improvements, know-how, and continuing technological innovation. While we seek to protect these rights, it is possible that:
•others, including competitors, will develop inventions relevant to our business;

•	our confidentiality agreements will be breached, and we may not have, or be successful in obtaining, adequate remedies for such a breach; or
•our trade secrets will otherwise become known or be independently discovered by competitors.
We could incur substantial costs and devote substantial management time in defending suits that others might bring against us for infringement of intellectual property rights or in prosecuting suits that we might bring against others to protect our intellectual property rights.
Because a number of companies compete with us, many of which have greater resources than we do, and because we face rapid changes in technology in our industry, we cannot be certain that our products will be accepted in the marketplace or capture market share.
Competition from domestic and foreign biotechnology companies, large pharmaceutical companies and other institutions is intense and is expected to increase. A number of companies and institutions are pursuing the development of pharmaceuticals in our targeted areas. Many of these companies are very large, and have financial, technical, sales and distribution and other resources substantially greater than ours. The greater resources of these competitors could enable them to develop competing products more quickly than we are able to, and to market any competing product more quickly or effectively so as to make it extremely difficult for us to develop a share of the market for our products. These competitors also include companies that are conducting clinical trials and preclinical studies in the field of cancer therapeutics. Our competitors may develop or obtain regulatory approval for products more rapidly than we do. Also, the biotechnology and pharmaceutical industries are subject to rapid changes in technology. Our competitors may develop and market technologies and products that are more effective or less costly than those we are developing or that would render our technology and proposed products obsolete or noncompetitive.

RISK FACTORS RELATING TO OUR COMMON STOCK.
As of November 1, 2013 we had approximately 220.2 million shares of Common Stock outstanding and currently may be required to issue up to approximately 651 million shares of Common Stock upon the conversion of existing preferred stock. Such issuances of Common Stock would be significantly dilutive to our existing common stockholders.
As of September 30, 2013, there were 7,081 shares of Series C-12 Preferred Stock and 3,250 shares of Series F Preferred Stock issued and outstanding. In light of the conversion rate of our preferred stock (86,202 shares of common stock are issuable upon the conversion of one share of Series C-12 Preferred Stock and 14,285 shares of common stock are issuable upon the conversion of one share of Series F Preferred Stock), the conversion of such a large number of preferred shares would require us to issue approximately 651 million shares of common stock, which would dilute the ownership of our existing stockholders and would provide the preferred investors with a sizable interest in the Company.
Assuming the conversion of all preferred stock into common stock at the current conversion rate, we would have approximately 872 million shares of common stock issued and outstanding, although the issuance of the common stock upon the conversion of our preferred stock is limited by a 9.999% beneficial ownership cap for each preferred stockholder. With approximately 220.2 million shares of common stock issued and outstanding as of November 1, 2013, the issuance of 651 million shares of common stock underlying the preferred stock would represent approximately 75% dilution to our existing stockholders. It is possible that our current stock price does not reflect our fully diluted and as-converted capital structure, which means that the conversion of preferred stock into common stock could significantly reduce our stock price.
Our stock has only limited trading volume, which may adversely impact the ability of stockholders to sell shares at a desired price, or to fully liquidate their holdings.
Our stock currently trades on the OTC Markets Group, Inc.’s OTCQB tier. As a result, the market liquidity of our common stock may be adversely affected, as certain investors may not trade in securities that are quoted on the OTCQB, due to considerations including low price, illiquidity, and the absence of qualitative and quantitative listing standards.
In addition, our stockholders’ ability to trade or obtain quotations on our shares may be severely limited because of lower trading volumes and transaction delays. These factors may contribute to lower prices and larger spreads in the bid and ask price for our common stock. Specifically, you may not be able to resell your shares at or above the price you paid for such shares or at all.
The price of our common stock has been, and will be, volatile and may continue to decline.
Our stock has historically experienced significant price and volume volatility and could continue to be volatile. Market prices for securities of biotechnology and pharmaceutical companies, including ours, have historically been highly volatile, and the market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. The following factors, among others, can have a significant effect on the market price of our securities:
•significant conversions of preferred stock into common stock and sales of those shares of common stock;
•results from our preclinical studies and clinical trials;
•limited financial resources;
•announcements regarding financings, mergers or other strategic transactions;
•future sales of significant amounts of our capital stock by us or our stockholders;
•developments in patent or other proprietary rights;
•developments concerning potential agreements with collaborators; and
•general market conditions and comments by securities analysts.
The realization of any of the risks described in these “Risk Factors” could have a negative effect on the market price of our common stock. In addition, class action litigation is sometimes instituted against companies whose securities have experienced periods of volatility in market price. Any such litigation brought against us could result in substantial costs and a diversion of management’s attention and resources, which could hurt our business, operating results and financial condition.

Our common stock is considered a “penny stock” and does not qualify for exemption from the “penny stock” restrictions, which may make it more difficult for you to sell your shares.
Our common stock is classified as a “penny stock” by the Securities and Exchange Commission, or SEC, and is subject to rules adopted by the SEC regulating broker-dealer practices in connection with transactions in “penny stocks.” The SEC has adopted regulations that define a “penny stock” to be any equity security that has a market price of less than $5.00 per share, or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, these rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule relating to the penny stock market. Disclosure is also required to be made about current quotations for the securities and about commissions payable to both the broker-dealer and the registered representative. Finally, broker-dealers must send monthly statements to purchasers of penny stocks disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. As a result of our shares of common stock being subject to the rules on penny stocks, the liquidity of our common stock may be adversely affected.

FORWARD-LOOKING STATEMENTS
This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “intends,” “believes,” “anticipates,” “indicates,” “plans,” “intends,” “expects,” “suggests,” “may,” “should,” “potential,” “designed to,” “will” and similar references. Such statements include, but are not limited to, statements about: our ability to successfully develop GCS-100, LJPC-501 and our other product candidates; the future success of our clinical trials with GCS-100 and LJPC-501; the timing for the commencement and completion of clinical trials; and our ability to implement cost-saving measures. Forward-looking statements are neither historical facts nor assurances of future performance. These statements are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others: the risk that our clinical trials with GCS-100 and LJPC-501 may not be successful in evaluating the safety and tolerability of GCS-100 and LJPC-501 or providing preliminary evidence of efficacy; the successful and timely completion of clinical trials; uncertainties regarding the regulatory process; the availability of funds and resources to pursue our research and development projects, including our clinical trials with GCS-100 and LJPC-501; general economic conditions; and those identified in this Registration Statement on Form S-1 under the heading “Risk Factors” and in other filings the Company periodically makes with the Securities and Exchange Commission. Forward-looking statements contained in this Registration Statement on Form S-1 speak as of the date hereof and the Company does not undertake to update any of these forward-looking statements to reflect a change in its views or events or circumstances that occur after the date of its Registration Statement on Form S-1.

PLAN OF DISTRIBUTION
The 142,857,139 shares of our Common Stock (the “Shares”) offered by this prospectus may be sold by the Selling Stockholders. Such sales may be made in one or more transactions at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices, and may be made in the over-the-counter market or any exchange on which our Common Stock may then be listed, or otherwise. In addition, the Selling Stockholders may sell some or all of the Shares through:

•	a block trade in which a broker-dealer may resell a portion of the block, as principal, in order to facilitate the transaction;

•	purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account;

•	ordinary brokerage transactions and transactions in which a broker solicits purchasers;

•	in negotiated transactions;

•	in a combination of any of the above methods of sale; or

•	any other method permitted under applicable law.
The Selling Stockholders may also engage in short sales against the box, puts and calls and other hedging transactions in the Shares or derivatives of the Shares and may sell or deliver the Shares in connection with these trades. For example, the Selling Stockholders may:

•	enter into transactions involving short sales of our Common Stock by broker-dealers;

•	sell our Common Stock short themselves and redeliver any portion of the Shares to close out their short positions;

•	enter into option or other types of transactions that require the Selling Stockholder to deliver Shares to a broker-dealer, who will then resell or transfer the Shares under this prospectus; or

•	loan or pledge Shares to a broker-dealer, who may sell the loaned Shares or, in the event of default, sell the pledged Shares.
There is no assurance that any of the Selling Stockholders will sell any or all of the Shares offered by them.
The Selling Stockholders may negotiate and pay broker-dealers commissions, discounts or concessions for their services. Broker-dealers engaged by the Selling Stockholders may allow other broker-dealers to participate in resales. However, the Selling Stockholders and any broker-dealers involved in the sale or resale of the Shares may qualify as “underwriters” within the meaning of the Section 2(a)(11) of the Securities Act. In addition, the broker-dealers’ commissions, discounts or concessions may qualify as underwriters’ compensation under the Securities Act.
The Selling Stockholders will be subject to the prospectus delivery requirements of the Securities Act, unless exempted therefrom.
In addition to selling the Shares under this prospectus, the Selling Stockholders may:

•
transfer their Shares in other ways not involving market makers or established trading markets, including, but not limited to, directly by gift, distribution, privately negotiated transactions in compliance with applicable law or other transfer; or

•
sell their Shares under Rule 144 of the Securities Act rather than under this prospectus, if the transaction meets the requirements of Rule 144. Each Selling Stockholder will bear all expenses with respect to the offering of the Shares by such Selling Stockholder.

Each Selling Stockholder will be subject to the applicable provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our Common Stock by the Selling Stockholders.
The Selling Stockholders may from time to time pledge or grant a security interest in some or all of the Shares owned by them and, if they default in the performance of their secured obligations, the pledges or secured parties may offer and sell the Shares from time to time under this prospectus after an amendment has been filed under Rule 424(b) or other applicable provision of the Securities Act amending the list of Selling Stockholders to include the pledge, transferee or other successors in interest as “Selling Stockholders” under this prospectus.
The Selling Stockholders also may transfer the Shares in other circumstances, in which case the respective pledgees, donees, transferees or other successors in interest may be the selling beneficial owners for purposes of this prospectus and may sell such Shares from time to time under this prospectus after an amendment or supplement has been filed under Rule 424(b) or other applicable provision of the Securities Act amending or supplementing the list of Selling Stockholders to include the pledge, transferee or other successors in interest as “Selling Stockholders” under this prospectus.

We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver copies of this prospectus to purchasers at or prior to the time of any sale of the Shares.
We will bear all costs, expenses and fees in connection with the registration of the Shares. The Selling Stockholders will bear all commissions and discounts, if any, attributable to the resale of the Shares. The Selling Stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the Shares against certain liabilities, including liabilities arising under the Securities Act.
We have agreed to indemnify the Selling Stockholders against certain liabilities, including liabilities under the Securities Act, the Exchange Act and state securities laws, relating to the registration of the Shares offered by this prospectus.
Once sold under the registration statement of which this prospectus is a part, the Shares will be freely tradable in the hands of persons other than our affiliates.
USE OF PROCEEDS
The Selling Stockholders will receive all of the proceeds from the sale of the Shares offered for sale under this prospectus. We will not receive any proceeds from the sale of the Shares by the Selling Stockholders.
SELLING STOCKHOLDERS
This prospectus covers the sale of an aggregate of up to 142,857,139 shares of our Common Stock, $0.0001 par value per share, by the Selling Stockholders. See “Description of Capital Stock” beginning on page 27 for a description of the Common Stock.
Each Selling Stockholder represented to us that it was an accredited investor and that it was acquiring the Common Stock for investment only and not with a view towards, or for resale in connection with, the public sale or distribution thereof in a manner that would violate the Securities Act or any applicable state securities laws.
Beneficial ownership is determined in accordance with Securities and Exchange Commission (“SEC”) rules, and generally includes voting or investment power with respect to our Common Stock. Shares of Common Stock subject to options, warrants, our Series C-12 Convertible Preferred Stock, Series F Convertible Preferred Stock and other convertible securities that are currently exercisable or convertible within 60 days are deemed to be outstanding and to be beneficially owned by the person holding the options, warrants or convertible securities for the purpose of computing the percentage ownership of the person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.
The following table sets forth certain information regarding the Selling Stockholders, the Shares that may be offered by this prospectus and other shares of Common Stock beneficially owned by them as of November 1, 2013. Selling Stockholders may offer Shares under this prospectus from time to time and may elect to sell none, some or all of the Shares set forth below. As a result, we cannot estimate the number of shares of Common Stock that a Selling Stockholder will beneficially own after termination of sales under this prospectus. However, for the purposes of the table below, we have assumed that, after completion of the offering, none of the Shares covered by this prospectus will be held by the Selling Stockholders. In addition, a Selling Stockholder may have sold, transferred or otherwise disposed of all or a portion of that holder’s Shares since the date on which they provided information for this table. We are relying on the Selling Stockholders to notify us of any changes in their beneficial ownership after the date they originally provided this information. See “Plan of Distribution” beginning on page 9. Unless otherwise disclosed in the footnotes to the table below, except for the ownership of the Common Stock, the Selling Stockholders have not had any material relationship with us within the past three years.

Selling Stockholder(1)	Number of Shares Beneficially Owned Before Offering	Number of Shares Covered by This Prospectus	Number of Shares Beneficially Owned After Offering (2)	Percentage of Shares Beneficially Owned after Offering(3)
Tang Capital Partners, L.P. (4)	22,204,113	20,490,033	40,072,797	9.99%
The Kevin C. Tang Foundation, Inc (5)	19,171,431	938,407	18,233,024	4.80%
Boxer Capital Group (6)	24,072,776	21,428,572	29,585,386	9.99%
RTW Investments, LLC (7)	22,100,455	21,428, 571	29,408,572	9.99%
Baker Entities (8)	22,536,301	57,142,855	—	—%
David S. Hunt (9)	9,500,000	9,500,000	—	—%
Colt Ventures, Ltd. (10)	5,714,286	5,714,286	—	—%
DAFNA (11)	3,571,500	3,571,500	—	—%
George F. Tidmarsh, M.D. Ph.D. (12)	69,404,300	1,071,429	68,332,871	31.00%
MTS Securities, LLC (13)	857,071	857,071	—	—%
Jeffrey Benison IRA (14)	714,286	714,286	—	—%

(1)
If required, information about other selling stockholders, except for any future transferees, pledgees, donees or successors of Selling Stockholders named in this table, will be set forth in a prospectus supplement or amendment to the registration statement of which this prospectus is a part. Additionally, post-effective amendments to the registration statement will, to the extent necessary, be filed to disclose any material changes to the plan of distribution from the description contained in the final prospectus.

(2)	This number assumes the sale of all shares offered by this prospectus.
(3)	This percentage is based upon 220,220,368 shares of Common Stock outstanding on November 1, 2013.
(4)
Tang Capital Partners, LP (“TCP”) shares voting and dispositive power over such shares with Tang Capital Management, LLC and Kevin C. Tang (collectively, “Tang Entities”). The beneficial holdings reported herein include shares of Common Stock underlying various series of convertible preferred stock beneficially owned by TCP.  Such preferred stock is convertible into shares of the Company’s Common Stock, subject to a limitation such that TCP may only convert such preferred stock to the extent that, after such conversion, the Tang Entities do not beneficially own more than 9.999% of the Company’s common stock (“Conversion Limit”).    When calculating the Conversion Limit, the Tang Entities are aggregated with the Kevin C. Tang Foundation, Inc., however, for the purpose of the table above, such holdings have not been aggregated for purposes of determining the applicable Conversion Limit.  Mr. Tang disclaims beneficial ownership of all shares reported herein except to the extent of his pecuniary interest therein. The address of TCP is 4747 Executive Drive, Suite 510, San Diego, CA 92121.

(5)
Kevin C. Tang has sole voting and dispositive power over the shares beneficially owned by The Kevin C. Tang Foundation, Inc.  The beneficial holdings reported herein include shares of Common Stock underlying various series of convertible preferred stock beneficially owned by The Kevin C. Tang Foundation, Inc.  Such preferred stock is convertible into shares of the Company’s Common Stock, subject to the Conversion Limit.    When calculating the Conversion Limit, the Tang Entities are aggregated with the Kevin C. Tang Foundation, Inc., however, for the purpose of the table above, such holdings have not been aggregated for purposes of determining the applicable Conversion Limit.  The address of The Kevin C. Tang Foundation, Inc.  is 4747 Executive Drive, Suite 510, San Diego, CA 92121.

(6)
Boxer Asset Management Inc. (“Boxer Management”) is the managing member and majority owner of Boxer Capital, LLC (“Boxer Capital”). Joseph Lewis is the sole indirect owner and controls Boxer Management. MVA Investors, LLC (“MVA” and collectively with Boxer Capital, "Boxer Capital Group") is the independent, personal investment vehicle of certain employees of Boxer Capital and Tavistock Life Sciences Company, which is a Delaware corporation and an affiliate of Boxer Capital. As such, MVA is not controlled by Boxer Capital, Boxer Management and Joseph Lewis. The principal business address of both Boxer Capital and MVA is: 440 Stevens Avenue, Suite 100, Solana Beach, CA 92075. The principal business address of both Boxer Management and Joseph Lewis is: c/o Cay House P.O. Box N-7776 E.P. Taylor Drive Lyford Cay, New Providence, Bahamas.

(7)	The address of RTW Investments, LLC is 1350 Avenue of the Americas, 28th Floor, New York, NY 10019. Roderick Wong is the Managing Member of RTW Investments, LLC.

(8)
The number of shares beneficially owned before the offering includes 14,882,585 shares of Common Stock directly owned by Baker Brothers Life Sciences, L.P. (“Life Sciences”), a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC, 372,856 shares of Common Stock directly owned by 14159, L.P. (“14159”), a limited partnership the sole general partner of which is 14159 Capital, L.P., a limited partnership the sole general partner of which is 14159 Capital (GP), LLC, 1,134,381 shares of Common Stock directly owned by 667, L.P. (Account #1) (“667 #1”) and 778,247 shares of Common Stock owned by 667, L.P. (Account #2) (“667 #2,” and together with Life Sciences and 14159, the “Baker Entities”). In addition, the Baker Entities beneficially own, subject to the 9.99% limitation discussed below, up to 5,368,232 shares of Common Stock that may be acquired upon the conversion of shares of our Series F convertible preferred stock before the offering. The shares of Series F convertible preferred stock have a limit on the ability of the holder to convert, to the extent that the holder would beneficially own greater than 9.99% of the Company’s Common Stock following the conversion, provided that the holder has the ability to increase or decrease this limitation on conversion upon providing the Company with 61 days’ prior written notice.Mr. Julian Baker and Mr. Felix Baker share voting and dispositive power over the shares held by the Baker Entities. Mr. Julian Baker and Mr. Felix Baker disclaim beneficial ownership over all shares held by the Baker Entities, except to the extent of their pecuniary interest in such shares.  The address for the Baker Entities is 667 Madison Avenue, New York, NY 10065.

(9)	The address of David S. Hunt is 1601 Elm Street, Suite 3400, Dallas, TX 75201.
(10)	The address of Colt Ventures, Ltd. is 2101 Cedar Springs Road, Suite 1230, Dallas, TX 75201. Darren Blanton is the managing member of Colt Ventures Ltd.
(11)
The address of DAFNA Lifescience Select, LTD DAFNA Lifescience, Market Neutral Ltd. and DAFNA Lifescience, Select Ltd. (collectively, “DAFNA”) is 10990 Wilshire Blvd., Suite 1400, Los Angeles, CA 90024. Nathan Fiscltel is the managing member of DAFNA.

(12)	George F. Tidmarsh, M.D. Ph.D. has served as our President and Chief Executive Officer and one of our directors since January 2012.
(13)	The address of MTS Securities, LLC is 623 Fifth Avenue, 14th Floor, New York, NY 10022. Mark Epstein is the Senior Managing Director of MTS Securities, LLC.
(14)	The address of Jeffrey Benison is c/o Benjamin Partners, 589 Broadway, 4th Floor, New York, NY 10012

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes to those consolidated financial statements included elsewhere in this prospectus. This discussion contains forward-looking statements that involve significant risks and uncertainties. As a result of many factors, such as those set forth under “Risk Factors” and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements. Please refer to the discussion under the heading “Forward-Looking Statements” above.
Overview
La Jolla Pharmaceutical Company is a biopharmaceutical company focused on the discovery, development and commercialization of innovative therapeutics for chronic organ failure and cancer. Our drug development efforts are focused on two product candidates: GCS-100 and LJPC-501. GCS-100 targets the galectin-3 protein, which, when overproduced by the human body, has been associated with chronic organ failure and cancer. In January 2013, we initiated a Phase 1/2 clinical trial with GCS-100 for the treatment of chronic kidney disease or CKD. The Phase 1 portion of the clinical trial was successfully completed on May 6, 2013. After analysis of the data from the Phase 1/2 clinical study we decided to suspend the Phase 2 portion and expanded it to a three arm randomized 117 patient Phase 2 clinical study. We have started the Phase 2 randomized single blinded clinical trial of GCS-100 for the treatment of CKD.  LJPC-501 is a peptide agonist of the renin-angiotensin system, which is designed to help restore kidney function in patients with hepatorenal syndrome, or HRS. We filed an Investigational New Drug Application, or IND with the Food and Drug Administration, or FDA for LJPC-501 on May 31, 2013, and received acceptance to move forward with our planned Phase 1 clinical trial and plan to initiate the Phase 1 clinical trial in HRS by the end of 2013.
GCS-100 Overview
GCS-100 is a complex polysaccharide derived from pectin that binds to, and blocks the activity of galectin-3, a type of galectin. Galectins are a member of a family of proteins in the body called lectins. These proteins interact with carbohydrate sugars located in, on the surface of, and in between cells. This interaction causes the cells to change behavior, including cell movement, multiplication, and other cellular functions. The interactions between lectins and their target carbohydrate sugars occur via a carbohydrate recognition domain, or CRD, within the lectin. Galectins are a subfamily of lectins that have a CRD that bind specifically to beta-galactoside sugar molecules.
Galectins have a broad range of functions, including regulation of cell survival and adhesion, promotion of cell-to-cell interactions, growth of blood vessels, regulation of the immune response and inflammation.
Over-expression of galectin-3 has been implicated in a number of human diseases, including chronic organ failure and cancer. This makes modulation of the activity of galectin-3 an attractive target for therapy in these diseases.
Current Clinical Study
In December 2012, we announced that the FDA’s Division of Cardiovascular and Renal Products had accepted our IND, which included a clinical trial protocol designed to study GCS-100 in patients with CKD. In January 2013, we initiated a Phase 1/2 clinical trial with GCS-100 in patients with CKD. The trial is designed in two parts. Part A (Phase 1) will evaluate the safety of single, ascending doses of GCS-100 and determine a maximum tolerated dose. Part B (Phase 2) will evaluate the safety and activity of multiple doses of GCS-100. Part B is designed to measure activity and will include various markers of kidney function. Part A of the clinical trial has been completed and Part B has been suspended.
Part B of the Phase 1/2 trial was suspended after analysis of the Phase 1 data in order to move forward with a new Phase 2 randomized single blinded clinical study of GCS-100 for the treatment of CKD.  The Phase 2 clinical trial will dose up to 117 patients weekly up to eight weeks randomized 1:1:1 in three dosing groups, placebo, 1.5 mg/m2, or milligrams per meter squared, and 30 mg/m2, with the primary endpoint being change in eGFR from baseline compared to placebo and the secondary endpoint being safety. This Phase 2 trial has stared to enroll patients and we expect to receive data from the study during the first half of 2014.

LJPC-501 Overview
LJPC-501 is a peptide agonist of the renin-angiotensin system that acts to help the kidneys balance body fluids and electrolytes. Studies have shown that LJPC-501 may improve renal function in patients with HRS. HRS is a life-threatening form of progressive renal failure in patients with liver cirrhosis or fulminant liver failure. In these patients, the diseased liver secretes vasodilator substances (e.g., nitric oxide and prostaglandins) into the bloodstream that cause under-filling of blood vessels. This low-blood-pressure state causes a reduction in blood flow to the kidneys. As a means to restore systemic blood pressure, the kidneys induce both sodium and water retention, which contribute to ascites, a major complication associated with HRS.
HRS is categorized into two types, based on the rapidity of the progression of renal failure as measured by a marker called serum creatinine. Type 1 HRS is the more rapidly progressing type and is characterized by a 100% increase in serum creatinine to > 2.5 mg/dL, or milligrams per deciliter, within two weeks. Fewer than 10% of people with Type 1 HRS survive hospitalization, and the median survival is only a few weeks. Type 2 HRS is slower progressing, with serum creatinine rising gradually; however, patients with Type 2 HRS can develop sudden renal failure and progress to Type 1 HRS. Although ascites occurs in both Type 1 and Type 2 HRS, recurrent ascites is a major clinical characteristic of Type 2 HRS patients, and median survival is only four to six months. We estimate that HRS affects an estimated 90,000 people in the United States, and most of these patients will die from this disease.
In February 2013, we conducted a meeting with the FDA to discuss the design for a clinical trial studying LJPC-501 in patients suffering from HRS. Based on feedback from this meeting, we filed an IND on May 31, 2013 and received acceptance to move forward with our planned Phase 1 clinical study  of LJPC-501 for the treatment of HRS.  We plan to initiate the Phase 1 clinical trial of LJPC-501for the treatment of HRS by the end of 2013.
Critical Accounting Policies and Estimates
The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with the United States generally accepted accounting principles ("GAAP"). The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis. We base our estimates on historical experience and on other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates under different assumptions or conditions.
We believe the following critical accounting policies involve significant judgments and estimates used in the preparation of our consolidated financial statements as of December 31, 2012 and for the year then ended (see also Note 1 to our consolidated financial statements included in Part IV).
Share-based compensation
Share-based compensation expense for the years ended December 31, 2012 and 2011 was approximately $8.6 million and $0.3 million, respectively. As of December 31, 2012, there was approximately $27.8 million of total unrecognized compensation cost related to non-vested share-based payment awards granted under our equity compensation plans. Share-based compensation expense recognized for fiscal years 2012 and 2011 is based on awards ultimately expected to vest, net of estimated forfeitures, if any. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Total unrecognized compensation cost will be adjusted for future changes in estimated forfeitures. We expect to recognize that cost over a weighted-average period of 1.2 years.
Option-pricing models were developed for use in estimating the value of traded options that have no vesting or hedging restrictions and are fully transferable. Because the employee and director stock options granted by us have characteristics that are significantly different from traded options, and because changes in the subjective assumptions can materially affect the estimated value, in our opinion, the existing valuation models may not provide an accurate measure of the fair value of the employee and director stock options granted by us. Although the fair value of the employee and director stock options granted by us is determined using an option-pricing model, that value may not be indicative of the fair value observed in a willing-buyer/willing-seller market transaction.

Derivative Liabilities
In conjunction with the financing we closed in May 2010 (the “May 2010 Financing”), we issued Series C-1 Preferred Stock that contained certain embedded derivative features, as well as warrants that were accounted for as derivative liabilities (see Note 4 to our consolidated financial statements included in Part IV). These derivative liabilities were determined to be ineligible for equity classification due to provisions of the underlying preferred stock, which were also ineligible for equity classification because redemption was outside our sole control. As of December 31, 2012, the derivative liabilities are no longer present in the Series C2 Stock and Series D2 Stock.
These derivative liabilities were initially recorded at their estimated fair value on the date of issuance and were subsequently adjusted to reflect the estimated fair value at each period end, with any decrease or increase in the estimated fair value being recorded as other income or expense, accordingly. The fair value of these liabilities was estimated using option pricing models that are based on the individual characteristics of the common stock and preferred stock, the derivative liability on the valuation date, probabilities related to our operations and clinical development (based on industry data), as well as assumptions for volatility, remaining expected life, risk-free interest rate and, in some cases, credit spread. The option pricing models of our derivative liabilities are estimates and are sensitive to changes to certain inputs used in the options pricing models. To better estimate the fair value of the derivative liabilities at each reporting period, the binomial option pricing models and their inputs were refined based on information available to the Company. Such changes did not have a significant impact on amounts recorded in previous interim reporting periods.

New Accounting Pronouncements
Effective January 1, 2012, we adopted Financial Accounting Standards Board’s (“FASB”) Accounting Standards Update (“ASU”) No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income and ASU No. 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in ASU No. 2011-5. In these updates, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. ASU No. 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The amendments in ASU No. 2011-05 do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The amendments in these updates are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The adoption of ASU Nos. 2011-05 and 2011-12 did not have a material impact on our consolidated financial position or results of operations. We have presented comprehensive loss in the Company’s consolidated statements of comprehensive loss.
Effective January 1, 2012, we prospectively adopted FASB’s ASU No. 2011-04, “Fair Value Measurement (Topic 820) - Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS”. The amendments in ASU 2011-04 result in common fair value measurement and disclosure requirements in GAAP and International Financial Reporting Standards (“IFRS”). Consequently, the amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. This pronouncement is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The adoption of ASU No. 2011-04 did not have a material effect on the Company’s consolidated financial position or results of operations.
Results of Operations
Three and Nine Months Ended September 30, 2013
Revenue. There was no revenue for the three and nine months ended September 30, 2013 and 2012.
Research and Development Expense. During the three months ended September 30, 2013, we incurred approximately $0.9 million in research and development expense, which was primarily related to costs associated with the Phase 2 clinical study of GCS-100, the preparation of the Phase 1 clinical study of LJPC-501 and approximately $0.3 million in stock compensation expense, compared to $0.5 million in research and development expense during the three months ended September 30, 2012, which was primarily related to costs associated with the preclinical study of GCS-100. We expect research and development expenditures to continue to increase going forward as we continue to develop GCS-100, commence clinical studies of LJPC-501 and as we continue to develop our pipeline.

During the nine months ended September 30, 2013, we incurred approximately $2.3 million in research and development expense, which was primarily related to costs associated with the Phase 1 clinical study of GCS-100, our current Phase 2 clinical study of GCS-100 the preparation of our Phase 1 clinical study of LJPC-501 and approximately $0.7 million in stock compensation expense compared to approximately $0.8 million in research and development expense during the nine months ended September 30, 2012, which was primarily related to costs associated with the preclinical study of GCS-100.
General and Administrative Expense. During the three months ended September 30, 2013, general and administrative expense was approximately $3.2 million, compared with approximately $3.0 million for the three months ended September 30, 2012. This increase exclusive of share-based compensation expense is due to additions in management, other staffing needs, our move into a full-time office space cost associated with the Private Placement during the three months ended September 30, 2013. During the three months ended September 30, 2013 and September 30, 2012 there was approximately $2.5 million and approximately $2.8 million in stock compensation expense, respectively.
During the nine months ended September 30, 2013, general and administrative expense increased to approximately $9.2 million, compared with approximately $6.5 million for the nine months ended September 30, 2012. This increase exclusive of share-based compensation expense is due to additions in management, other staffing needs, our move into a full-time office space cost associated with the Private Placement during the nine months ended September 30, 2013. During the nine months ended September 30, 2013 and September 30, 2012 there was approximately $7.6 million and approximately $5.1 million in stock compensation expense, respectively.
Non-Operating Income and Expense. During the three months ended September 30, 2012, non-operating income as a result of adjustments to the fair value of derivative liabilities was approximately $1.2 million. During the nine months ended September 30, 2012, non-operating income as a result of adjustments to the fair value of derivative liabilities was approximately $2.7 million. All derivative liabilities were eliminated effective December 31, 2012. The elimination of the derivative liabilities was due to the elimination of the redemption features, elimination of the full-ratchet anti-dilution features of the Series C-12 Preferred, Series C-22 Preferred, and the Series D-12 Preferred and the relinquishment of the Series D-22 Warrants.
Other Income/Expense. Other income and other expense, net, for the three months ended September 30, 2013 was $1,000 compared to $1,000 of expense for the three months ended September 30, 2012.
During the nine months ended September 30, 2013 other income and other expense, net was $3,000 compared to $1,000 of income for the nine months ended September 30, 2012.
Preferred Stock Dividend. We paid dividends payable-in-kind on the outstanding Series C-12 Preferred and Series C-22 Preferred of $337,000 and $801,000 for the three and nine months ended September 30, 2013, respectively. During the three and nine months ended September 30, 2012 we accrued approximately $0.3 million and approximately $0.3 million, respectively, for dividends payable-in-kind on the outstanding Series C-12 Preferred.
Years Ended December 31, 2012 and 2011
Revenue. There was no revenue for the years ended December 31, 2012 and 2011.
Research and Development Expense. During the year ended December 31, 2012, we incurred $1.4 million in research and development expense, which was primarily related to $0.8 million in stock compensation expense and costs associated with the preclinical study of GCS-100, compared to $0.2 million in research and development expense during the year ended December 31, 2011, which was primarily related to costs associated with the preclinical study of LJP1485. We expect research and development expenditures to continue to increase going forward as we continue to develop GCS-100 and commence clinical studies of LJPC-501.
General and Administrative Expense. During the year ended December 31, 2012, general and administrative expense increased to $9.4 million, compared with $2.1 million for the year ended December 31, 2011. The increase is primarily due to a $7.6 million increase in stock compensation expense, which was partially offset by lower salaries of $0.2 million.
Non-Operating Income and Expense. During the year ended December 31, 2012, non-operating income as a result of adjustments to the fair value of derivative liabilities was $3.0 million. This decrease in value was recorded as non-operating income for the year ended December 31, 2012. All derivative liabilities were removed effective December 31, 2012. The removal of the derivative liabilities was due to the removal of the redemption features, removal of the full-ratchet anti-dilution features of the Series C-12 Stock, Series C-22 Stock and the Series D-12 Stock and the relinquishment of the Series D-22 Warrants.

Non-operating expense as a result of adjustments to the estimated fair value of derivative liabilities was $9.5 million for the year ended December 31, 2011. The derivative liabilities issued in the May 2010 Financing were remeasured to their estimated fair value as of December 31, 2011, resulting in a net increase in value of $9.5 million for the year ended December 31, 2011. This increase in value was recorded as non-operating expense for the year ended December 31, 2011. The increase was primarily due to changes in variables and underlying shares for revaluation in our binomial pricing models.
The non-operating income and expense recorded as a result of adjustments to the estimated fair value of derivative liabilities is non-cash income and expense. Accounting rules require that our derivative instruments be adjusted to their fair values at each reporting date. Prior results may not be indicative of future results. As a result of the Second Waiver Agreement, we do not expect to generate non-operating income or expense relating to these derivative liabilities in the foreseeable future.
Other Income/Expense. Other income and other expense, net, decreased to $4,000 for the year ended December 31, 2012, compared to $0.2 million of income for the same period in 2011. The income in 2011 was due to reclassification of $0.2 million received from the preferred stockholders in April 2011 to miscellaneous income, as a result of the failure of the preclinical study of LJP1485 in May 2011.
Preferred Stock Dividend. We paid dividends in-kind of $0.4 million and $0.1 million in November 2012 and 2011, respectively, and $0.4 million in May 2012, on the outstanding Series C-12 Stock issued in the May 2010 Financing. As of December 31, 2012 and 2011, we accrued dividends payable in-kind on the outstanding Series C-12 Stock of $0.1 million.
Net Operating Loss and Research Tax Credit Carryforwards. At December 31, 2012, we had federal and California income tax net operating loss carryforwards of approximately $354.0 million and $292.6 million, respectively. In addition, we had Federal and California research and development tax credit carryforwards of $21.2 million and $11.2 million, respectively. These income tax net operating loss carryforwards and research and development tax credit carryforwards are subject to annual limitations under Section 382/383 of the Internal Revenue Code of 1986, as amended (the “IRC”). In February 2009 and May 2010, we experienced changes in ownership at times when our enterprise value was minimal. As a result of these ownership changes and the low enterprise value, our Federal and California net operating loss carryforwards and Federal research and development credit carryforwards as of December 31, 2012 will be subject to annual limitations under IRC Section 382/383 and, more likely than not, will expire unused.
Liquidity and Capital Resources
From inception through September 30, 2013, we have incurred a cumulative net loss of approximately $458.9 million and have financed our operations through public and private offerings of securities, revenues from collaborative agreements, equipment financings and interest income on invested cash balances. From inception through September 30, 2013, we have raised approximately $428.0 million in net proceeds from sales of equity securities.
At September 30, 2013, we had approximately $10.7 million in cash, as compared to approximately $3.4 million of cash at December 31, 2012. At September 30, 2013 we had positive working capital of approximately $10.1 million, compared to negative working capital of approximately $14.9 million at September 30, 2012. Prior to December 31, 2012 our working capital had been largely driven by our derivative liability obligations, which have been eliminated entirely as of December 31, 2012. The decrease in cash resulted from the use of our financial resources to fund our general corporate operations.
In February 2013, we signed a lease agreement (that became effective on April 22, 2013) for office space that we moved into on March 23, 2013. From June 2011 until March 2013, we had a short-term lease for temporary office space.
Effective December 31, 2012, our preferred stockholders exercised a portion of their Series C-22 Warrants, which resulted in the Company receiving $500,000 in net proceeds.
On September 27, 2013, we closed a Private Placement of $10 million. From the Private Placement we received net proceeds of approximately $9.7 million which we expect to give us sufficient cash reserves for at least eighteen months.
Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in our financial condition, expenses, results of operations, liquidity, capital expenditures or capital resources.

BUSINESS
Product Portfolio
We have a broad product portfolio consisting of both development-stage and discovery-stage products. We strive to maintain a robust pipeline of products to bring through development and to the market.
Our products, their target indications and their development status are summarized in the table below:
Some of our product candidates may prove to be beneficial in disease indications beyond those we are now pursuing. We may out-license our product candidates to third parties or in-license other product candidates that are synergistic with our current programs.
GCS-100
Scientific Background
GCS-100 is a complex polysaccharide derived from pectin that binds to, and blocks the activity of galectin-3, a type of galectin. Galectins are a member of a family of proteins in the body called lectins. These proteins interact with carbohydrate sugars located in, on the surface of, and in between cells. This interaction causes the cells to change behavior, including cell movement, multiplication, and other cellular functions. The interactions between lectins and their target carbohydrate sugars occur via a carbohydrate recognition domain, or CRD, within the lectin. Galectins are a subfamily of lectins that have a CRD that bind specifically to beta-galactoside sugar molecules. Galectins have a broad range of functions, including regulation of cell survival and adhesion, promotion of cell-to-cell interactions, growth of blood vessels, regulation of the immune response and inflammation.
Over-expression of galectin-3 has been implicated in a number of human diseases, including chronic organ failure and cancer. This makes modulation of the activity of galectin-3 an attractive target for therapy in these diseases.
Chronic Kidney Disease
The initial clinical focus of our development program for GCS-100 is CKD. The United States Renal Data System estimated that, in 2010, approximately 49 million adults in the United States suffered from CKD, 547,982 were being treated for end-stage renal disease, or ESRD, and 88,630 died as a result of CKD. It was estimated that CKD costs the United States health care system $41 billion per year for Medicare patients alone. There are no FDA-approved therapies for CKD.
Several recent studies have shown that increased circulating levels of galectin-3 are associated with poorer outcomes in patients with chronic organ failure, including kidney disease. Additionally, a number of preclinical studies using multiple animal models have demonstrated a direct, causal role of galectin-3 expression and secretion in the scar formation (tissue fibrosis) leading to kidney failure. Specifically, animals that have been genetically engineered to lack galectin-3 produce less harmful scar formation after kidney injury or transplantation and have reduced inflammatory cytokine expression and better kidney function. By blocking the activity of galectin-3 pharmacologically, GCS-100 has the potential to reduce the tissue fibrosis that leads to the worsening of kidney function.

Chronic Liver Disease
GCS-100 also has the potential to treat various forms of chronic liver disease also characterized by tissue fibrosis. In 2006, The National Institute of Diabetes and Digestive and Kidney Diseases, or NIDDK estimated that non-alcoholic steatohepatitis-hepatocellular carcinoma, or NASH, affects between two and five percent of Americans. In 2004, NIDDK estimated that 5.5 million Americans had chronic liver disease or cirrhosis, and that $1.6 billion was spent annually on the treatment for chronic liver disease and cirrhosis. Chronic liver disease and cirrhosis were estimated to be the 12th leading cause of death in the United States, accounting for approximately 27,000 deaths annually.
In December 2012, we announced the results of a preclinical study that examined the effect of GCS-100 on liver fibrosis in mice. The study, which was performed in collaboration with the Stelic Institute, was conducted in an established, benchmark preclinical model for NASH. When compared to placebo-treated control animals, GCS-100-treated animals showed a statistically significant reduction in liver fibrosis and a statistically significant improvement in the score of non-alcoholic fatty liver disease, or NAFLD. A statistically significant improvement in liver function was also observed, as measured by the liver enzyme alanine transaminase, or ALT, which in some cases returned to near normal levels.
Cancer
By modulating galectin-3’s effects on cell survival, blood vessel growth and the immune response, GCS-100 has the potential to treat various forms of cancer. The American Cancer Society estimated that, in 2013, approximately 1.7 million new cases of cancer are expected to be diagnosed in the United States, and cancer will be the cause of death of approximately 600,000 Americans.
A number of preclinical studies have demonstrated the positive effects of GCS-100 as a potential anticancer agent. For example, in November 2012, a study published in the journal Blood demonstrated the mechanism by which GCS-100 improves the response to chemotherapy in lymphoma, a type of blood cancer. In this study conducted by researchers at UCLA entitled, “Galectin-3 binds to CD45 on diffuse large B cell lymphoma cells to regulate susceptibility to cell death,” it was demonstrated that galectin-3 binds to an enzyme on the surface of lymphoma cells called CD45, and that it is this protein-enzyme combination that regulates the susceptibility of the cells to chemotherapy drugs. The researchers showed that treating the lymphoma cells with GCS-100 can inhibit the protective effect of galectin-3, thus allowing the cancer cells to be killed effectively by chemotherapy agents such as dexamethasone, rituximab and etoposide.
In a Phase 2 clinical study investigating the safety and activity of GCS-100 administered as a single agent in 24 patients with relapsed, chronic lymphocytic leukemia, or CLL, GCS-100 was shown to be safe and well tolerated. In addition, 25% of these patients experienced a clinical benefit as measured by a partial reduction in their tumor burden. The results of this study were presented at the American Society of Clinical Oncology 2009 Annual Meeting.
Current Clinical Study
In December 2012, we announced that the FDA’s Division of Cardiovascular and Renal Products had accepted our IND, which included a clinical trial protocol designed to study GCS-100 in patients with CKD. In January 2013, we initiated a Phase 1/2 clinical trial with GCS-100 in patients with CKD. The trial is designed in two parts. Part A (Phase 1) will evaluate the safety of single, ascending doses of GCS-100 and determine a maximum tolerated dose. Part B (Phase 2), will evaluate the safety and activity of multiple doses of GCS-100. Part B is designed to measure activity and will include various markers of kidney function. The trial is currently enrolling patients in Phase 2.
LJPC-501
LJPC-501 is a peptide agonist of the renin-angiotensin system that acts to help the kidneys balance body fluids and electrolytes. Studies have shown that LJPC-501 may improve renal function in patients with HRS. HRS is a life-threatening form of progressive renal failure in patients with liver cirrhosis or fulminant liver failure. In these patients, the diseased liver secretes vasodilator substances (e.g., nitric oxide and prostaglandins) into the bloodstream that cause under-filling of blood vessels. This low-blood-pressure state causes a reduction in blood flow to the kidneys. As a means to restore systemic blood pressure, the kidneys induce both sodium and water retention, which contribute to ascites, a major complication associated with HRS.

HRS is categorized into two types, based on the rapidity of the progression of renal failure as measured by marker called serum creatinine. Type 1 HRS is the more rapidly progressing type and is characterized by a 100% increase in serum creatinine to > 2.5 mg/dL within two weeks. Fewer than 10% of people with Type 1 HRS survive hospitalization, and the median survival is only a few weeks. Type 2 HRS is slower progressing, with serum creatinine rising gradually; however, patients with Type 2 HRS can develop sudden renal failure and progress to Type 1 HRS. Although ascites occurs in both Type 1 and Type 2 HRS, recurrent ascites is a major clinical characteristic of Type 2 HRS patients, and median survival is only four to six months. We estimate that HRS affects an estimated 90,000 people in the United States, and most of these patients will die from this disease.
In February 2013, we conducted a meeting with the FDA to discuss the design for a clinical trial studying LJPC-501 in patients suffering from HRS. Based on feedback from this meeting, we plan to file an IND by the end of the third quarter of 2013 and initiate a Phase 1 clinical trial with LJPC-501 in HRS by the end of 2013.
Other Product Candidates
In addition to GCS-100 and LJPC-501, we have several product candidates in the early development stage. These product candidates include LJPC-101, a subcutaneous formulation of GCS-100, LJPC-201, an oral galectin-3 inhibitor and LJPC-301, a monoclonal antibody designed to neutralize galectin-3. We continuously evaluate opportunities to efficiently and effectively advance new product candidates into development for significant unmet medical needs.
Financial Condition
At September 30, 2013, we had $10.7 million in cash and equivalents and positive working capital of $10.1 million. We believe that our current cash resources are sufficient to fund planned operations for at least the next 18 months.
Patents and Proprietary Technologies
As of November 1, 2013, the Company had: (i) three issued patents, one allowed patent and three pending patent applications in the United States; (ii) two pending patent applications in Canada; and (iii) one pending patent application in Europe. The issued and allowed patents provide, and if issued, the pending patent applications will provide, protection for our lead drug candidate GCS-100, including claims for compositions of modified pectin solutions, methods for manufacturing modified pectins and modified pectin solutions, and compositions and uses of galectin antagonists. The issued and allowed patents expire between 2025 and 2028, not taking into account any potential patent-term extensions that may be available in the future.
In addition to the above, we plan to file additional patent applications that, if issued, would provide further protection for GCS-100 and LJPC-501.
Competition
The biotechnology and pharmaceutical industries are subject to rapid technological change. Competition from domestic and foreign biotechnology companies, large pharmaceutical companies and other institutions is intense and expected to increase. A number of companies are pursuing the development of pharmaceuticals in our targeted areas. These include companies that are conducting preclinical studies and clinical trials in the field of galectin mediation, including Galectin Therapeutics Inc. and Galecto Biotech AB.
In addition, there are a number of pharmaceutical companies, biotechnology companies and academic institutions engaged in activities relating to the research and development of potential treatments for chronic organ failure and cancer, as well as galectin regulation as a potential target for therapy. Most of these companies and institutions have substantially greater facilities, resources, research and development capabilities, regulatory compliance expertise, and manufacturing and marketing capabilities than we do. In addition, other technologies in the future may be the basis of competitive products. There can be no assurance that our competitors will not develop or obtain regulatory approval for products more rapidly than we can, or develop and market technologies and products that are more effective than those we are developing or that would render our technology and proposed products obsolete or noncompetitive.

Government Regulation
United States
Our research and development activities and the future manufacturing and marketing of any products we develop are subject to significant regulation by numerous government authorities in the United States and other countries. In the United States, the Federal Food, Drug and Cosmetic Act and the Public Health Service Act govern the testing, manufacture, safety, efficacy, labeling, storage, record keeping, approval, advertising and promotion, and distribution of our drug candidates and any products we may develop. In addition, this regulatory framework is subject to changes that may adversely affect approval, delay an application or require additional expenditures.
The steps required before a pharmaceutical compound may be marketed in the United States include: preclinical laboratory and animal testing; submission of an IND to the FDA, which must become effective before clinical trials may commence; conducting adequate and well-controlled clinical trials to establish the safety and efficacy of the drug; submission of a New Drug Application, or NDA or Biologics License Application, or BLA for biologics to the FDA; satisfactory completion of an FDA preapproval inspection of the manufacturing facilities to assess compliance with current good manufacturing practices, or cGMP; and FDA approval of the NDA or BLA prior to any commercial sale or shipment of the drug. In addition to obtaining FDA approval for each product, each drug-manufacturing establishment used must be registered with the FDA and be operated in conformity with cGMP. Drug product manufacturing facilities may also be subject to state and local regulatory requirements.
Preclinical testing includes laboratory evaluation of product chemistry and animal studies to assess the safety and efficacy of the product and its formulation. The results of preclinical testing are submitted to the FDA as part of an IND, and, unless the FDA objects, the IND becomes effective 30 days following its receipt by the FDA.
Clinical trials involve administration of the drug to healthy volunteers and to patients diagnosed with the condition for which the drug is being tested under the supervision of qualified clinical investigators. Clinical trials are conducted in accordance with protocols that detail the objectives of the study, the parameters to be used to monitor safety, and the efficacy criteria to be evaluated. Each protocol is submitted to the FDA as part of the IND. Each clinical trial is conducted under the auspices of an independent Institutional Review Board, or IRB in the United States, or Ethics Committee, or EC outside the United States, for each trial site. The IRB or EC considers, among other matters, ethical factors and the safety of human subjects.
Clinical trials are typically conducted in three sequential phases, but the phases may overlap or be repeated. In Phase 1 clinical trials, the drug is initially introduced into healthy human subjects or patients and is tested for adverse effects, dosage tolerance, metabolism, distribution, excretion and clinical pharmacology. Phase 2 clinical trials involve the testing of a limited patient population in order to characterize the actions of the drug in targeted indications, in order to determine drug tolerance and optimal dosage and to identify possible adverse side effects and safety risks. When a compound appears to be effective and have an acceptable safety profile in Phase 2 clinical trials, Phase 3 clinical trials are undertaken to further evaluate and confirm clinical efficacy and safety within an expanded patient population at multiple clinical trial sites. The FDA reviews the clinical plans and monitors the results of the trials and may discontinue the trials at any time if significant safety issues arise. Similarly, an IRB or EC may suspend or terminate a trial at a study site that is not being conducted in accordance with the IRB or EC’s requirements or that has been associated with unexpected serious harm to subjects.
The results of preclinical testing and clinical trials are submitted to the FDA for marketing approval in the form of an NDA or BLA. The submission of an NDA or BLA also requires the payment of user fees, but a waiver of the fees may be obtained under specified circumstances. The testing and approval process is likely to require substantial time, effort and resources and there can be no assurance that any approval will be granted on a timely basis, if at all, or that conditions of any approval, such as warnings, contraindications, or scope of indications will not materially impact the potential market acceptance and profitability of the drug product. Data obtained from clinical trials are not always conclusive, and the FDA may interpret data differently than we interpret the same data. The FDA may refer the application to an advisory committee for review, evaluation and recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it generally follows such recommendations. The approval process is affected by a number of factors, including the severity of the disease, the availability of alternative treatments, and the risks and benefits of the product demonstrated in clinical trials.

Additional preclinical testing or clinical trials may be requested during the FDA review period and may delay any marketing approval. After FDA approval for the initial indications, further clinical trials may be necessary to gain approval for the use of the product for additional indications. In addition, after approval, some types of changes to the approved product, such as manufacturing changes, are subject to further FDA review and approval. The FDA mandates that adverse effects be reported to the FDA and may also require post-marketing testing to monitor for adverse effects, which can involve significant expense. Adverse effects observed during the commercial use of a drug product or which arise in the course of post-marketing studies can result in the need for labeling revisions, including additional warnings and contraindications, and, if the findings significantly alter the risk/benefit assessment, the potential withdrawal of the drug from the market.
Among the conditions for FDA approval is the requirement that the prospective manufacturer’s quality control and manufacturing procedures conform to the FDA’s cGMP requirements. Domestic manufacturing facilities are subject to biannual FDA inspections and foreign manufacturing facilities are subject to periodic inspections by the FDA or foreign regulatory authorities. If the FDA finds that a company is not operating in compliance with cGMPs, the continued availability of the product can be interrupted until compliance is achieved and, if the deficiencies are not corrected within a reasonable time frame, the drug could be withdrawn from the market. In addition, the FDA strictly regulates labeling, advertising and promotion of drugs. Failure to conform to requirements relating to licensing, manufacturing, and promoting drug products can result in informal or formal sanctions, including warning letters, injunctions, seizures, civil and criminal penalties, adverse publicity and withdrawal of approval.
Foreign
We are also subject to numerous and varying foreign regulatory requirements governing the design and conduct of clinical trials and marketing approval for pharmaceutical products to be marketed outside of the United States. The approval process varies among countries and regions and can involve additional testing, and the time required to obtain approval may differ from that required to obtain FDA approval.
The steps to obtain approval to market a pharmaceutical compound in the European Union include: preclinical laboratory and animal testing; conducting adequate and well controlled clinical trials to establish safety and efficacy; submission of a Marketing Authorization Application, or the MAA; and the issuance of a product marketing license by the European Commission prior to any commercial sale or shipment of drug. In addition to obtaining a product marketing license for each product, each drug manufacturing establishment must be registered with the European Medicines Agency, or the EMA, must operate in conformity with European good manufacturing practice and must pass inspections by the European health authorities.
Upon receiving the MAA, the Committee for Human Medicinal Products, or the CHMP, a division of the EMA, will review the MAA and may respond with a list of questions or objections. Answers to questions posed by the CHMP may require additional tests to be conducted. Responses to the list of questions or objections must be provided to and deemed sufficient by the CHMP within a defined timeframe. Ultimately, a representative from each of the European Member States will vote whether to approve the MAA.
Foreign regulatory approval processes include all of the risks associated with obtaining FDA approval, and approval by the FDA does not ensure approval by the health authorities of any other country.
Employees
As of November 1, 2013, we employed five regular full-time employees, three of whom are engaged in research and clinical development activities, two of whom have an M.D. and/or a Ph.D., and two working in finance, information technology, human resources and administration.
We consider our relations with our employees to be good. None of our employees are covered by a collective bargaining agreement.

Corporate History
We were incorporated in 1989 in Delaware and reincorporated in California in 2012. We were historically focused on the development and testing of Riquent, a drug candidate being studied for the treatment of lupus nephritis, an antibody-mediated disease. From August 2004 to February 2009, Riquent was being studied in a double-blinded multicenter Phase 3 clinical trial, which was determined to be futile in February 2009. Accordingly, the development of Riquent was discontinued in 2009. In May 2010, we entered into a Securities Purchase Agreement with certain institutional and accredited investors, pursuant to which we issued various series of preferred stock, which have been subsequently exchanged for preferred stock designated in a different series. A summary of the preferred stock issuances and subsequent exchanges is set forth in Note 4 of the notes to the consolidated financial statements included elsewhere in this annual report. In March 2011, we acquired rights to certain compounds known as Regenerative Immunophilin Ligands. Following the acquisition of these compounds, we initiated a confirmatory preclinical animal study, which was completed in May 2011 and showed that the predetermined study endpoints were not met. Accordingly, we halted the further development of those compounds at that time and sold them back to the party from whom we had initially purchased them, for a return of the same consideration initially paid.
In January 2012, we acquired the worldwide exclusive rights to GCS-100 from privately held Solana Therapeutics, Inc., or Solana. Solana is wholly owned by our largest holder of Series C-12 Convertible Preferred Stock, and we paid only nominal consideration for the assets. As a result of our acquisition of these assets, we are now focused on the development of therapeutic agents that inhibit the activity of galectins as a means of treating human diseases such as chronic organ failure and cancer.
Available Information
Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed with or furnished to the Securities and Exchange Commission pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, are available free of charge through our website at www.ljpc.com as soon as reasonably practicable after we electronically file or furnish the reports with or to the Securities and Exchange Commission.
MANAGEMENT

Our directors, executive officers and key employees and their ages as of November 1, 2013 are set forth below.

Name	Age	Position
George Tidmarsh, M.D., Ph.D.	53	President, Chief Executive Officer, Secretary and Director
James Rolke	44	Senior Director of Research and Development
Stacey Ruiz, Ph.D.	34	Director of Research and Development
Chester Zygmont, III	33	Director of Finance
The biographies of our directors and executive officers appear below.
George F. Tidmarsh, M.D., Ph.D., has been our President, Chief Executive Officer, Secretary and a Director since January 2012. Prior to joining the Company, Dr. Tidmarsh was the Chief Executive Officer of Solana Therapeutics, Inc. since August 2011. Dr. Tidmarsh served as Senior Vice President and Chief Scientific Officer of Spectrum Pharmaceuticals, Inc. from July 2010 to July 2011. He has been an Associate Professor of Neonatology at Stanford University School of Medicine since October 2010, founded and was the Chief Executive Officer of Metronome Therapeutics, Inc. from March 2006 to July 2010 and founded and was the Chief Executive Officer of Horizon Pharma, Inc. from September 2005 to July 2008. Dr. Tidmarsh currently serves on the board of directors of Citizens Oncology Foundation, a non-profit organization. Dr. Tidmarsh received his M.D. and Ph.D. from Stanford University, where he also completed fellowship training in Pediatric Oncology and remains a Consulting Professor of Pediatrics and Neonatology. The Board of Directors (the "Board") has concluded that Dr. Tidmarsh should serve on our Board based on his positions as President and Chief Executive Officer of our company, as well as his substantial experience in the pharmaceutical industry.
James Rolke has been our Senior Director of Research and Development since February 2012. Mr. Rolke has twenty years of experience in the biotechnology industry and particular expertise in the development of polymer- and polysaccharide-based drugs and products. Prior to joining La Jolla, Mr. Rolke held several key positions, including Chief Technology Officer at Pluromed Inc. (acquired by Sanofi), Director of Operations at Prospect Therapeutics, Inc., Associate Director of Pharmaceutical Development at Mersana Therapeutics, Inc., Manager of Process Development at GlycoGenesys, Inc., Principal Scientist at Surgical Sealants, Inc., Scientist at GelTex, Inc., and Associate Scientist at Alpha-Beta Technology, Inc. Mr. Rolke received his Bachelor’s degree in chemistry from Keene State College.

Stacey Ruiz, Ph.D. has been our Director of Research and Development since January 2013. Dr. Ruiz comes to the Company after five years at Reata Pharmaceuticals, most recently working on bardoxolone methyl for the treatment of chronic kidney disease. Dr. Ruiz brings a breadth of experience in product development and translational research, having led pharmacology and toxicology preclinical programs for therapeutics targeting diseases such as chronic kidney disease, cancer, idiopathic pulmonary fibrosis, and multiple sclerosis. Dr. Ruiz has also contributed to both early and late-stage clinical development and has leveraged her scientific background to assist both medical affairs and commercial initiatives. Dr. Ruiz completed her post-doctoral fellowship in Medical Oncology at Harvard Medical School/Dana-Farber Cancer Institute. She received her Ph.D. in Cancer Biology from UT/MD Anderson Cancer Center and B.S. from the University of Notre Dame.
Chester S. Zygmont, III has been our Director of Finance since January 2013. Prior to becoming Director of Finance, Mr. Zygmont was a consultant for the Company in the same role since June 2012. Mr. Zygmont brings 10 years of experience in finance with a wide range of industry applications to the Company. Previously, Mr. Zygmont served as Managing Director at Z3 Capital, LLC. Z3 Capital, LLC is a privately held investment firm focused on investment acquisition and venture funding of startup real estate, medical device and biotechnology companies. Mr. Zygmont also served as vice president at Symmetry Advisors, a private equity leveraged buyout firm. While at Symmetry, he managed finance for the public sector fund, was a key team member on a $600 million buyout of a portfolio company, and subsequently led the restructuring of its manufacturing division. Mr. Zygmont earned his M.S. in Finance from Baruch College Zicklin School of Business and his B.A. from Eastern University.
Executive Compensation.
Equity Compensation. Under each of the 2004 Equity Incentive Plan (the “2004 Plan”) and the 2010 Equity Incentive Plan (the “2010 Plan”), the Board may grant stock options, restricted stock, stock appreciation rights and performance awards. In granting these awards, the Board may establish any conditions or restrictions it deems appropriate. The grant of options is unrelated to any anticipated major announcements made by the Company and is thus not influenced by any material, non-public information that may exist at the time of grant. Additionally, the Board may periodically authorize the issuance of equity awards outside of existing stockholder-approved equity plans, as described below under the caption “Employment Agreements.”
In April 2012, Dr. Tidmarsh was granted a stock option for 506,300,087 shares of our common stock at an exercise price of $0.06 per share, which was the closing price of our common stock on April 10, 2012. The option vests with respect to 25% of the underlying shares on the first anniversary of Dr. Tidmarsh’s employment start date, with the remainder vesting monthly, in equal installments, over the three years thereafter. In addition, he was granted a restricted stock award of 1,180,442 shares. The option and the restricted stock awards were granted outside of the Company’s existing stockholder-approved equity compensation plans, but are subject in all material respects to the terms and conditions of the 2010 Plan, as if granted under that plan.
Benefits.
We have not historically provided special benefits or perquisites to our executives and did not do so in 2012.
Employment Agreements.
George F. Tidmarsh, M.D., Ph.D. On January 19, 2012, we entered into an employment agreement (the “Employment Agreement”) with Dr. Tidmarsh. Dr. Tidmarsh’s annual base salary was $240,000 for the first year of his employment and increased to $420,000 on the one-year anniversary of his employment start date. On April 10, 2012, Dr. Tidmarsh received an option to purchase up to 506,300,087 shares of common stock (the “First Option”) and was granted 1,180,442 shares of restricted stock, which awards taken together, equaled 7.5% of the number of shares of common stock then issued and outstanding, determined on a fully diluted and as-converted basis. The First Option and the restricted stock awards were granted outside of the Company’s existing stockholder-approved equity compensation plans, but are subject in all material respects to the terms and conditions of the 2010 Plan, as if granted under that plan. Subject to applicable terms and conditions, the First Option vests with respect to 25% of the underlying shares on the first anniversary of Dr. Tidmarsh’s employment start date, with the remainder vesting monthly, in equal installments, over the three years thereafter. The First Option is exercisable at an exercise price of $0.06 per share, which is equal to the fair market value of a share of common stock on the date of the grant of the First Option. Dr. Tidmarsh will also be eligible to receive an additional option to purchase a number of shares of common stock, if any, equal to the difference between 7.5% of our fully diluted, as-converted shares on the second anniversary of Dr. Tidmarsh’s employment start date, less the number of shares subject to the First Option (the “Second Option”). The Second Option will be subject to the same terms and conditions as the First Option, provided that 50% of the underlying shares of the Second Option will be fully vested on the date of the grant, with the remainder vesting monthly, in equal monthly installments, over the two years thereafter. The Second Option will be exercisable at a price equal to the fair market value of a share of common stock on the date of the grant of the Second Option.

Separation Agreements.
On January 19, 2012, Deirdre Y. Gillespie, M.D. resigned as our President and Chief Executive Officer, and Gail A. Sloan, C.P.A., resigned as our Chief Financial Officer. We entered into a separation agreement (collectively, the “Separation Agreements”) with each of Dr. Gillespie and Ms. Sloan, pursuant to which we agreed to make separation payments to Dr. Gillespie of $77,778 and to Ms. Sloan of $62,222. Under the Separation Agreements, Dr. Gillespie and Ms. Sloan agreed to waive their respective rights to all stock options awarded under their respective employment agreements that were in place at the time of resignation and agreed to relinquish all vested and unvested stock options. The Separation Agreements superseded the severance provisions in paragraphs 3.6(a), (b) and (c) in the employment agreements of Dr. Gillespie and Ms. Sloan.
Summary Compensation Table

Name and Principal Position	Year	Salary	Option Awards (1)	Other Comp	Total
Current Officer*
George F. Tidmarsh, M.D., Ph.D.	2012	$226,462	$30,347,572	$—	$30,574,034
President, Chief Executive Officer and Secretary	2011	$—	$—	$—	$—
Former Officer**
Deirdre Y. Gillespie, M.D.	2012	$15,600	$—	$77,778	$93,378
President, Chief Executive Officer and Assistant Secretary	2011	$356,300	$—	$—	$356,300

*	Dr. Tidmarsh was appointed President and Chief Executive Officer of the Company on January 19, 2012 and thus did not receive compensation for the fiscal year ended December 31, 2011.
**	This former officer resigned, effective January 19, 2012, in connection with the closing of the Company’s acquisition of assets from Solana Therapeutics, Inc.
(1)
This column reflects the aggregate grant date fair value of equity awards granted in 2012 or 2011 and calculated in accordance with FASB ASC 718, excluding the effect of estimated forfeitures. Assumptions used in the calculations for these amounts are set forth in the notes to our financial statements included in our Annual Reports on Form 10-K for the fiscal years ended December 31, 2012 and 2011.

Outstanding Equity Awards at 2012 Fiscal Year End
We effected two 1-for-100 reverse stock splits on April 14, 2011 and February 17, 2012. The information set forth in the table below is listed on a post-split basis.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date (1)	Number of Unearned Shares, Units or Other Rights that have not Vested (#)	Market or Payout Value of Unearned Shares, Units or Other Rights that have not Vested ($)
Current Officer
George F. Tidmarsh, M.D., Ph.D.	—	506,300,087	(2)	$0.06	4/10/2022	—	$—
	—	—		$—	—	1,180,442	$70,827
Former Officer*
Deirdre Y. Gillespie, M.D.	—	—		$—	—	—	$—

*	This former officer resigned effective January 19, 2012 and relinquished all vested and unvested options upon such resignation.
(1)	All stock options expire ten years from the date of grant.
(2)
The stock option vested and became exercisable with respect to 25% of the underlying shares on the one-year anniversary of his employment date and then vests and becomes exercisable ratably on a monthly basis over the three years thereafter. The stock option was canceled on September 24, 2013.

Option Exercises and Stock Vested in Fiscal Year 2012
No named executive officers exercised any options or had any options or restricted stock vest in fiscal year 2012.
Director Compensation
Retainers and Fees. Directors who are also our employees receive no extra compensation for their service on the Board. In 2012, our non-employee director received an annual fee of $35,000, which is paid quarterly.
Option Grants under the 2010 Plan. Each of our non-employee directors is eligible to automatically receive, upon becoming a non-employee director, a one-time grant of a non-qualified stock option under the 2010 Plan in an amount to be determined by the Board at an exercise price equal to the fair market value of a share of the common stock on the date of grant. These non-employee director options have a term of 10 years and vest with respect to 25% of the underlying shares on the grant date and with respect to an additional 25% of the underlying shares on the date of each of the first three anniversaries of such grant, but only if the director remains a non-employee director for the entire period from the date of grant to such date. No such awards were made in fiscal 2012. Upon re-election to our Board or upon continuing as a director after an annual meeting without being re-elected due to the classification of the Board, each non-employee director automatically receives a grant of an additional non-qualified stock option in an amount to be determined by the Board. These additional non-employee director options have a term of 10 years and vest and become exercisable upon the earlier to occur of the first anniversary of the grant date or immediately prior to the annual meeting of stockholders next following the grant date; provided that the director remains a director for the entire period from the grant date to such earlier date. The exercise price for these additional non-employee director options is the fair market value of our common stock on the date of their grant. All outstanding non-employee director options vest in full immediately prior to any change in control. No annual grants were made in 2012. Each non-employee director is also eligible to receive additional options under the 2010 Plan in the discretion of the Board. These options vest and become exercisable pursuant to the 2010 Plan and the terms of the option grant.
In connection with his appointment to the Board in January 2012, the Company issued Mr. Zarrabian: (i) a non-qualified option to purchase up to 18,907,498 shares of common stock, which option is exercisable at an exercise price of $0.06 per share and vested with respect to one-quarter of the underlying shares on each of April 20, 2012, July 20, 2012, October 20, 2012 and January 20, 2013; and (ii) full-value stock awards, comprised of 1,180,442 shares of restricted stock and 10,360,892 restricted stock units, representing the right to receive a total of up to 11,541,334 shares of common stock. The restricted stock units vested with respect to one-quarter of the underlying shares on each of April 20, 2012, July 20, 2012, October 20, 2012 and January 20, 2013.
Director Compensation Table — 2012

Name	Fees Earned or Paid in Cash	Stock Awards	Options Awarded (1)	Total
Saiid Zarrabian	$35,000	$692,480	$1,130,668	$1,858,148
Robert A. Fildes*(2)	$2,292	$—	$—	$2,292
Bertrand C. Liang, M.D., Ph.D.* (2)	$1,250	$—	$—	$1,250
Craig Johnson (3)	$—	$—	$—	$—
Laura L. Douglass (3)	$—	$—	$—	$—

(1)
This column reflects the aggregate grant date fair value of equity awards granted in 2012 and calculated in accordance with FASB ASC 718, excluding the effect of estimated forfeitures. Assumptions used in the calculations for these amounts are set forth in the notes to our financial statements included in this report.

(2)	Mr. Fildes resigned as director January 19, 2012, and Dr. Liang resigned as director effective January 17, 2012.
(3)	Mr. Johnson and Ms. Douglass were appointed as directors in October 2013 and therefore did not receive any compensation in fiscal 2012.

Certain Relationships and Related Transactions, and Director Independence.
No director or executive officer, nor any beneficial holder of more than five percent of our outstanding capital stock, nor any immediate family member of the foregoing, had any material interest, direct or indirect, in any reportable transaction with us during the 2012, 2011 and 2010 fiscal years, or any reportable business relationship with us during such time.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERSHIP AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of our common stock as of November 1, 2013, based on information available to us and filings with the SEC by:

•	Each of our directors;

•	Each of our "named executive officers" as defined by SEC rules;

•	All of our current directors and executive officers as a group; and

•	Each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our common stock.
Beneficial ownership and percentage ownership are determined in accordance with the rules of the SEC and include voting or investment power with respect to shares of stock. This information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, shares of common stock issuable under stock options that are exercisable within 60 days of November 1, 2013 are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.
Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each stockholder named in the following table possesses sole voting and investment power over his, her or its shares of common stock, except for those jointly owned with that person’s spouse. Percentage of beneficial ownership of common stock is based on 220,220,368 shares of common stock outstanding as of November 1, 2013. Unless otherwise noted below, the address of each person listed on the table is c/o La Jolla Pharmaceutical Company, 4660 La Jolla Village Drive, Suite 1070, San Diego, California 92122.

Name and Address	Total Beneficial Ownership	Shares with Right to Acquire within 60 Days	Total Beneficial Ownership	Percentage of Common Stock Owned
RTW Investments, LLC (1)	21,095,045	1,000,000	22,095,045	9.99%
Tang Capital Partners, LP (2)	21,245,485	850,000	22,095,485	9.99%
Boxer Capital Group (3)	21,245,485	850,000	22,095,485	9.99%
Baker Entities (4)	12,168,069	5,375,000	17,543,069	9.99%
George F. Tidmarsh, M.D., Ph.D.	69,404,300	—	69,404,300	31.52%
Saiid Zarrabian	5,461,588	—	5,461,588	2.48%
Craig Johnson	—	—	—	—%
Laura L. Douglass	—	—	—	—%
All current executive officers and directors as a group (4 persons) (5)	74,865,888	—	74,865,888	34.00%

(1)	The address of RTW Investments, LLC is 1350 Avenue of the Americas, 28th Floor, New York, NY 10019. Roderick Wong is the Managing Member of RTW Investments, LLC.

(2)
Tang Capital Partners, LP shares voting and dispositive power over such shares with Tang Capital Management, LLC and Kevin C. Tang Foundation, Inc. Mr. Tang disclaims beneficial ownership of all shares reported herein except to the extent of his pecuniary interest therein. The address of Tang Capital Partners, LP is 4747 Executive Drive, Suite 510, San Diego, CA 92121.

(3)
Boxer Asset Management Inc. (“Boxer Management”) is the managing member and majority owner of Boxer Capital, LLC (“Boxer Capital”). Joseph Lewis is the sole indirect owner and controls Boxer Management. MVA Investors, LLC (“MVA” and collectively with Boxer Capital, “Boxer Capital Group”) is the independent, personal investment vehicle of certain employees of Boxer Capital and Tavistock Life Sciences Company, which is a Delaware corporation and an affiliate of Boxer Capital. As such, MVA is not controlled by Boxer Capital, Boxer Management and Joseph Lewis. The principal business address of both Boxer Capital and MVA is: 440 Stevens Avenue, Suite 100,

Solana Beach, CA 92075. The principal business address of both Boxer Management and Joseph Lewis is: c/o Cay House P.O. Box N-7776 E.P. Taylor Drive Lyford Cay, New Providence, Bahamas.

(4)
Mr. Julian Baker and Mr. Felix Baker share voting and dispositive power over the shares held by Baker Brothers Life Sciences, L.P., 667, L.P., and 14159, L.P. (collectively referred to herein as the “Baker Entities”). Mr. Julian Baker and Mr. Felix Baker disclaim beneficial ownership over all shares held by the Baker Entities, except to the extent of their pecuniary interest in such shares.  The address for the Baker Entities is 667 Madison Avenue, New York, NY 10065.

(5)	The current executive officers and directors are comprised of Dr. Tidmarsh, Mr. Zarrabian, Ms. Douglass and Mr. Johnson.

DESCRIPTION OF CAPITAL STOCK
Authorized Capital Stock
Our authorized capital stock consists of 12,000,000,000 shares of common stock, par value $0.0001 per share (“Common Stock”), and 8,000,000 shares of preferred stock, par value $0.0001 per share, of which 11,000 shares are designated as Series C-12 Convertible Preferred Stock (“Series C-12 Preferred Stock”) and 10,000 shares are designated as Series F Convertible Preferred Stock (“Series F Preferred Stock”). As of November 1, 2013, 220,220,386 shares of our Common Stock were outstanding, assuming no exercise of stock options or conversion of Series C-12 Preferred Stock or Series F Preferred Stock, 7,081 shares of our Series C-12 Preferred Stock were outstanding, and 3,250 shares of our Series F Preferred Stock were outstanding.
Common Stock
The following description of our Common Stock sets forth general terms and provisions of our Common Stock. The following summary of our Articles of Incorporation (the “Articles”) and Bylaws does not describe the Articles and Bylaws entirely. We urge you to read our Articles and Bylaws which are incorporated by reference as exhibits to this Registration Statement.
Voting Rights. Holders of our Common Stock are entitled to one vote per share on all matters to be voted upon by our stockholders. The vote of the holders of a majority of the stock present and entitled to vote at a meeting at which a quorum is present is generally required to take stockholder action, unless a greater vote is required by law or specifically required by our Articles or Bylaws. Per California law, cumulative voting will be permitted until our Common Stock is listed on the New York Stock Exchange, NYSE MKT, the NASDAQ Global Market or the NASDAQ Capital Market. Special stockholder meetings may be called by the Chairman of the Board of Directors, the President, the Board of Directors pursuant to a resolution adopted by a majority of the total number of directors we would have if there were no vacancies, or the holders of 10% or more of outstanding shares of our Common Stock. Any stockholder action may be taken by written consent signed by the holders of outstanding shares having no less than the minimum number of votes that would be necessary to authorize or take that action at a meeting at which all shares entitled to vote on that action were present and voted. In addition, our Bylaws include an advance notice procedure with regard to the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors and with regard to matters to be brought before an annual meeting or special meeting of stockholders.

Dividends and Other Rights. Holders of our Common Stock are entitled to receive, as when and if declared by the Board of Directors from time to time, such dividends and other distributions in cash, stock or property from our assets or funds legally available for such purposes subject to any dividend preferences that may be attributable to preferred stock that may be authorized. In the event of our liquidation, dissolution or winding up, after all liabilities and the holders of each series of preferred stock, if any, have been paid in full, the holders of our Common Stock are entitled to share ratably in all remaining assets available for distribution. Our Common Stock has no preemptive, subscription, redemption or conversion rights. There are no sinking fund provisions applicable to our Common Stock.
Board of Directors. The Board of Directors will not be classified. At each annual meeting, the successors to the directors whose term expire at that meeting are elected for a term of office to expire at the next annual meeting after their election or until their successors have been duly elected and qualified. Directors may be removed with or without “cause” by a stockholder vote, unless a number of shares sufficient to elect such director (if voted cumulatively) vote against removal. Vacancies may be filled by the Board of Directors or by the stockholders, provided that only stockholders may fill vacancies created with the removal of a director.

Transfer Agent. American Stock Transfer & Trust Company, LLC is the Transfer Agent and Registrar for the shares of our Common Stock.
Preferred Stock
Our board of directors, without further action by the holders of our common stock, may issue shares of our preferred stock in one or more series. Our board is vested with the authority to fix by resolution the designations, preferences and relative, participating, optional or other special rights, and such qualifications, limitations or restrictions thereof, including, without limitation, redemption rights, dividend rights, liquidation preferences and conversion or exchange rights of any class or series of preferred stock, and to fix the number of classes or series of preferred stock, the number of shares constituting any such class or series and the voting powers for each class or series.
The authority possessed by our board to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of us through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. Our board may issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock. There are no current agreements or understandings with respect to the issuance of preferred stock and our board has no present intention to issue any additional shares of preferred stock.
Series F Preferred Stock
The Series F Preferred Stock will be convertible into Common Stock at a conversion price equal to $1,000 divided by 14,285, with the conversion right for each holder subject to a “blocker” with respect to such holder’s beneficial ownership, with each such “blocker” initially set at 9.99% . This blocker may be increased or decreased by a holder of Series F Preferred Stock upon providing 61 days’ prior written notice to the Company. The Series F Preferred Stock will have no preferential dividend rights and is generally non-voting. The Series F Preferred Stock has a liquidation preference that is senior to the Common Stock, but is pari passu with the Company’s Series C-12 Preferred Stock. This liquidation preference entitles the holder of Series F Preferred Stock to receive, in a merger, liquidation or certain other extraordinary transactions, cash or property in an amount up to the face value of the shares ($1,000 per share), as set forth in the Certificate of Determination for the Series F Preferred Stock.
Anti-Takeover Effects of Provisions of the Articles of Incorporation and Bylaws
Articles of Incorporation and Bylaw Provisions. Our articles of incorporation and bylaws include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. They are intended to enhance long-term value to our shareholders by increasing the likelihood of continued stability in the composition of our board of directors and its policies and discouraging certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts. These provisions include the items described below.

Filling Vacancies.  The board may fill vacancies on the board of directors (other than a vacancy created by removal of a director). If the number of directors is less than a quorum, a vacancy may be filled by (i) the unanimous written consent of the directors then in office, (ii) the affirmative vote of a majority of the directors at a meeting held pursuant to notice or waivers of notice, or (iii) a sole remaining director. Vacancies created by removal of a director may be filled only by approval of the shareholders.
Written Consent of Shareholders. Our bylaws provide that shareholders may take any action by written consent in lieu of a vote of the shareholders at an annual or special meeting, except that directors may not be elected by written consent except by unanimous written consent of all shares entitled to vote for the election of directors; provided that the shareholders may elect a director to fill a vacancy, other than a vacancy created by removal, by the written consent of a majority of the outstanding shares entitled to vote.
Meetings of Shareholders. Our articles of incorporation provides that only our board of directors, the chairman of the board, the president or the holders of shares entitled to cast not less than ten percent (10%) of the votes at such meeting may call special meetings of shareholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of shareholders. Our bylaws limit the business that may be conducted at an annual meeting of shareholders to those matters properly brought before the meeting.

Advance Notice Requirements. Our bylaws require a shareholder’s notice to be delivered to, or mailed and received at, the Company’s principal executive office not less than 90 days nor more than 120 days prior to a scheduled annual meeting, provided that if less than 95 days’ notice or prior public disclosure of the date of the meeting is given or made, then notice shall be required to be given no later than close of business the seventh day following the earlier of the date of first public announcement and the date on which such notice of the scheduled meeting was mailed.
Amendment to Bylaws and Articles of Incorporation. Our bylaws may generally be amended by the shareholders or board of directors. Where shareholder approval is required, a majority vote is required to amend the bylaws. Our charter may generally be amended by the board of directors. Where shareholder approval is required, a majority vote is required to amend the charter, except with respect to provisions of the charter relating to election of directors and amendment of the charter, which requires the affirmative vote of holders of seventy-five percent (75%) or more of the total voting power of all outstanding shares of voting stock.
Blank Check Preferred Stock. Our amended and restated articles of incorporation provides for 8,000,000 authorized shares of preferred stock, of which 11,000 shares are designated as Series C-12 Convertible Preferred Stock and 10,000 shares are designated as Series F Convertible Preferred Stock . The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of our company or our shareholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our amended and restated articles of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring, or preventing a change of control of us.
MARKET PRICE OF THE REGISTRANT’S COMMON EQUITY

Our common stock began trading on the OTCQB tier of the OTC Markets Group Inc. on March 4, 2010 under the symbol “LJPC”. Prior to that time, there was no established public trading market for our common stock. The following table shows the high and low per-share sale prices of our common stock for the periods indicated:

2012	High	Low
First Quarter	$1.00	$0.03
Second Quarter	$0.09	$0.04
Third Quarter	$0.14	$0.05
Fourth Quarter	$0.07	$0.04
2013
First Quarter	$0.11	$0.06
Second Quarter	$0.12	$0.06
Third Quarter	$0.13	$0.06

On November 7, 2013, the last reported sale price per share of our Common Stock on the OTCQB was $0.184.

Holders
As of November 1, 2013, there were approximately 24 holders of record of our common stock. Because many of our shares are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of individual stockholders represented by these holders of record.

DIVIDEND POLICY

We have never paid any cash dividends and do not anticipate paying any cash dividends on our common stock in the foreseeable future. We expect to retain future earnings, if any, for use in our development activities and the operation of our business. The payment of any future dividends will be subject to the discretion of our board of directors and will depend, among other things, upon our results of operations, financial condition, cash requirements, prospects and other factors that our board of directors may deem relevant. Additionally, our ability to pay future dividends may be restricted by the terms of any debt financing.
LEGAL MATTERS
Certain legal matters relating to the validity of the Shares offered by this prospectus will be passed upon for us by Ropes & Gray LLP, San Francisco, California.

EXPERTS

Our audited financial statements as of December 31, 2012 and for the year ended appearing in this Prospectus and Registration statement have been audited by Squar, Milner, Peterson, Miranda & Williamson, LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements as of December 31, 2011 included in this prospectus have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION
We are required to comply with the reporting requirements of the Exchange Act and file annual, quarterly and other reports with the SEC. We are also subject to the proxy solicitation requirements of the Exchange Act. We make available free of charge on our website our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. We also deliver to our holders of common stock annual reports containing consolidated financial statements prepared in accordance with United States generally accepted accounting principles and audited and reported on, with an opinion expressed thereto, by an independent registered public accounting firm.
You may read and copy all or any portion of the registration statement, of which this prospectus is a part, or any reports, statements or other information we file with the SEC at the SEC’s public reference room at 100 F Street, NE, Washington, DE 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings, including the registration statement, will also be available to you on the SEC’s website at www.sec.gov. In addition, you may request a copy of these filings (excluding exhibits) at no cost by writing or telephoning us at the following address or telephone number:
La Jolla Pharmaceutical Company
Investor Relations
4660 La Jolla Village Drive, Suite 1070
San Diego, California 92122
Telephone: (858) 207-4264
We maintain a website at www.ljpc.com. Our website and the information contained on that site, or connected to that site, is not part of or incorporated by reference into this prospectus.

No person is authorized to give any information or to make any representations other than those contained in this prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized. Neither the delivery of this prospectus nor any distribution of securities made hereunder shall imply that there has been no change in the information set forth herein or in our affairs since the date of this prospectus.

UNAUDITED CONDENSED FINANCIAL STATEMENTS
LA JOLLA PHARMACEUTICAL COMPANY
Condensed Balance Sheets
(in thousands, except share and par value amounts)

	September 30, 2013	December 31, 2012
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$10,700	$3,405
Restricted cash	37	—
Prepaids and other current assets	47	25
Total current assets	10,784	3,430
Equipment and furnishings, net	37	—
	$10,821	$3,430
Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$473	$92
Accrued expenses	48	107
Accrued payroll and related expenses	56	17
Total current liabilities	577	216
Commitments
Stockholders’ equity:
Common stock, $ 0.0001 par value; 12,000,000,000 shares authorized, 214,600,860 and 14,267,383 shares issued and outstanding at September 30, 2013 and December 31, 2012, respectively	21	1
Series C-1[2] Convertible Preferred Stock, $ 0.0001 par value; 11,000 shares authorized, 7,081 and 5,792 shares issued and outstanding at September 30, 2013 and December 31, 2012, respectively	7,081	5,792
Series C-2[2] Convertible Preferred Stock, $ 0.0001 par value; 22,000 shares authorized, zero and 500 shares issued and outstanding at September 30, 2013 and December 31, 2012, respectively	—	500
Series D-1[2] Convertible Preferred Stock, $ 0.0001 par value; 5,134 shares authorized, zero and 4,615 shares issued and outstanding at September 30, 2013 and December 31, 2012, respectively	—	4,615
Series F Convertible Preferred Stock, $ 0.0001 par value; 10,000 shares authorized, 3,250 and zero shares issued and outstanding at September 30, 2013 and December 31, 2012, respectively	3,250	—
Additional paid-in capital	458,796	439,672
Accumulated deficit	(458,904)	(447,366)
Total stockholders’ equity	10,244	3,214
	$10,821	3,430
See accompanying notes to the condensed financial statements.

LA JOLLA PHARMACEUTICAL COMPANY
Unaudited Condensed Statements of Comprehensive Loss
(in thousands, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Expenses:
Research and development	$948	$474	$2,303	$844
General and administrative	3,225	2,974	9,238	6,485
Total expenses	4,173	3,448	11,541	7,329
Loss from operations	(4,173)	(3,448)	(11,541)	(7,329)
Other income (expense):
Adjustments to fair value of derivative liabilities	—	1,227	—	2,696
Other income (expense), net	1	(1)	3	1
Net loss	(4,172)	(2,222)	(11,538)	(4,632)
Preferred stock dividends	(337)	(205)	(801)	(281)
Net loss attributable to common stockholders	$(4,509)	$(2,427)	$(12,339)	$(4,913)
Net loss per share basic and diluted	$(0.11)	$(0.18)	$(0.43)	$(0.55)
Shares used in computing basic and diluted net loss per share	41,374	13,253	28,891	8,995
See accompanying notes to the condensed financial statements.

LA JOLLA PHARMACEUTICAL COMPANY
Unaudited Condensed Statements of Cash Flows
(in thousands)

	Nine Months Ended September 30,
	2013	2012
Operating activities
Net loss	$(11,538)	$(4,632)
Adjustments to reconcile net loss to net cash used for operating activities:
Share-based compensation expense	8,568	5,672
Gain on adjustment to fair value of derivative liabilities	—	(2,696)
Depreciation expense	3	—
Changes in operating assets and liabilities:
Prepaids and other current assets	(22)	20
Accounts payable and accrued expenses	322	(52)
Accrued payroll and related expenses	39	11
Net cash used for operating activities	(2,628)	(1,677)
Investing Activities
Purchase of equipment and furnishings	(40)	—
Restricted cash	(37)	—
Net cash used for investing activities	(77)	—
Financing Activities
Net proceeds from the issuance of common stock	6,750	—
Proceeds from the issuance of series F convertible preferred stock	3,250	—
Net cash provided by financing activities	10,000	—
Net increase (decrease) in cash and cash equivalents	7,295	(1,677)
Cash and cash equivalents at beginning of period	3,405	5,040
Cash, cash equivalents at end of period	$10,700	$3,363
Supplemental disclosure of cash flow information:
Non-cash investing and financing activity
Dividends paid in Series C-1[2] and C-2[2] preferred stock	$801	$655
Exchange of Series C-2[2] for Series C-1[2] preferred stock	$557	$—
Redemption of Series D-1[2] preferred stock and Series C-2[2] preferred stock warrants	$4,568	$—
Conversion of Series C-1[2] and D-1[2] preferred stock into common stock	$58	$46
Issuance of Series D-1[2] preferred stock	$—	$3,611
See accompanying notes to the condensed financial statements.

LA JOLLA PHARMACEUTICAL COMPANY
Notes to Condensed Financial Statements
(Unaudited)
September 30, 2013
1. Basis of Presentation
The accompanying unaudited condensed financial statements of La Jolla Pharmaceutical Company (the “Company”) have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information and with the instructions to Form 10-Q and Article 8 of the Securities and Exchange Commission (“SEC”) Regulation S-X. Accordingly, they should be read in conjunction with the audited consolidated financial statements and notes thereto for the fiscal year ended December 31, 2012, included in our Annual Report on Form 10-K filed with the SEC on April 1, 2013. The unaudited condensed consolidated financial statements contain all normal recurring accruals and adjustments that, in the opinion of management, are necessary to present fairly the consolidated financial position of the Company at September 30, 2013, and the consolidated results of our operations for the three and nine months ended September 30, 2013 and the consolidated cash flows for the nine months ended September 30, 2013. All intercompany accounts and transactions have been eliminated. It should be understood that accounting measurements at interim dates inherently involve greater reliance on estimates than at year end. The results of operations for the three and nine months ended September 30, 2013 are not necessarily indicative of the results to be expected for the full year or any future interim periods.

Significant Events for 2013

On September 24, 2013, the Company entered into a Securities Purchase Agreement with the purchasers thereto (the “Securities Purchase Agreement”), pursuant to which the Company agreed to sell, for an aggregate price of $10 million, approximately 96,431,000 shares of the Company’s Common Stock, par value $0.0001 per share (the “Common Stock”), at a price of $0.07 per share (the “Common Shares”) and approximately 3,250 shares of Series F Convertible Preferred Stock at a price of $1,000 per share (the “Preferred Shares” and, together with the Common Shares, the “Shares”) (the “Private Placement”). The Private Placement closed on September 27, 2013, subject to customary closing conditions (the “Closing”). The estimated proceeds to the Company, net of commissions, was approximately $9.7 million.
Corporate Structure
The Company was incorporated in 1989 as a Delaware corporation. On June 7, 2012, the Company reincorporated in the State of California. All common and preferred shares of the Delaware company were exchanged for common and preferred shares of the Company.
Use of Estimates
The preparation of condensed financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the unaudited condensed financial statements and disclosures made in the accompanying notes to the unaudited condensed financial statements. Actual results could differ materially from those estimates.
Net Loss Per Share
Basic and diluted net loss per share is computed using the weighted-average number of common shares outstanding during the periods. Basic earnings per share (“EPS”) is calculated by dividing the net income or loss by the weighted-average number of common shares outstanding for the period, without consideration for common stock equivalents. Diluted EPS is computed by dividing the net income or loss by the weighted-average number of common shares and common stock equivalents outstanding for the period issuable upon the conversion of preferred stock and exercise of stock options and warrants. These common stock equivalents are included in the calculation of diluted EPS only if their effect is dilutive. There is no difference between basic and diluted net loss per share for the three and nine months ended September 30, 2013, as potentially dilutive securities have been excluded from the calculation of diluted net loss per common share because the inclusion of such securities would be antidilutive.  As of September 30, 2013 and December 31, 2012, an aggregate of 657 million and 4.5 billion potentially dilutive common shares, respectively, related to the outstanding preferred stock, stock options, restricted stock units and warrants were excluded from the diluted loss per share.
Restricted Cash

Restricted cash consists of certificates of deposit on hand with the Company’s financial institutions as collateral for its San Diego office space.
Derivative Liabilities
In the Company’s private placement of common stock, redeemable convertible preferred stock and warrants to purchase convertible preferred stock that occurred in May of 2010 (the “May 2010 Financing”), the Company issued redeemable convertible preferred stock that contained certain embedded derivative features, as well as warrants that were accounted for as derivative liabilities.
The Series C-12 Convertible Preferred Stock (the “Series C-12 Preferred”), Series D-12 Convertible Preferred Stock (the “Series D-12 Preferred”) and the securities underlying the warrants to purchase shares of Series C-22 Convertible Preferred Stock (the “Series C-22 Warrants”) issued in the May 2010 Financing contain conversion features. In addition, the Series C-12 Preferred, Series D-12 Preferred and the securities underlying the Series C-22 Warrants were subject to redemption provisions and certain conversion features. As of December 31, 2012, pursuant to a Consent, Waiver and Amendment Agreement (the “Second Waiver Agreement”) that the Company entered into with its preferred stockholders, the redemption features, certain conversion features and the warrants to purchase shares of the Company’s Series D-22 Convertible Preferred Stock (the “Series D-22 Warrants”) were eliminated, removing the derivative liabilities.
The Company’s derivative liabilities were initially recorded at their estimated fair value on the date of issuance and were subsequently adjusted to reflect the estimated fair value at each period end, with any decrease or increase in the estimated fair value being recorded as other income or expense, accordingly.
2. Fair Value of Financial Instruments
Financial assets and liabilities are measured at fair value, which is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The following is a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value:
— Level 1 — Quoted prices in active markets for identical assets or liabilities.
— Level 2 — Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
— Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
As of September 30, 2013 and December 31, 2012, the Company did not have any assets or liabilities recorded at fair value on a recurring basis.
3. Securities Purchase Agreement

On September 24, 2013, the Company entered into a Securities Purchase Agreement with the purchasers thereto (the “Securities Purchase Agreement”), pursuant to which the Company agreed to sell, for an aggregate price of $10 million, approximately 96,431,000 shares of the Company’s Common Stock, par value $0.0001 per share (the “Common Stock”), at a price of $0.07 per share (the “Common Shares”) and approximately 3,250 shares of Series F Convertible Preferred Stock at a price of $1,000 per share (the “Preferred Shares” and, together with the Common Shares, the “Shares”) (the “Private Placement”). The Private Placement closed on September 27, 2013, subject to customary closing conditions (the “Closing”). The estimated proceeds to the Company, net of commissions, was approximately $9.7 million.

Pursuant to the Securities Purchase Agreement, the Company designated a new series of preferred stock prior to the Closing: its Series F Convertible Preferred Stock (the “Series F Preferred”). The Series F Preferred is convertible into Common Stock at a conversion price equal to $1,000 divided by 14,285, with the conversion right for each holder subject to a “blocker” with respect to such holders’ beneficial ownership, with each such “blocker” initially set at 9.999% . This blocker may be increased or decreased by a holder of Series F Preferred upon providing 61 days’ prior written notice to the Company. The Series F Preferred will have no preferential dividend rights and is generally non-voting. The Series F Preferred has a liquidation preference that is senior to the Common Stock, but is pari passu with the Company’s Series C-12 Preferred (defined below). This liquidation preference entitles the holder of Series F Preferred stock to receive, in a merger, liquidation or certain other extraordinary transactions, cash or property in an amount up to the face value of the shares ($1,000 per share), as set forth in the Certificate of Determination for the Series F Preferred (the “Certificate of Determination”). A copy of the Certificate of Determination was filed as Exhibit 4.1, to the Company's 8-K filed with the SEC on September 25, 2013, the terms of which are incorporated herein by reference.

The Shares were issued in a private placement transaction that is exempt from registration under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and pursuant to Rule 506 under the Securities Act. Each of the purchasers has represented that it is an accredited investor and that it is acquiring the Shares for investment only and not with a view towards, or for resale in connection with, the public sale or distribution thereof.

The foregoing is a summary of the terms of the Securities Purchase Agreement and does not purport to be complete and is qualified in its entirety by reference to the full text of the Securities Purchase Agreement, a copy of which was filed as Exhibit 10.1, to the Company's 8-K filed with the SEC on September 25, 2013 and is incorporated by reference herein.

Use of Proceeds

The Company plans to use the proceeds from the Private Placement to advance the programs currently under development in its pipeline, including the Phase 2 clinical study of GCS-100 in chronic kidney disease and the Phase 1 clinical study of LJPC-501 in hepatorenal syndrome.

Amendment and Restatement of Articles of Incorporation

As a condition to Closing, the holders of a majority of the issued and outstanding Common Stock and the holders of the Series C-12 Convertible Preferred Stock (the “Series C-12 Preferred”) have approved the amendment and restatement of the Company’s Articles of Incorporation, in substantially the form attached as Exhibit 4.2 to the Company's 8-K filed with the SEC on September 25, 2013 (the “Amended and Restated Articles”). Upon the filing of the Amended and Restated Articles with the California Secretary of State, the following series of preferred stock will be eliminated: Series C-22 Convertible Preferred Stock (the “Series C-22 Preferred”); Series D-12 Convertible Preferred Stock (the “Series D-12 Preferred”) and Series D-22 Convertible Preferred Stock (the “Series D-22 Preferred” and, together with the Series C-12 Preferred, Series C-22 Preferred and Series D-12 Preferred, the “Existing Preferred”). As a result of the elimination of these series of preferred stock, only the Series C-12 Preferred and Series F Preferred will remain designated as preferred stock of the Company.

Additionally, the Amended and Restated Articles: (i) increase the “Conversion Price” for the Series C-12 Preferred, resetting it to $1,000 divided by 86,202; and (ii) remove certain Series C-12 Preferred rights, preferences, privileges and restrictions originally contained in the Articles of Incorporation, including: (a) all rights of the Holders to dividends accruing under Article IV(d)(2) of the Company’s Articles of Incorporation, to the extent such dividends otherwise would have accrued on or after September 24, 2013; (b) certain protective provisions; and (c) limitations on conversion into Common Stock set forth in Article IV(d)(3)(C)(i) of the Articles of Incorporation. The complete terms of the Amended and Restated Articles are set forth in Exhibit 4.2, of the Company's 8-K filed with the SEC on September 25, 2013 the terms of which are incorporated herein by reference.

The Company obtained approval of the Amended and Restated Articles by the holders of the Existing Preferred pursuant to the Consent Agreement (defined below) and obtained approval by the holders of the Common Stock by way of an action by written consent that was executed prior to Closing. Subject to such approval, the Company expects to file the Amended and Restated Articles after an Information Statement on Schedule 14C has been prepared and distributed to the Company’s shareholders, pursuant to the Securities Exchange Act of 1934, as amended, and the California General Corporation Law.

Consent and Waiver Agreement

On September 24, 2013, the Company entered into a Consent and Waiver Agreement (the “Consent Agreement”) with the holders of the Existing Preferred (the “Holders”). Pursuant to the Consent Agreement, the Holders agreed to tender to the Company for nominal consideration shares of Series D-12 Preferred, as well as all warrants to purchase shares of Existing Preferred. As a result of this repurchase, and after giving effect to the transactions contemplated in the Exchange Agreement (described below), the Series C-12 Preferred is the only series of preferred stock that remained outstanding prior to the Closing and, as of the Closing, no purchase rights existed for the Existing Preferred.

Also in the Consent Agreement, the Holders consented to the transactions contemplated under the Securities Purchase Agreement and agreed to waive the following rights appurtenant to the Series C-12 Preferred: (i) all rights of the Holders to dividends accruing under Article IV(d)(2) of the Company’s Articles of Incorporation, to the extent such dividends otherwise would have accrued on or after September 24, 2013; (ii) the limitations on conversion set forth in Article IV(d)(3)(C)(i) of the Articles of Incorporation; and (iii) the protective provisions set forth in Article IV(d)(11) of the Articles of Incorporation, to the extent applicable .

Additionally, the Holders agreed in the Consent Agreement to increase the conversion price for the Series C-12 Preferred, notwithstanding the conversion price set forth in the Company’s Articles of Incorporation, such that the Conversion Price shall equal $1,000 divided by 86,202. This increase of the conversion price will remain in effect until the Amended and Restated Articles are filed with the California Secretary of State, at which time the conversion price set forth in the Company’s charter documents will again control the conversion of the Series C-12 Preferred.

A copy of the Consent Agreement was filed as Exhibit 10.2, to the Company's 8-K filed with the SEC on September 25, 2013 the terms of which are incorporated by reference herein.

Exchange Agreement

On September 24, 2013, the Company also entered into an Exchange Agreement (the “Exchange Agreement”) with the Holders. Pursuant to the Exchange Agreement, the Holders exchanged a total of approximately 557 shares of Series C-22 Preferred for approximately 557 shares of Series C-12 Preferred Stock (the “Exchange Shares”). The terms of the Series C-12 Preferred are substantially similar in all respects to the Series C-22 Preferred and the exchange of the Series C-22 Preferred eliminated all outstanding shares and allowed for the removal of this series of preferred stock.

The Company issued the Exchange Shares in a transaction exempt from the registration requirements of the Securities Act by virtue of the exemption provided for in Section 3(a)(9) of the Act for securities exchanged by the issuer with an existing security holder. No commission or other remuneration was paid or given directly or indirectly for soliciting such exchange.
4. Stockholders’ Equity
Common Stock
During the nine months ended September 30, 2013, the Company issued a total of 200,333,477 shares of common stock of which: (i) 2,663,114 shares were issued upon the conversion of Series C-12 Preferred; (ii)  10,095,731 shares were issued upon the conversion of  Series D-12 Preferred; (iii)  800,000 shares of unregistered common stock were issued to our President and Chief Executive Officer; (iv) 300,000 shares of unregistered common stock were issued to a director; (v) 700,000 shares of unregistered common stock were issued to two employees; (vi)  200,000 shares of restricted stock were issued to one employee; (vii) 2,000,000 shares were issued upon the vesting of restricted stock units; (viii) 87,142,857 shares of restricted stock were issued to management as a result of the Private Placement and (ix) 96,431,775 shares of restricted stock issued to current and new investors as a result of the Private Placement.
Preferred Stock
As of September 30, 2013, the Company’s Board of Directors is authorized to issue 8,000,000 shares of preferred stock, with a par value of $0.0001 per share, in one or more series, of which 11,000 are designated Series C-12 Preferred, 22,000 are designated Series C-22 Preferred, 5,134 are designated Series D-12 Preferred, 10,868 are designated Series D-22 Preferred and 10,000 are designated Series F Preferred. As of September 30, 2013, 7,081 shares of Series C-12 Preferred and 3,250 shares of Series F Preferred were issued and outstanding.
On September 24, 2013 the Company entered into a Securities Purchase Agreement in which it issued shares of a new series of convertible preferred stock. The new series of preferred stock was designated as Series F Convertible Preferred Stock ("Series F Preferred"). As a result of the Private Placement the company issued 3,250 shares of Series F Preferred. The Series F Preferred is convertible into shares of common stock at a conversion rate of 14,285 shares of common stock for each share of Series F Preferred. There are no dividends on the Series F Preferred but there is a 9.999% conversion blocker and a liquidation preference for the face value of $1,000 per share.
Also on September 24, 2013 the Company paid dividends in kind to holders of the Series C-12 Preferred and Series C-22 Preferred. The Series C-12 Preferred and Series C-22 Preferred received 311 and 27 shares, respectively, of the corresponding preferred.
On May 25, 2013 the Company paid dividends in kind to holders of the Series C-12 Preferred and Series C-22 Preferred. The Series C-12 Preferred and Series C-22 Preferred received 433 and 30 shares, respectively, of the corresponding preferred.

From January 1, 2013 through September 30, 2013, there were 11 shares of Series C-12 Preferred and 47 shares of Series D-12 Preferred converted into 2,663,114 and 10,095,731 shares of common stock, respectively.
On September 24, 2013 the Company entered into an Exchange Agreement with certain preferred holders (See Note 3)
Warrants
In connection with the Company’s public offering of shares of Common Stock and warrants to purchase shares of Common Stock in May 2008, the Company issued warrants to purchase 390 shares of the Company’s Common Stock. The warrants were immediately exercisable upon grant, had an exercise price of $21,500 per share and remained exercisable for five years. On May 12, 2013 the 390 warrants issued in the May 2008 public offering expired. As of September 30, 2013, there were 0 warrants outstanding.
Share-Based Compensation
Share-Based Compensation Plan
On September 24, 2013 a majority of the shareholders of the Company signed a written consent in lieu of a meeting (the "Written Consent"). The Written Consent approved and adopted an equity compensation plan entitled the 2013 Equity Incentive Plan (the “2013 Equity Plan”). The 2013 Equity Plan is an omnibus equity compensation plan that permits the issuance of various types of equity-based compensation, including options, stock awards, stock appreciation rights and restricted stock units, as well as cash awards, to employees, directors and eligible consultants of the Company. The 2013 Equity Plan has a ten-year term and, subject to shareholder approval as provided under Section 422 of the Internal Revenue Code of 1986, as amended, will permit the issuance of incentive stock options. The administrator under the plan has broad discretion to establish the terms of awards, including the size, term, exercise price (if applicable) and applicable vesting conditions.
Stock Options
The Company’s share-based plans permit the grant of stock options (both incentive and nonqualified stock options), restricted stock and restricted stock units to certain employees, directors and consultants.
The following table summarizes share-based compensation expense related to stock options by expense category (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Research and development	$250	$267	$897	$503
General and administrative	1,892	2,384	6,854	4,527
Stock option share-based compensation expense included in operating expenses	$2,142	$2,651	$7,751	$5,030
As of September 30, 2013 there was no unrecognized stock option share-based compensation expense. If there are any modifications or cancellations of underlying unvested share-based awards, we may be required to accelerate, increase or cancel remaining unearned share-based compensation expense. Future share-based compensation expense and unearned share-based compensation will increase to the extent that we grant additional share-based awards.
On September 24, 2013 the Company canceled 592,230,471 stock options to an officer, a director and an employee which were granted on April 10, 2012. The stock options were replaced with restricted stock awards ("RSAs"). On September 24, 2013 the options were revalued and the new RSAs granted were valued in accordance with modification guidance for share-based compensation expense. Share-based compensation expense continued to be recognized until September 24, 2013, at which point the remaining $17,000,000 of unrecognized share-based compensation expense at the time of modification was attributed to the new RSAs and there is no further stock option share-based compensation expense to be recognized as of September 30, 2013.
A summary of the Company’s stock option activity and related data for the nine months ended September 30, 2013 is as follows:

	Outstanding Options
	Number of Shares	Weighted-Average Exercise Price
Balance at December 31, 2012	592,230,567	$0.0655
Granted
Forfeited/Expired	(5)	88,740
Canceled	(592,230,471)	0.0655
Balance at September 30, 2013	91	$16,192
Restricted Stock
On September 24, 2013, the Company issued restricted stock awards RSAs of 66,352,429 to an officer, 3,981,146 to a director and 16,809,282 to three employees. The grant to the officer, director and one of the employees are for the replacement of canceled stock options and RSUs granted on September 24, 2012, which is a result of the capital restructuring that took place on September 24, 2013. The RSAs were granted outside of the 2013 Equity Plan but are governed in all respects by the 2013 Equity Plan. Vesting terms of the RSAs granted on September 24, 2013 can be found in our 8-K filed with the SEC on September 25, 2013.
In April 2013, the Company issued an aggregate of 200,000 shares of restricted stock to an employee. The shares were issued under the 2010 Plan and vest quarterly beginning on January 14, 2013. These shares are subject to a reacquisition right if the services of the holder are terminated during the vesting period.  No consideration is paid for the redemption of the shares under the reacquisition right, but the holder is required to return to the Company any cash dividends paid or payable with respect to the shares.
The grant date fair value is the market value on the grant date multiplied by the number of shares granted and share-based compensation expense is recognized on a straight-line basis over the vesting period. The share-based compensation expense for restricted stock during the three and nine months ended September 30, 2013 is $7,000 and $51,000 for research and development expenses, respectively. The remaining unamortized share-based compensation expense for research and development to be recognized over the next 20 months is $1,900,000. The share-based compensation expense during the three and nine months ended September 30, 2013 is $593,000 and $714,000 for general and administrative expenses, respectively. The remaining unamortized share-based compensation expense for general and administrative to be recognized over the next 38 months is $17,000,000.
Restricted Stock Units
The share-based compensation expense during the three and nine months ended September 30, 2013 by expense category was zero and $52,000 for general and administrative expenses respectively. The share-based compensation expense during the three and nine months ended September 30, 2013 was $47 and $157 for research and development expenses, respectively. On September 24, 2013 the Company canceled 10,375,111 RSUs that were granted on April 10, 2012 to a director and an employee. As a result of the modification the remaining unamortized share-based compensation expense to be recognized over the remaining service period for the restricted stock units was transferred to the new RSAs and as of September 30, 2013 there is no unamortized share-based compensation expense relating to restricted stock units to be recognized.
The following table summarizes all share-based compensation expense related to stock options, restricted stock and restricted stock units by expense category (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Research and development
Stock options	$250	$267	$897	$503
Restricted stock	7	12	51	23
Restricted stock units	—	—	—	—
General and administrative
Stock options	1,892	2,384	6,854	4,527
Restricted stock	593	46	714	86
Restricted stock units	—	253	52	533
Share-based compensation expense included in operating expenses	$2,742	$2,962	$8,568	$5,672
5. 401(k) Plan
During September 2010, the Company adopted the La Jolla Pharmaceutical Company Retirement Savings Plan (the “401(k) Plan”), which qualifies under Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”). The 401(k) Plan is a defined contribution plan established to provide retirement benefits for employees and is employee funded up to an elective annual deferral. The 401(k) Plan is available for all employees who have completed one year of service with the Company.
Following guidance in IRS Notice 98-52 related to the “safe harbor” 401(k) plan method, non-highly compensated employees will receive a contribution from the Company equal to 3% of their annual salaries, as defined in the Code. Such contributions vest immediately and are paid annually following each year end.
6. Commitments and Contingencies
On March 15, 2013, the Company entered into a lease with La Jolla Centre I LLC, to lease office space in the building known as La Jolla Centre I, located at 4660 La Jolla Village Drive, San Diego, California, covering approximately 1,954 square feet. The premises will be used by the Company for office space.
7. Subsequent Events
On October 14, 2013, the Company appointed Saiid Zarrabian an existing director of the Company as chairman of the board and also appointed two additional independent directors to its board. Mr. Craig Johnson and Ms. Laura L. Douglass joined the board of directors; the board now has four directors, three of whom are independent directors.
From September 30, 2013 to November 6, 2013 there where approximately 65 shares of Series C-12 Preferred converted into 5,619,508 shares of common stock.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of
La Jolla Pharmaceutical Company
We have audited the accompanying consolidated balance sheet La Jolla Pharmaceutical Company as of December 31, 2012 and the related consolidated statements of comprehensive loss, redeemable convertible preferred stock and stockholders’ equity (deficit) and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we do not express an opinion thereon. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of La Jolla Pharmaceutical Company as of December 31, 2012 and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.
SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP
/s/ Squar, Milner, Peterson, Miranda & Williamson, LLP
San Diego, California
April 1, 2013

Report of Independent Registered Public Accounting Firm
Board of Directors and Stockholders
La Jolla Pharmaceutical Company
San Diego, California
We have audited the accompanying consolidated balance sheet of La Jolla Pharmaceutical Company as of December 31, 2011 and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders’ equity (deficit), and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of La Jolla Pharmaceutical Company at December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations, has an accumulated deficit of $439.6 million and a stockholders’ deficit of $15.6 million as of December 31, 2011 and has no current source of revenues. These factors, among others discussed in the Notes to the 2011 financial statements, raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in the Notes to the 2011 financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
/s/ BDO USA, LLP
San Diego, California
March 30, 2012

La Jolla Pharmaceutical Company
Consolidated Balance Sheets
(In thousands, except share and par value amounts)

	December 31,
	2012	2011
Assets
Current assets:
Cash and cash equivalents	$3,405	$5,040
Prepaids and other current assets	25	60
Total current assets	3,430	5,100
	$3,430	$5,100
Liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$92	$8
Accrued expenses	107	240
Accrued payroll and related expenses	17	7
Derivative liabilities	—	15,270
Total current liabilities	216	15,525
Series C-1[2] redeemable convertible preferred stock, $0.0001 par value; 11,000 shares authorized, 5,043 shares issued and outstanding at December 31, 2011, (redemption value and liquidation preference in the aggregate of $5,116 at December 31, 2011) (See Notes 1 and 4)	—	5,133
Commitments
Stockholders’ equity (deficit):
Common stock, $0.0001 par value; 12,000,000,000 shares authorized, 14,267,383 and 874,746 shares issued and outstanding at December 31, 2012 and 2011, respectively	1	—
Series C-1[2] convertible preferred stock, $0.0001 par value; 11,000 shares authorized, 5,792 shares issued and outstanding at December 31, 2012	5,792	—
Series C-2[2] convertible preferred stock, $0.0001 par value; 22,000 shares authorized, 500 and no shares issued and outstanding at December 31, 2012 and 2011, respectively	500	—
Series D-1[2] convertible preferred stock, $0.0001 par value; 5,134 shares authorized, 4,615 and no shares issued and outstanding at December 31, 2012 and 2011, respectively	4,615	—
Additional paid-in capital	439,672	424,071
Accumulated deficit	(447,366)	(439,629)
Total stockholders’ equity (deficit)	3,214	(15,558)
	$3,430	$5,100
See accompanying notes.

La Jolla Pharmaceutical Company
Consolidated Statements of Comprehensive Loss
(In thousands, except per share amounts)

	Years Ended December 31,
	2012	2011
Expenses:
Research and development	$1,353	$177
General and administrative	9,386	2,097
Total expenses	10,739	2,274
Loss from operations	(10,739)	(2,274)
Other income (expense):
Adjustments to fair value of derivative liabilities	2,998	(9,508)
Other income (expense), net	4	234
Net loss	(7,737)	(11,548)
Preferred stock dividends earned, net of forfeits	(780)	(119)
Comprehensive net loss attributable to common stockholders	$(8,517)	$(11,667)
Net loss per share basic and diluted	$(0.84)	$(31.59)
Shares used in computing basic and diluted net loss per share	10,196	369
See accompanying notes.

La Jolla Pharmaceutical Company
Consolidated Statements of Convertible Preferred Stock and Stockholders’ Equity (Deficit)
For the Years Ended December 31, 2012 and 2011
(In thousands)

	Series C-1[2] Redeemable Convertible Preferred Stock		Series C-1[2] Convertible Preferred Stock		Series C-2[2] Convertible Preferred Stock		Series D-1[2] Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ (Deficit) Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2010	6	$47	—	$—	—	$—	—	$—	9	$—	$428,563	$(428,081)	$482
Issuance of Series C-1[1] Preferred Stock dividends	—	58	—	—	—	—	—	—	—	—	—	—	—
Conversion of Series C-1[1] Preferred Stock	(1)	(588)	—	—	—	—	—	—	865	—	904	—	904
Share-based compensation expense	—	—	—	—	—	—	—	—	—	—	254	—	254
Series C-1[1] Preferred Stock dividends	—	90	—	—	—	—	—	—	—	—	(197)	—	(197)
Forfeit of Series C-1[1] Preferred Stock dividend	—	(5)	—	—	—	—	—	—	—	—	78	—	78
Adjustment to redemption value	—	5,531	—	—	—	—	—	—	—	—	(5,531)	—	(5,531)
Net loss	—	—	—	—	—	—	—	—	—	—	—	(11,548)	(11,548)
Balance at December 31, 2011	5	5,133	—	—	—	—	—	—	874	—	424,071	(439,629)	(15,558)
Issuance of Series C-1[2] Preferred Stock dividends	1	780	—	—	—	—	—	—	—	—	(780)	—	(780)
Series C-1[2] Preferred Stock dividends	—	(90)	—	—	—	—	—	—	—	—	(56)	—	(56)
Conversion of Series C-1[2] Preferred Stock	—	(31)	—	—	—	—	—	—	6,358	1	30	—	31
Exercised Series C-2[2] warrants for Series C-2[2] Preferred Stock	—	—	—	—	1	500	—	—	—	—	—	—	500
Exercised Series D-1[2] warrants for Series D-1[2] Preferred Stock	—	—	—	—	—	—	5	4,631	—	—	(4,631)	—	—
Conversion of Series D-1[2] Preferred Stock	—	—	—	—	—	—	—	(16)	3,347	—	16	—	—
Share-based compensation expense	—	—	—	—	—	—	—	—	—	—	8,604	—	8,604
Issuance of restricted stock awards	—	—	—	—	—	—	—	—	3,688	—	—	—	—
Removal of redemption and certain conversion features	(6)	(5,792)	6	5,792	—	—	—	—	—	—	12,418	—	18,210
Net income	—	—	—	—	—	—	—	—	—	—	—	(7,737)	(7,737)
Balance at December 31, 2012	—	$—	6	$5,792	1	$500	5	$4,615	14,267	$1	$439,672	$(447,366)	$3,214
See accompanying notes.

La Jolla Pharmaceutical Company
Consolidated Statements of Cash Flows
(In thousands)

	Years Ended December 31,
	2012	2011
Operating activities
Net loss	$(7,737)	$(11,548)
Adjustments to reconcile net loss to net cash used for operating activities:
Share-based compensation expense	8,604	254
(Gain)/loss on adjustment to fair value of derivative liabilities	(2,998)	9,508
Changes in operating assets and liabilities:
Prepaids and other current assets	35	7
Accounts payable and accrued expenses	(49)	31
Accrued payroll and related expenses	10	(78)
Net cash used for operating activities	(2,135)	(1,826)
Financing Activities
Exercise of Series C-2[2] Warrants for Preferred Shares	500	—
Net cash provided by financing activities	500	—
Net decrease in cash and cash equivalents	(1,635)	(1,826)
Cash and cash equivalents at beginning of period	5,040	6,866
Cash and cash equivalents at end of period	$3,405	$5,040
Supplemental disclosure of cash flow information:
Issuance of Series D-1[2] Preferred Stock	$4,631	$—
Conversion of Series C-1[2] and D-1[2] Preferred Stock into common stock	$47	$904
Reclassification of preferred stock no longer redeemable	$5,792	$—
Reclassification of preferred stock currently redeemable	$—	$5,531
Reclassification of Derivative Liabilities value due to removal of redemption and certain conversion features	$12,418	$—
Dividends paid in Series C-1[2] Preferred Stock	$780	$58
Series C-1[2] Preferred Stock dividends forfeited	$—	$17
See accompanying notes

La Jolla Pharmaceutical Company
Notes to Consolidated Financial Statements

1. Organization and Summary of Significant Accounting Policies
Organization and Business Activity
La Jolla Pharmaceutical Company (the “Company”) is a biopharmaceutical company focused on the discovery and development of novel therapeutics for the treatment of chronic organ failure and cancer. The Company was incorporated in 1989 as a Delaware corporation. On June 7, 2012, the Company reincorporated in the State of California.
Basis of Presentation
The Company has a history of recurring losses from operations and, as of December 31, 2012, the Company had no revenue sources, an accumulated deficit of $447,366,000 and available cash and cash equivalents of $3,405,000. Management believes that its current cash resources are sufficient to fund planned operations for at least the next 12 months.
Significant 2012 Events
On January 19, 2012, the Company entered into an Asset Purchase Agreement (the “Agreement”), dated as of January 19, 2012, with Solana Therapeutics, Inc., a Delaware corporation (“Solana”) (the “Strategic Transaction”). Pursuant to the Agreement, the Company agreed to acquire from Solana the global development and commercialization rights to an investigational new drug referred to as GCS-100 (“GCS-100”), which included patents and patent rights, regulatory registrations and study drug supplies (collectively, the “Purchased Assets”). The acquisition of the Purchased Assets was completed on January 19, 2012 (the “Closing”). In consideration for the Purchased Assets, the Company agreed to pay a nominal amount at the Closing and agreed to use commercially reasonable efforts to complete a Phase 2a clinical study of GCS-100. GCS-100 is a first-in-class inhibitor of galectin-3, a novel molecular target implicated in chronic organ failure and cancer.
On January 19, 2012, the Company entered into a Consent and Amendment Agreement (the “Third Amendment Agreement”) with certain of its Series C-11 Convertible preferred stockholders to amend the terms of the Securities Purchase Agreement, dated as of May 24, 2010 (“Securities Purchase Agreement”), and the forms of Cash Warrants and Cashless Warrants (as defined in the Securities Purchase Agreement), as well as to adopt the Certificate of Designations, Preferences and Rights of Series C-12 Convertible Preferred Stock (the “Series C-12 Stock”), Series C-22 Convertible Preferred Stock (the “Series C-22 Stock”), Series D-12 Convertible Preferred Stock (the “Series D-12 Stock”) and Series D-22 Convertible Preferred Stock (the “Series D-22 Stock”) (the “Series C/D Certificate”). Under the Third Amendment Agreement, the Termination Date (as defined in the Cash Warrants and Cashless Warrants) was amended to extend the Termination Date to the date that is three years following the Closing of the asset purchase.
As part of the Third Amendment Agreement, the Company designated four new series of preferred stock on January 19, 2012: its Series C-12 Stock, Series C-22 Stock, Series D-12 Stock, and Series D-22 Stock (collectively, the “2012 New Preferred Stock”). It exchanged on a one-for-one exchange ratio each share of its existing Series C-11 Convertible Preferred Stock that was outstanding for a new share of Series C-12 Stock. Each holder of 2012 New Preferred Stock may convert its 2012 New Preferred Stock shares into the Company’s common stock, par value $0.0001 per share (“Common Stock”), subject to a weekly conversion cap equal to the product of the face amount of the outstanding Series C-12 Stock held by the stockholder on the Closing multiplied by the Conversion Cap (as defined in the Series C/D Certificate) for such week. Depending on the Volume-Weighted Closing Price, or VWCP, for the last 3 Trading Days during the previous calendar week, the Conversion Cap can range from 0% to 3.76%. Each holder of the 2012 New Preferred Stock may only convert such preferred shares into Common Stock to the extent that after such conversion such holder owns less than 9.999% of the Company’s issued and outstanding Common Stock.
The Company’s Board of Directors, approved a reverse stock split effective on February 17, 2012, with such reverse stock split having an exchange ratio of 1-for-100 (the “2012 Reverse Stock Split”). No fractional shares were issued and, instead, stockholders received the cash value of any fractional shares that would have been issued. Share amounts in the consolidated financial statements are shown post-split and therefore have been retroactively adjusted to reflect the 2012 Reverse Stock Split.
On December 12, 2012, the Company entered into a Consent and Waiver Agreement (the “Waiver Agreement”), with its preferred stockholders. Pursuant to the Waiver Agreement, the preferred stockholders waived their 12-month redemption right and the requirement for the Company to keep net cash of $2.9 million.
Effective December 31, 2012, the Company entered into a Consent, Waiver and Amendment Agreement (the “Second Waiver Agreement”) with its preferred stockholders. Pursuant to the Second Waiver Agreement, the preferred stockholders waived their

La Jolla Pharmaceutical Company
Notes to Consolidated Financial Statements

redemption rights for the Series C-12 Stock and Series C-22 Stock, removed the “full-ratchet” anti-dilution from the Series C-12 Stock, Series C-22 Stock and Series D-12 Stock and relinquished their right to receive warrants to purchase Series D-22 Stock (the “Series D-22 Warrants”) upon the exercise of the warrants to purchase Series C-22 Stock (the “Series C-22 Warrants”). The Company’s preferred stockholders also exercised a portion of their Series C-22 Warrants, which resulted in the Company receiving $500,000 in net proceeds and the preferred stockholders receiving 500 shares of Series C-22 Stock.
Significant 2011 Events
In March 2011, the Company and its formerly wholly-owned subsidiary, Jewel Merger Sub, Inc. acquired the rights to compounds known as Regenerative Immunophilin Ligands (“RILs” or “Compounds”) from privately held GliaMed, Inc. (“GliaMed”). The Compounds were acquired pursuant to an Asset Purchase Agreement (the “Asset Agreement”) for a nominal amount, and if certain development and regulatory milestones were met, the Company would have paid GliaMed additional consideration consisting of up to 8,205 shares of newly designated Series E Convertible Preferred Stock (the “Series E Preferred”), which would have been convertible into approximately 20% of the Company’s fully diluted outstanding common stock on an as-converted basis. GliaMed would have also been eligible for a potential cash payment from the Company if a Compound was approved by the Food and Drug Administration, or FDA, or European Medicines Agency, or EMA, in two or more clinical indications (see Note 3).
Also in March 2011, the Company entered into a Consent and Amendment Agreement (the “Consent Agreement”), dated as of March 29, 2011, with certain holders of convertible redeemable Series C-1 Stock, in order to amend certain terms of the Securities Purchase Agreement (see Note 4). The purpose of the Consent Agreement was to revise certain terms of the Company’s outstanding preferred securities in connection with the Company’s acquisition of the Compounds. Additionally, as part of the Consent Agreement, the Company designated five new series of preferred stock: its Series C-11 Convertible Preferred Stock (the “Series C-11 Preferred”), Series C-21 Convertible Preferred Stock (the “Series C-21 Preferred”), Series D-11 Convertible Preferred Stock (the “Series D-11 Preferred”), Series D-21 Convertible Preferred Stock (the “Series D-21 Preferred” and collectively with the Series C-11 Preferred, the Series C-21 Preferred and the Series D-11 Preferred, the “New Preferred Stock”) and Series E Preferred. The Company exchanged on a one-for-one basis each share of its existing Series C-1 Preferred that was outstanding for a new share of Series C-11 Preferred (see Note 4). Unless otherwise indicated, references herein to Series C-11 Preferred reflect the one-for-one exchange.
Following the acquisition of the Compounds, the Company initiated a confirmatory preclinical animal study in April 2011 studying the lead RIL compound, LJP1485. This study was completed in May 2011, after which the Company received final data from Charles River Laboratories, the Company’s clinical research organization (the “CRO”), which showed that the predetermined study endpoints, as set forth in the Asset Agreement, were not met and that the LJP1485 compound did not show statistically significant improvement in the study endpoints as compared to vehicle (placebo).
In June 2011 and August 2011, the Company and the Purchasers entered into two amendment agreements, which, among other things, prolonged the temporary suspension of dividends on the Series C-11 Preferred and Series C-21 Preferred and provided additional working capital to the Company.
Pursuant to the Consent Agreement, the Company’s existing holders of Series C-11 Preferred were not required to exercise their Cash Warrants due to the failure of the LJP1485 study. The preferred stockholders elected to not exercise the Cash Warrants, which then provided GliaMed with the right to reacquire the Compounds through the purchase of the outstanding capital stock of Jewel Merger Sub, Inc. (which held title to the Compounds) for the same nominal consideration that GliaMed received at the closing of the Company’s acquisition of the Compounds.
The cost for this preclinical study, including the Company’s operating costs, of approximately $712,000 was funded through cash on hand, which was made available for this expense due to the forfeiture of dividends on the Company’s outstanding Series C-11 Preferred and Series C-21 Preferred (together, the “Series C1 Preferred”) for the period from November 26, 2010 to May 31, 2011 (the “Forfeited Dividend”), the receipt of cash from certain current investors pursuant to the Consent Agreement, and a temporary reduction in the salaries of the Company’s then current officers. The stockholders no longer have any rights to receive stock for their Forfeited Dividend or any consideration for the cash payment made pursuant to the Consent Agreement.
The Company’s Board of Directors, approved a reverse stock split effective on April 14, 2011, with such reverse stock split having an exchange ratio of 1-for-100 (the “2011 Reverse Stock Split”). No fractional shares were issued and, instead, stockholders received the cash value of any fractional shares that would have been issued. Share amounts in the consolidated financial statements are shown post-split and therefore have been retroactively adjusted to reflect the 2011 Reverse Stock Split.
Principles of Consolidation

La Jolla Pharmaceutical Company
Notes to Consolidated Financial Statements

The accompanying consolidated financial statements include the accounts of La Jolla Pharmaceutical Company and its wholly-owned subsidiaries, SL JPC Sub, Inc., which was incorporated in Delaware in December 2011, and Jewel Merger Sub, Inc., which was incorporated in Delaware in December 2009. In March 2011, the Company and Jewel Merger Sub, Inc. acquired assets related to certain Compounds from GliaMed. In June 2011, GliaMed repurchased the Compounds by acquiring all of the outstanding capital stock of Jewel Merger Sub for the same nominal amount that it received from the Company for the Compounds.
Use of Estimates
The preparation of consolidated financial statements in conformity with United States generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and disclosures made in the accompanying notes to the consolidated financial statements. Actual results could differ materially from those estimates.
Property and Equipment
Property and equipment is stated at cost and has been depreciated using the straight-line method over the estimated useful lives of the assets (primarily five years). As of December 31, 2012 and 2011, property and equipment was comprised of $2,186,000 of fully depreciated computer equipment and software. There was no depreciation expense for the years ended December 31, 2012 and 2011.
Patents
The Company received notice of patents being issued for GCS-100 in May of 2012 and in January of 2013. During January 2012, the Company acquired certain patents and patent rights for GCS-100 as part of the Purchased Assets from Solana. The Company will file patent applications in the United States and in foreign countries for the protection of these and other proprietary technologies and drug candidates as deemed appropriate.
Share-Based Compensation
The Company records compensation expense associated with stock options and other share-based awards in accordance with the authoritative guidance for stock-based compensation. The cost of employee services received in exchange for an award of an equity instrument is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense on a straight-line basis, net of estimated forfeitures, over the requisite service period of the award. Share-based compensation expense recognized during the period is based on the value of the portion of share-based payment awards that is ultimately expected to vest during the period and has been reduced for estimated forfeitures. The guidance requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Pre-vesting forfeitures were estimated to be 0% for employees in the years ended December 31, 2012 and 2011, based on the Company’s historical experience and expected future activities.
Total share-based compensation expense related to share-based awards for the years ended December 31, 2012 and 2011 was comprised of the following (in thousands):

	December 31,
	2012	2011
Research and development	$805	$—
General and administrative	7,799	254
Share-based compensation expense included in operating expenses	$8,604	$254
Share-based compensation expense from:
Stock options	$7,640	$254
Restricted stock awards and restricted stock units	964	—
Share-based compensation expense included in operating expenses	$8,604	$254
The cost of non-employee services received in exchange for an award of equity instrument is measured based on either the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. There were two awards of restricted stock units to non-employees outstanding at December 31, 2012. There were no non-employee stock options outstanding at December 31, 2011.

La Jolla Pharmaceutical Company
Notes to Consolidated Financial Statements

Reverse Stock Splits
The Board of Directors approved the 2012 Reverse Stock Split of the Company’s Common Stock, which became effective on February 17, 2012, with an exchange ratio of 1-for-100. The Board of Directors approved the 2011 Reverse Stock Split of the Company’s Common Stock, which became effective on April 14, 2011, with an exchange ratio of 1-for-100.
All Common Stock share and per share information in the accompanying consolidated financial statements and notes included in this report have been restated to reflect retrospective application of the two reverse stock splits for all periods presented, except for par value per share and the number of authorized shares, which were not affected by either the 2012 Reverse Stock Split or 2011 Reverse Stock Split.
Net Income (Loss) Per Share
Basic and diluted net income (loss) per share is computed using the weighted-average number of common shares outstanding during the periods. Basic earnings per share (“EPS”) is calculated by dividing the net income or loss by the weighted-average number of common shares outstanding for the period, without consideration for Common Stock equivalents. Diluted EPS is computed by dividing the net income or loss by the weighted-average number of common shares and Common Stock equivalents outstanding for the period issuable upon the conversion of preferred stock and exercise of stock options and warrants. These Common Stock equivalents are included in the calculation of diluted EPS only if their effect is dilutive. There is no difference between basic and diluted net loss per share for the year ended December 31, 2012 or December 31, 2011, as potentially dilutive securities have been excluded from the calculation of diluted net loss per common share because the inclusion of such securities would be antidilutive.
At December 31, 2012 and 2011, the potentially dilutive securities include 4.5 billion and 6.7 billion shares, respectively, reserved for the conversion of convertible preferred stock, including accrued dividends, and the exercise of outstanding stock options and warrants.
Segment Reporting
Management has determined that the Company operates in one business segment, which is the development of pharmaceutical products.
Derivative Liabilities
In May 2010, the Company entered into definitive agreements with institutional investors and affiliates for a private placement of Common Stock, redeemable convertible preferred stock and warrants to purchase redeemable convertible preferred stock for initial proceeds of $6,003,000 (the “May 2010 Financing”). In conjunction with the May 2010 Financing, the Company issued redeemable convertible preferred stock that contained certain embedded derivative features, as well as warrants that are accounted for as derivative liabilities. During 2012 warrants from the May 2010 Financing were exercised resulting in the issuance of Series D-12 Stock which had certain embedded derivative features (see Notes 2 and 4).
The Company’s derivative liabilities were initially recorded at their estimated fair value on the date of issuance and were subsequently adjusted to reflect the estimated fair value at each period end, with any decrease or increase in the estimated fair value being recorded as other income or expense, accordingly. The fair value of these liabilities was estimated using option pricing models that are based on the individual characteristics of the Common Stock and preferred stock, the derivative liability on the valuation date, probabilities related to the Company’s operations and clinical development (based on industry data), as well as assumptions for volatility, remaining expected life, risk-free interest rate and, in some cases, credit spread. The option pricing models were particularly sensitive to changes in probabilities and the closing price per share of the Company’s Common Stock.
Adoption of Recent Accounting Pronouncements
Effective January 1, 2012, we adopted Financial Accounting Standards Board’s (“FASB”) Accounting Standards Update (“ASU”) No. 2011-5, Comprehensive Income (Topic 220): Presentation of Comprehensive Income and ASU No. 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in ASU No. 2011-5. In these updates, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. ASU

La Jolla Pharmaceutical Company
Notes to Consolidated Financial Statements

No. 2011-5 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The amendments in ASU No. 2011-5 do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The amendments in these updates are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The adoption of ASU Nos. 2011-5 and 2011-12 did not have a material impact on our consolidated financial position or results of operations. We have presented comprehensive loss in the Company’s Consolidated Statements of Comprehensive Loss.
Effective January 1, 2012, we prospectively adopted FASB’s ASU No. 2011-4, “Fair Value Measurement (Topic 820) — Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS”. The amendments in ASU 2011-4 result in common fair value measurement and disclosure requirements in GAAP and International Financial Reporting Standards (“IFRS”). Consequently, the amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. This pronouncement is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The adoption of ASU No. 2011-4 did not have a material effect on the Company’s consolidated financial position or results of operations.
2. Fair Value of Financial Instruments
Financial assets and liabilities are measured at fair value, which is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The following is a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value:

•	Level 1 — Quoted prices in active markets for identical assets or liabilities.

•
Level 2 — Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
As of December 31, 2012 and 2011, cash and cash equivalents were comprised of cash in checking accounts.
In conjunction with the May 2010 Financing, the Company issued convertible preferred stock with certain embedded derivative features, as well as warrants to purchase various types of convertible preferred stock and units. These instruments were accounted for as derivative liabilities until the Second Waiver Agreement (see Note 4).
The Company used Level 3 inputs for its valuation methodology for the embedded derivative liabilities and warrant derivative liabilities. The estimated fair values were determined using a binomial option pricing model based on various assumptions (see Note 4). The Company’s derivative liabilities were adjusted to reflect estimated fair value at each period end, with any decrease or increase in the estimated fair value being recorded in other income or expense, accordingly, as adjustments to fair value of derivative liabilities.
At December 31, 2012, as a result of the Second Waiver Agreement, the embedded derivatives from the securities issued in the May 2010 Financing which consist of Series C-12 Stock, Series C-22 Stock and Series D-12 Stock were removed, and, as such, the Company’s derivative liabilities from the May 2010 Financing were eliminated.
At December 31, 2011, the estimated fair values of the liabilities measured on a recurring basis are as follows (in thousands):

	Fair Value Measurements at December 31, 2011
	Balance at December 31, 2011	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Embedded derivative liabilities	$3,680	$—	$—	$3,680
Warrant derivative liabilities	11,590	—	—	11,590
Total	$15,270	$—	$—	$15,270

La Jolla Pharmaceutical Company
Notes to Consolidated Financial Statements

The following table presents the activity for liabilities measured at estimated fair value using unobservable inputs for the years ended December 31, 2012 and 2011 (in thousands):

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Embedded Derivative Liabilities	Warrant Derivative Liabilities	Total
Balance at December 31, 2010	$5,170	$932	$6,102
Adjustments to estimated fair value	(1,150)	10,658	9,508
Decrease of the embedded derivative liabilities for preferred shares converted into common stock	(361)	—	(361)
Reversal of previously accrued dividends	(72)	—	(72)
Dividends paid in Series C-1 Preferred Stock	41	—	41
Accrued dividends payable in Series C-1 Preferred Stock	52	—	52
Balance at December 31, 2011	3,680	11,590	15,270
Adjustments to estimated fair value	834	(3,832)	(2,998)
Reversal of previously accrued dividends	146	—	146
Transfer due to the removal of the derivative features	(4,660)	(7,758)	(12,418)
Balance at December 31, 2012	$—	$—	$—
During the year ended December 31, 2012, the estimated fair value of derivative liabilities decreased by $2,998,000, which was recorded as non-cash other income, and $12,418,000 was reclassified to additional paid-in capital for the estimated fair value of the derivatives. During the year ended December 31, 2011, the estimated fair value of derivative liabilities increased by $9,508,000, which was recorded as non-cash other expense.
3. GliaMed Asset Purchase
In March 2011, the Company and Jewel Merger Sub acquired assets related to certain RIL compounds from GliaMed. The Compounds were acquired pursuant to the Asset Agreement for a nominal amount, and if certain milestones noted below were met, the Company would have paid GliaMed additional consideration of up to 8,205 shares of newly designated convertible Series E Preferred, which would have been convertible into approximately 20% of the Company’s fully diluted outstanding Common Stock on an as-converted basis. The issuance of the shares was tied to the achievement of certain development and regulatory milestones. GliaMed was also eligible to receive a cash payment from the Company of $5,000,000 if a Compound was approved by the FDA or EMA in two or more clinical indications.
In May 2011, the Company received final data from the Company’s CRO, which showed that the predetermined study endpoints, as set forth in the Asset Agreement, were not met and that the LJP1485 compound did not show statistically significant improvement in the study endpoints as compared to vehicle (placebo).
The purchase was originally recorded as a long-term other asset for the intangible rights received related to the Compounds equal to the nominal amount paid to GliaMed, plus the asset acquisition costs incurred for legal services and due diligence related to the investigation of the underlying technology. As a result of the negative results in the confirmatory preclinical study in May 2011, the Company discontinued the development of LJP1485 in May 2011 and, in June 2011, the Company sold the Compounds back to GliaMed by selling all of the outstanding capital stock of Jewel Merger Sub to GliaMed for the same nominal amount that it had paid for the Compounds.
Jewel Merger Sub had no other assets or liabilities other than those relating to the Compounds and related assets and contract rights.

4. Securities Purchase Agreement
On May 24, 2010, the Company entered into the Securities Purchase Agreement by and among the Company and the purchasers named therein (the “Purchasers”). The Purchasers included institutional investors as well as the Company’s Chief Executive Officer, Chief Financial Officer and an additional Company employee. The total investment by these Company employees represented less than 3% of the proceeds received by the Company in the May 2010 Financing. Pursuant to the Securities Purchase Agreement, on May 26, 2010 (the “Closing Date”), for total consideration of $6,003,000, the Purchasers purchased:

La Jolla Pharmaceutical Company
Notes to Consolidated Financial Statements

(i) an aggregate of 289,704 shares of the Company’s Common Stock, par value $0.0001 per share, at a contractually stated price of $3.00 per share; and (ii) 5,134 shares of the Company’s Series C-1 Convertible Preferred Stock (the “Series C Preferred”), par value $0.0001 per share, at a contractually stated price of $1,000 per share. The Purchasers also received: (i) warrants to purchase 5,134 shares of the Company’s Series D-1 Convertible Preferred Stock (the “Series D-1 Preferred”), par value $0.0001 per share, at an exercise price of $1,000 per share, which warrants were exercisable on a cashless basis (the “Series D-1 Warrants”); and (ii) warrants to purchase 10,268 units, at an exercise price of $1,000 per unit, which warrants are exercisable only in cash, with each unit consisting of one share of the Company’s Series C-2 Convertible Preferred Stock (the “Series C-2 Preferred”), par value $0.0001 per share, and an additional Series D-2 Warrant to purchase one share of the Company’s Series D-2 Convertible Preferred Stock (the “Series D-2 Preferred), par value $0.0001 per share, at an exercise price of $1,000 per share (the “Series C-2 Warrants”).
In March 2011, the Company entered into the Consent Agreement, which amended the terms of the Securities Purchase Agreement. Under the Consent Agreement, the Purchasers agreed to the following, among other changes: (i) a temporary suspension of dividends on Series C-1 Preferred and Series C-2 Preferred; (ii) to provide an additional cash payment of approximately $236,000 in exchange for the right to receive Series C-2 Preferred upon the achievement of certain pre-specified results in the preclinical study of one of the Compounds (the “Preclinical Milestone”); (iii) to increase the number of units to be issued upon exercise of the Series C-2 Warrant from 10,268 to 10,646 units; (iv) the mandatory exercise of $7,452,000 of the Series C-2 Warrants upon the achievement of the Preclinical Milestone; (v) the mandatory exercise of the remaining $3,194,000 of Series C-2 Warrants upon the achievement of a future clinical milestone; and (vi) an automatic one-time downward conversion price adjustment to the preferred stock following the 2011 Reverse Stock Split. In connection with the Consent Agreement, the Company adopted a Certificate of Designations that established the rights, preferences and privileges for its Series C-11 Convertible Preferred Stock, Series C-21 Convertible Preferred Stock, Series D-11 Convertible Preferred Stock and Series D-21 Convertible Preferred Stock. In connection with the adoption of the new Certificate of Designations: (i) the Company filed a Certificate of Elimination for its Series C-1 Preferred, Series C-2 Preferred, Series D-1 Preferred and Series D-2 Preferred; (ii) the holders of shares of the Company’s Series C-1 Preferred exchanged each share (including fractional shares) of Series C-1 Preferred for an equal number of shares of Series C-11 Convertible Preferred Stock; and (iii) all references in the Securities Purchase Agreement and the Warrants (as defined in the Certificate of Designations) to the Series C-1 Preferred, Series C-2 Preferred, Series D-1 Preferred and Series D-2 Preferred were changed to refer to Series C-11 Convertible Preferred Stock (the “Series C-11 Preferred”), Series C-21 Convertible Preferred Stock (the “Series C-21 Preferred”), Series D-11 Convertible Preferred Stock (the “Series D-11 Preferred”) and Series D-21 Convertible Preferred Stock (the “Series D-21 Preferred”), respectively.
In June 2011 and August 2011, the Company and the Purchasers entered into two amendment agreements, which, among other things, prolonged the temporary suspension of dividends on the Series C-11 Preferred and Series C-21 Preferred and provided additional working capital to the Company.
On January 19, 2012, the Company entered into the Third Amendment Agreement with certain of its Series C-11 Convertible Preferred stockholders to amend the terms of the Securities Purchase Agreement, and the forms of Cash Warrants and Cashless Warrants (as defined in the Securities Purchase Agreement). Under the Third Amendment Agreement, the Termination Date (as defined in the Cash Warrants and Cashless Warrants) was amended to extend the Termination Date to the date that is 3 years following the closing of the asset purchase. Additionally, the mandatory redemption provision of the Cash Warrants was removed. The Company was required to perform a 1-for-100 reverse stock split with an automatic one-time downward conversion price adjustment following the 2012 Reverse Stock Split. In connection with the Third Amendment Agreement, the Company adopted a Certificate of Designations that established the rights, preferences and privileges for its Series C-12 Stock, Series C-22 Stock, Series D-12 Stock and Series D-22 Stock. In connection with the adoption of the new Certificate of Designations: (i) the Company filed a Certificate of Elimination for its Series C-11 Preferred, Series C-21 Preferred, Series D-11 Preferred and Series D-21 Preferred; (ii) the holders of shares of the Company’s Series C-11 Preferred exchanged each share (including fractional shares) of Series C-11 Preferred for an equal number of shares of Series C-12 Stock; and (iii) all references in the Securities Purchase Agreement and the Warrants (as defined in the Certificate of Designations) to the Series C-11 Preferred, Series C-21 Preferred, Series D-11 Preferred and Series D-21 Preferred were changed to refer to Series C-12 Stock, Series C-22 Stock, Series D-12 Stock and Series D-22 Stock, respectively.
On December 12, 2012, the Company entered into the Waiver Agreement with its Preferred Stockholders. Pursuant to the Waiver Agreement, the Preferred Stockholders waived their 12-month redemption right and the requirement for the Company to keep a net cash balance of at least $2.9 million.
Effective December 31, 2012, the Company entered into a Consent, Waiver and Amendment Agreement (the “Second Waiver Agreement”) with its preferred stockholders. Pursuant to the Second Waiver Agreement, the preferred stockholders waived their

La Jolla Pharmaceutical Company
Notes to Consolidated Financial Statements

redemption rights for the Series C-12 Stock and Series C-22 Stock, removed the “full-ratchet” anti-dilution from the Series C-12 Stock Series C-22 Stock and Series D-12 Stock and relinquished their right to receive warrants to purchase Series D-22 Stock (the “Series D-22 Warrants”) upon the exercise of the warrants to purchase Series C-22 Stock (the “Series C-22 Warrants”). The Company’s preferred stockholders also exercised a portion of their Series C-22 Warrants, which resulted in the Company receiving $500,000 in net proceeds and the preferred stockholders receiving 500 shares of Series C-22 Stock.
Allocation of Proceeds
At May 26, 2010, the estimated fair value of the Series C-2 Warrants for units, Series D-1 Warrants, and the embedded derivatives included within the Series C-1 Preferred exceeded the proceeds from the May 2010 Financing of $6,003,000 (see the valuations of these derivative liabilities under the heading, “Derivative Liabilities” below). As a result, all of the proceeds were allocated to these derivative liabilities and no proceeds remained for allocation to the Common Stock and Series C-1 Preferred issued in the financing.
Preferred Stock
As of December 31, 2012, the Company’s Board of Directors is authorized to issue 8,000,000 shares of preferred stock, with a par value of $0.0001 per share, in one or more series, of which 11,000 are designated for Series C-12 Stock, 22,000 are designated Series C-22 Stock, 5,134 are designated Series D-12 Stock and 10,868 are designated Series D-22 Stock. As of December 31, 2012, 5,793 shares of Series C-12 Stock, 500 shares of Series C-22 Stock and 4,615 shares of Series D-12 Stock were issued and outstanding. As of December 31, 2011, 5,043 shares of Series C-11 Stock were issued and outstanding.
Voting Rights
The holders of preferred stock do not have voting rights, other than for general protective rights required by the California General Corporation Law or as set forth below.
Dividends
Cumulative dividends are payable on the Series C-12 Stock and the Series C-22 Stock (collectively, the “Series C2 Stock”) at an annual rate of 15% from the date of issuance through the date of conversion, payable semi-annually on November 25th and May 25th, in shares of Series C2 Stock. There is no limit to the number of shares of Series C2 Preferred that may be issued as dividends. The Series D-12 Stock is not entitled to dividends.
Conversion Rights
The New Preferred Stock was convertible into Common Stock, initially at a rate of approximately 6.667 shares of Common Stock for each share of New Preferred Stock, subject to certain limitations discussed below, at the election of the holders of New Preferred Stock. The conversion rate would be adjusted for certain events, such as stock splits, stock dividends, reclassifications and recapitalizations, and the New Preferred Stock was subject to full-ratchet anti-dilution protection, such that if the Company issued or granted any Common Stock or warrants, rights, options to subscribe or purchase Common Stock or Common Stock equivalents (the “Options”) and the price per share for which the Common Stock issuable upon the exercise of such Options was below the effective conversion price of the New Preferred Stock at the time of such issuance, then the conversion rate of the New Preferred Stock automatically adjusted to increase the number of Common Shares into which it could convert. There were also limits on the amount of New Preferred Stock that could be converted and the timing of such conversions. In accordance with the Consent Agreement, after the 2011 Reverse Stock Split, the conversion ratio for the New Preferred Stock was adjusted based on the trading price of the Company’s Common Stock over a period of time after the 2011 Reverse Stock Split was implemented. Accordingly, effective May 7, 2011, each share of New Preferred Stock was then convertible into approximately 166,667 shares of Common Stock. Following the 2012 Reverse Stock Split, effective March 3, 2012, each share of the 2012 New Preferred Stock is now convertible into approximately 213,083 shares of Common Stock following the implementation of the 2012 Reverse Stock Split.
As part of the Third Amendment Agreement, the Company designated four new series of Preferred Stock on January 19, 2012: its Series C-12 Stock, Series C-22 Stock, Series D-12 Stock, and Series D-22 Stock (collectively, the “2012 New Preferred Stock”). It exchanged on a one-for-one basis each share of its existing Series C-11 Convertible Preferred Stock that was outstanding for a new share of Series C-12 Stock. Each holder of 2012 New Preferred Stock may convert its 2012 New Preferred Stock shares into the Company’s Common Stock, par value $0.0001 per share, subject to a weekly conversion cap equal to the product of the face amount of the outstanding Series C-12 Stock held by the stockholder on the Closing multiplied by the Conversion Cap (as defined in the Series C/D Certificate) for such week. Depending on the Volume-Weighted Closing Price, or VWCP, for the last three Trading Days during the previous calendar week, the Conversion Cap can range from 0% to

La Jolla Pharmaceutical Company
Notes to Consolidated Financial Statements

3.76%. Each 2012 New Preferred Stockholder may only convert such preferred shares into Common Stock to the extent that after such conversion such holder owns less than 9.999% of the Company’s issued and outstanding Common Stock. For the years ended December 31, 2012 and 2011, 31 and 588 shares of Series C-12 Preferred had been converted into Common Stock, respectively. For the year ended December 31, 2012, 16 shares of Series D-12 Preferred had been converted into Common Stock.
Liquidation Preference
Upon a Liquidation Event (as defined in the Company’s Articles of Incorporation), no other class or series of capital stock can receive any payment unless the 2012 New Preferred Stock has first received a payment in an amount equal to $1,000 per share, plus all accrued and unpaid dividends, if applicable.
Redemption Rights
As of December 31,2012 all redemption rights have been waived irrevocably. At December 31, 2011, the Company could have been required to redeem the Series C-1 Preferred if a redemption event had occurred. Since the Company did not consummate a Strategic Transaction by February 26, 2011, the Series C-1 Preferred was redeemable, and therefore the Company adjusted the carrying value of the Series C-1 Preferred to the redemption value of the shares. As of December 31, 2011, the redemption value was $5,116,000. The Requisite Holders did not elected this redemption feature through December 31, 2011 or the period prior to the Asset Purchase Agreement on January 19, 2012. In connection with the Asset Purchase Agreement, the January 2012 transaction was designated as a Strategic Transaction and any redemption events associated with the original definition of a Strategic Transaction in the Series C2/D2 Certificate are irrevocably waived.
Restrictions
So long as at least 1,000 shares of 2012 New Preferred Stock remain outstanding (or at least 3,000 shares of New Preferred Stock remain outstanding if the Series C-22 Warrants have been exercised), the Company may not take a variety of actions (such as altering the rights, powers, preferences or privileges of the 2012 New Preferred Stock so as to affect the 2012 New Preferred Stock adversely, amending any provision of the Company’s Articles of Incorporation, entering into an agreement for a Strategic Transaction or Change of Control, consummating any financing or filing a registration statement with the Securities and Exchange Commission,) without the prior approval of the Requisite Holders (as defined the in 2012 New Preferred Stock) .
Accounting Treatment
At May 26, 2010, the Company issued 5,134 shares of Series C-1 Preferred and recorded the par value of $0.0001 per share with a corresponding reduction to paid-in capital, given that there was no allocated value from the proceeds to the Series C-1 Preferred.
Under accounting guidance covering accounting for redeemable equity instruments, preferred securities that are redeemable for cash or other assets are to be classified outside of permanent equity (within the mezzanine section between liabilities and equity on the condensed consolidated balance sheets) if they are redeemable at the option of the holder or upon the occurrence of an event that is not solely within the control of the issuer. At December 31, 2012 all redemption rights have been waived irrevocably and the Series C-12 preferred stock has been reclassified to permanent equity.
As of December 31, 2012, the outstanding Series C-12 Stock and Series C-22 Stock was convertible into approximately 1,340,851,000 shares of Common Stock. As of December 31, 2012, the outstanding Series D-12 Stock was convertible into approximately 983,419,000 shares of Common Stock.
As of December 31, 2012, accrued dividends on the Series C-12 Stock were $84,000, which consisted of 84 shares of Series C-12 Stock. The accrued dividends were convertible into approximately 18,000,000 shares of Common Stock.
As of December 31, 2011, accrued dividends on the Series C-11 Preferred were $74,000, which consisted of 74 shares of Series C-11 Preferred. The accrued dividends were convertible into approximately 123,000 shares of Common Stock.
Derivative Liabilities
The Series C-12 Stock, Series D-12 Stock and the underlying securities of the Series C-22 Warrants contain conversion features. In addition, the Series C-12 Stock and the underlying securities of the Series C-22 Warrants were subject to redemption provisions. As of December 31, 2012, redemption features and certain conversion features were eliminated, removing the derivative liabilities.

La Jolla Pharmaceutical Company
Notes to Consolidated Financial Statements

The Series C-22 Warrants were exercisable starting on the issuance date and expire in January 2015. The Series C-22 Warrants must be exercised in cash and beginning in June 2011, they were no longer subject to mandatory exercise terms. The Series D-12 Warrants were exercisable on a cashless basis and were exercised in full during the year ended 2012.
Accounting Treatment
Effective December 31, 2012, there were no derivative liabilities related to the 2012 New Preferred Stock and the balance of the derivative liability was reclassified to additional paid-in capital.
In 2011, the Company accounted for the conversion and redemption features embedded in the Series C-12 Stock (the “Embedded Derivatives”) in accordance with accounting guidance covering derivatives. Under this accounting guidance, companies may be required to bifurcate conversion and redemption features embedded in redeemable convertible preferred stock from their host instruments and account for these embedded derivatives as free-standing derivative financial instruments. If the underlying security of the embedded derivative requires net cash settlement, in the event of circumstances that are not solely within the Company’s control, the embedded derivative should be classified as a liability, measured at fair value at issuance and adjusted to their current fair value at each period. As there were redemption triggering events for net cash settlement for Series C-12 Stock that were not solely within the Company’s control, and the conversion feature is a derivative, the Embedded Derivatives were classified as liabilities and are accounted for using fair value accounting at each reporting date (also see Note 2).
In 2011, the Company accounted for the Series C-22 Warrants for units in accordance with accounting guidance covering derivatives. If the underlying security of the warrant: (i) requires net cash settlement in the event of circumstances that are not solely within the Company’s control; or (ii) if they are not indexed to the Company’s own stock, the warrants should be classified as liabilities, measured at fair value at issuance and adjusted to their current fair value at each period. As there were redemption triggering events for Series C-12 Stock that were not solely within the Company’s control, the Series C-22 Warrants for units were classified as liabilities and were accounted for using fair value accounting at each reporting date. The Embedded Derivatives and Series C-22 Warrants for units were collectively referred to as the “Derivative Liabilities”.
The estimated fair values of the Derivative Liabilities as of December 31, 2011 are summarized as follows (in thousands):

	Fair Value Measurements at
	December 31, 2012	December 31, 2011
Embedded Derivatives of Series C-1[2] Stock (including dividends paid in Series C-1[2]Stock)	$—	$3,628
Embedded Derivatives of accrued dividends payable in Series C-1[2] Stock	—	52
Series D-1[2] Warrants	—	2,539
Series C-2[2] Warrants for:
Series C-2[2] Stock	—	3,785
Series D-2[2] Warrants	—	5,266
	$—	$15,270
The Derivative Liabilities were valued using binomial option pricing models with various assumptions detailed below. Due to the six-month trading restriction on the unregistered shares of Common Stock issued or issuable from the conversion of the 2012 New Preferred Stock and the weekly conversion limitation on 2012 New Preferred Stock, the price per share of the Company’s Common Stock used in the binomial option pricing models for the Derivative Liabilities was discounted from the closing market prices of $0.27 on December 31, 2011. The expected lives that were used to value each of the Derivative Liabilities were based on the individual characteristics of the underlying 2012 New Preferred Stock, which impact the expected timing of conversion into Common Stock. In addition, the probabilities associated with the clinical development of a drug candidate based on industry data were used in each of the binomial option pricing models. The models used to value the Series C-22 Warrants and Series D-12 Warrants were particularly sensitive to such probabilities, as well as to the closing price per share of the Company’s Common Stock. In addition, as noted above, the model included the effect of the two automatic one-time downward conversion price adjustment following the 2012 Reverse Stock Split and the 2011 Reverse Stock Splits. To better estimate the fair value of the Derivative Liabilities at each reporting period, the binomial option pricing models and their inputs were refined based on information available to the Company. Such changes did not have a significant impact on amounts recorded in previous interim reporting periods.

La Jolla Pharmaceutical Company
Notes to Consolidated Financial Statements

The Embedded Derivatives were valued at December 31, 2011 using a binomial option pricing model, based on the value of the Series C-12 Stock with and without embedded derivative features, with the following assumptions:

	December 31, 2012	December 31, 2011
Closing price per share of Common Stock	$—	$0.27
Conversion price per share	$—	$0.60
Volatility	—	88.0%
Risk-free interest rate	—	0.83%
Credit spread	—	20.9%
Remaining expected lives of underlying securities (years)	0	5.0
On December 31, 2011, the Series D-12 Warrants were recorded at estimated fair value of $2,539,000. On December 31, 2012, there were no Series D-12 Warrants, as they had been fully exercised during the year ended 2012.
The Series D-12 Warrants were valued at December 31, 2011 using a binomial option pricing model with the following assumptions:

	December 31, 2012	December 31, 2011
Closing price per share of Common Stock	$—	$0.27
Conversion price per share	$—	$0.60
Volatility	—	67.5%
Risk-free interest rate	—	0.28%
Remaining expected lives of underlying securities (years)	0	2.2
Probability of Strategic Transaction	—	70%
On December 31, 2011, the Series C-22 Warrants (which consisted of rights to purchase Series C-22 Preferred and Series D-22 Warrants) were recorded at an estimated fair value of $9,051,000. The decrease in value was primarily due to the significant decrease in the Company’s Common Stock price and the updates to the assumptions used in the option pricing models.
The portion of the Series C-22 Warrants that represent the rights to purchase Series C-22 Stock were valued at December 31, 2011 using a binomial option pricing model, discounted for the lack of dividends until the Series C-22 Warrants are exercised, with the following assumptions:

	December 31, 2012	December 31, 2011
Closing price per share of Common Stock	$—	$0.27
Conversion price per share	$—	$0.60
Volatility	—	88.0%
Risk-free interest rate	—	0.83%
Credit spread	—	20.9%
Remaining expected lives of underlying securities (years)	0	5.0
Time to Exercise (months)	0	24
On December 31, 2012, there were no Series D-22 Warrants, as they had been fully exercised during the year ended 2012.
The Series D-22 Warrants were valued at December 31, 2011 using a binomial option pricing model with the same assumptions used in the valuation of the Series D-12 Warrants. The decrease in the value of the Series D-22 Warrants was primarily due to the significant decrease in the Company’s Common Stock price and the updates to the assumptions used in the option pricing models.
5. Commitments

As of December 31, 2012, there were no material operating leases, notes payable, purchase commitments or capital leases.
On March 15, 2013, the Company entered into a lease (the “Office Lease”), with La Jolla Centre I LLC, to lease office space in the building known as La Jolla Centre I, located at 4660 La Jolla Village Drive, San Diego, California, covering approximately 1,954 square feet. The premises will be used by the Company for office space.
The Company leases certain properties under operating leases expiring at various dates through 2018. Future minimum annual lease payments under these existing lease agreements are as follows as of March 22, 2013:

Year Ended December 31,	Operating Lease
2013	$42,208
2014	65,418
2015	68,406
2016	71,454
2017	74,682
Thereafter	18,876
Total minimum payments	$341,044
6. Separation Agreements and Employment Agreement
As part of the Agreement described in Note 1, the Company entered into an employment agreement with a new President and Chief Executive Officer on January 19, 2012. The annual base salary was to be $240,000 for the first year of employment with the Company and was to increase to $420,000 on the one-year anniversary of the employment start date. In addition, an option to purchase the number of shares of Common Stock equal to 7.5% of the Company’s fully diluted, as-converted shares was awarded (the “First Option”), subject to the terms and conditions of any applicable award agreements and other restrictions and limitations generally applicable to Common Stock or equity awards held by Company executives or otherwise imposed by law. Subject to applicable terms and conditions, the First Option shall vest with respect to 25% of the underlying shares on the one-year anniversary of the employment start date, with the remainder vesting monthly, in equal monthly installments, over the three years thereafter. The First Option is exercisable at a price equal to $0.06 per share of Common Stock. An additional option will be awarded to purchase the number of shares of Common Stock equal to 7.5% of the Company’s fully diluted, as-converted shares on the second anniversary of the employment start date, less the number of shares subject to the First Option on the First Option grant date (the “Second Option”), and the Second Option will also be subject to the same terms and conditions as the First Option. Subject to applicable terms and conditions, 50% of the underlying shares of the Second Option will be fully vested on the date of the grant, with the remainder vesting monthly, in equal monthly installments, over the two years thereafter. The Second Option will be exercisable at a price equal to the fair market value of a share of Common Stock on the date of the grant of the Second Option.
On January 19, 2012, effective upon the closing of the Agreement, the former Chief Executive Officer and Chief Financial Officer resigned. Both of the Company’s former officers entered into separation agreements with the Company, and the Company agreed to make separation payments of $77,778 and $62,222, respectively.
7. Stockholders’ Equity
Reverse Stock Splits
The Board of Directors approved the 2012 Reverse Stock Split of the Company’s Common Stock, which became effective on February 17, 2012, with an exchange ratio of 1-for-100. As a result of the 2012 Reverse Stock Split, each 100 shares of the Company’s issued and outstanding Common Stock were automatically reclassified as, and changed into, one share of the Company’s Common Stock. No fractional shares were issued in connection with the 2012 Reverse Stock Split. Stockholders who were entitled to fractional shares instead became entitled to receive a cash payment in lieu of receiving fractional shares (after taking into account and aggregating all shares of the Company’s Common Stock then held by such stockholder) equal to the fractional share interest. The 2012 Reverse Stock Split affected all of the holders of the Company’s Common Stock uniformly. Shares of the Company’s Common Stock underlying outstanding options and warrants were proportionately reduced and the exercise prices of outstanding options and warrants were proportionately increased in accordance with the terms of the agreements governing such securities. Shares of the Company’s Common Stock underlying outstanding convertible preferred stock and warrants were proportionately reduced and the conversion rates were proportionately decreased in accordance with the terms of the agreements governing such securities.

La Jolla Pharmaceutical Company
Notes to Consolidated Financial Statements

The Board of Directors approved the 2011 Reverse Stock Split of the Company’s Common Stock, which became effective on April 14, 2011, with an exchange ratio of 1-for-100. As a result of the 2011 Reverse Stock Split, each 100 shares of the Company’s issued and outstanding Common Stock were automatically reclassified as, and changed into, one share of the Company’s Common Stock. No fractional shares were issued in connection with the 2011 Reverse Stock Split. Stockholders who were entitled to fractional shares instead became entitled to receive a cash payment in lieu of receiving fractional shares (after taking into account and aggregating all shares of the Company’s Common Stock then held by such stockholder) equal to the fractional share interest. The 2011 Reverse Stock Split affected all of the holders of the Company’s Common Stock uniformly. Shares of the Company’s Common Stock underlying outstanding options and warrants were proportionately reduced and the exercise prices of outstanding options and warrants were proportionately increased in accordance with the terms of the agreements governing such securities. Shares of the Company’s Common Stock underlying outstanding convertible preferred stock and warrants were proportionately reduced and the conversion rates were proportionately decreased in accordance with the terms of the agreements governing such securities.
All Common Stock share and per share information in the accompanying consolidated financial statements and notes included in this report have been restated to reflect retrospective application of the two reverse stock splits for all periods presented, except for par value per share and the number of authorized shares, which were not affected by the 2012 Reverse Stock Split or 2011 Reverse Stock Split.
Preferred Stock
As of December 31, 2012, the Company’s Board of Directors is authorized to issue 8,000,000 shares of preferred stock, with a par value of $0.0001 per share, in one or more series, of which 11,000 are designated for Series C-12 Stock, 22,000 are designated Series C-22 Stock, 5,134 are designated Series D-12 Stock and 10,868 are designated Series D-22 Stock. As of December 31, 2012, 5,792 shares of Series C-12 Stock, 500 shares of Series C-22 Stock and 4,615 shares of Series D-12 Stock were issued and outstanding. As of December 31, 2011, 5,043 shares of Series C-11 Preferred were issued and outstanding.
Warrants
In connection with the May 2008 public offering, the Company issued warrants to purchase 390 shares of the Company’s Common Stock. The warrants were immediately exercisable upon issuance, have an exercise price of $21,500 per share and remain exercisable for 5 years. As of December 31, 2012, all of these warrants were outstanding and 390 shares of Common Stock are reserved for issuance upon exercise of the warrants.
Stock Option Plans
In June 1994, the Company adopted the La Jolla Pharmaceutical Company 1994 Stock Incentive Plan (the “1994 Plan”), under which, as amended, 164 shares of Common Stock were authorized for issuance. The 1994 Plan expired in June 2004, and as shares have forfeited or expired, they have been retired reducing the number of shares authorized for issuance. As of December 31, 2012, there were a total of 5 options outstanding and authorized for issuance under the1994 Plan.
In May 2004, the Company adopted the La Jolla Pharmaceutical Company 2004 Equity Incentive Plan (the “2004 Plan”), under which, as amended, 640 shares of Common Stock were authorized for issuance. The 2004 Plan provides for the grant of incentive and non-qualified stock options, as well as other share-based payment awards, to employees, directors, consultants and advisors of the Company with up to a 10-year contractual life and various vesting periods as determined by the Company’s Compensation Committee or the Board of Directors, as well as automatic fixed grants to non-employee directors of the Company. As of December 31, 2012, there were a total of 75 options outstanding and 537 shares remained available for future grant under the 2004 Plan.
In May 2010, the Company granted options to purchase a total of 580 shares of Common Stock to two employees. These grants were made outside of the Company’s existing stockholder-approved equity compensation plans but were otherwise legally binding awards and did not require stockholder approval. These stock options were treated in all respects as if granted under the Company’s 2010 Equity Incentive Plan (the “2010 Plan”). During the first quarter of 2012, following termination of the two employees, the options were forfeited and are no longer available for grant.
In August 2010, the Company adopted the 2010 Plan under which 960 shares of Common Stock were authorized for issuance. The 2010 Plan is similar to the 2004 Plan. The 2010 Plan provided for automatic increases to the number of authorized shares available for grant; and as such, in May and September 2011, the authorized shares were increased by 33 and 16,007 shares, respectively, to the maximum authorized allowed of 17,000 shares. In May 2012, the stockholders approved an amendment to the 2010 Plan that increased the amount of shares authorized to 1,188,414, with automatic quarterly increases on the first day of

La Jolla Pharmaceutical Company
Notes to Consolidated Financial Statements

each quarter based on 10% of the outstanding shares of Common Stock as of the last day of the previous quarter end. The authorized shares were increased by 47,804 and 120,520 at July and October 2012, respectively. The adjustments will continue through to the quarter ending June 30, 2015, but in no event will the number of shares issuable exceed 676,640,705. As of December 31, 2012, there were a total of 16 options outstanding and 1,356,722 shares remained available for future grant under the 2010 Plan. On January 1, 2013, the authorized shares automatically increased by 70,000 shares.
In April 10, 2012, the Company awarded options to purchase up to 592,230,471 shares of Common Stock to the Chief Executive Officer, a board member and an employee. The inducement options were granted outside of the 2010 Plan, but are subject to the terms and conditions of the 2010 Plan. The inducement options were granted at an exercise price of $0.06. Two of the grants vest 25% on the one-year anniversary date of the grants and 1/48 of the shares monthly thereafter. The grant to the board member vests quarterly over a one-year period.
Options granted under each of the Plans must have an exercise price equal to at least 100% of the fair market value of the Company’s Common Stock on the date of grant. The options will generally have a maximum contractual term of ten years and vest at the rate of one-fourth of the shares on the first anniversary of the date of grant and 1/48 of the shares monthly thereafter.
A summary of the Company’s stock option award activity as of and for the years ended December 31, 2012 and 2011 is as follows:

	Outstanding Options
	Shares Underlying Stock Options	Weighted-Average Exercise Price per Share	Weighted- Average Remaining Contractual Term (yrs)	Aggregate Intrinsic Value
Outstanding at December 31, 2010	980	$20,370
Granted	—	$—
Forfeited/Expired	(86)	$50,529
Outstanding at December 31, 2011	894	$17,462
Granted	592,230,471	$0.06
Forfeited/Expired	(798)	$12,095
Outstanding at December 31, 2012	592,230,567	$0.0655	9.27	$2,961,152
Vested and expected to vest at December 31, 2012	592,230,567	$0.0655	1.17	$2,961,152
Exercisable at December 31, 2012	14,180,719	$0.2917	9.27	$70,903
The weighted-average grant date fair value of options granted during the year ended December 31, 2012 was $0.0598 per share. As of December 31, 2012, approximately $27,832,000 of total unrecognized compensation costs related to non-vested stock option awards is expected to be recognized over a weighted average period of approximately 1.2 years. No stock option exercises occurred during the years ended December 31, 2012 and 2011.
The fair value of each option award is estimated on the date of grant using a Black-Scholes option pricing model (“Black-Scholes model”) that uses the assumptions noted in the following table. Expected volatility is based on historical volatility of the Company’s Common Stock. In determining the expected life of the options, the Company uses the “simplified” method. Under this method, the expected life is presumed to be the mid-point between the vesting date and the end of the contractual term. The Company will continue to use the “simplified” method until it has sufficient historical exercise data to estimate the expected life of the options. The risk-free interest rate is based on the U.S. Treasury yield for a period consistent with the expected term of the option in effect at the time of the grant. The dividend yield assumption is based on the expectation of no future dividend payments by the Company.
The Company estimated the fair value of each option grant on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

La Jolla Pharmaceutical Company
Notes to Consolidated Financial Statements

	December 31,
	2012	2011
Risk-free interest rate	1.1%	0%
Dividend yield	0%	0
Volatility	236%	0%
Expected life	6.04 years	0 years
Share-based compensation expense recognized in the Consolidated Statements of Operations for fiscal years 2012 and 2011 is based on awards ultimately expected to vest. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures for 2012 and 2011 were estimated to be zero for both years.
At December 31, 2012, the Company has reserved 607,318,125 shares of Common Stock for future issuance upon exercise of all options granted or to be granted under the 1994, 2004 and 2010 Plans, as well as for awards granted outside of the Company’s equity compensation plans.
Restricted Stock Awards
In April 2012, the Company issued restricted stock awards (“RSAs”) to the Chief Executive Officer, a board member and an employee. RSAs are grants that entitle the holder to acquire shares of the Company’s Common Stock for no cash consideration. The shares covered by RSAs cannot be sold, pledged, or otherwise disposed of until the award vests, and any unvested shares are subject to a reacquisition right following the awardee’s termination of service. No consideration is paid for the redemption of the shares under the reacquisition right, but the holder is required to return to the Company any cash dividends paid or payable with respect to the shares.
The RSAs were issued outside of the 2010 Plan but are subject to the terms and conditions of the 2010 Plan. The total restricted shares of 2,987,850 vested on January 19, 2013. The stock-based compensation cost of RSAs is measured by the market value of the Company’s Common Stock on the date of grant. The grant date value of the award is amortized on a straight-line basis over the vesting period. The weighted-average grant date value was $0.06 per share. The share-based compensation expense for the year ended December 31, 2012 by expense category was $132,000 and $35,000 for general and administrative expense and research and development expense, respectively. The remaining unamortized share-based compensation expense to be recognized through January 19, 2013 is $12,000.
Restricted Stock Units
On April 10, 2012, the Company granted restricted stock units (“RSUs”) of 14,219 units to an employee and 10,360,892 units to a board member, where each RSU represents a contingent right to receive one share of the Company’s Common Stock. The RSUs are to vest according to a defined schedule in each agreement. Upon the designated vesting dates, the holders will receive Common Stock of the Company. The RSU for the board member vests quarterly beginning on April 20, 2012 and ending on January 20, 2013. Twenty-five percent of the RSU for the employee vested on January 19, 2013 with the remainder vesting monthly thereafter for 36 months.
On August 17, 2012, the Company granted RSUs of 2,700,000 units to two non-employee consultants, where each RSU represents a contingent right to receive one share of the Company’s Common Stock. The RSUs are to vest according to a defined schedule in each agreement. Upon the designated vesting dates, the holders will receive Common Stock of the Company. The RSU for one consultant vested monthly beginning on August 20, 2012 and ending on January 20, 2013. The RSU for the second consultant vested forty-five and one half percent (45.5)% on August 20, 2012 and the remainder vested monthly thereafter until January 20, 2013.
The stock-based compensation cost of RSUs is measured by the market value of the Company’s Common Stock on the date of grant. The grant date value of the award is amortized on a straight-line basis over the vesting period. The weighted-average grant date value was $0.06 per RSU for the April 10, 2012 grant and $0.069 per RSU for the August 17, 2012 grant. The share-based compensation expense relating to RSUs for the year ended December 31, 2012 by expense category was $755,000 and $205 for general and administrative expense and for research and development expense, respectively. The remaining unamortized share-based compensation expense to be recognized up through January 20, 2013 is $24,000 for the board member’s RSU and $18,000 for the consultants’ RSUs. The employee’s RSU has unamortized share-based compensation expense of $648 to be recognized over the remaining service period of 3 years.

La Jolla Pharmaceutical Company
Notes to Consolidated Financial Statements

Employee Stock Purchase Plan
During 2011 the Company suspended all activity under the Employee Stock Purchase Plan (“ESPP”), which was adopted in 1995. There were no employee stock purchases in 2012 or 2011.
8. 401(k) Plan
During September 2010, the Company adopted the La Jolla Pharmaceutical Company Retirement Savings Plan (the “401(k) Plan”), which qualifies under Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”). The 401(k) Plan is a defined contribution plan established to provide retirement benefits for employees and is employee funded up to an elective annual deferral. The 401(k) Plan is available for all employees who have completed one year of service with the Company.
Following guidance in IRS Notice 98-52 related to the “safe harbor,” 401(k) plan method, non-highly compensated employees will receive a contribution from the Company equal to 3% of their annual salaries, as defined in the Code. Such contributions vest immediately and are paid annually following each year end. These “safe harbor” contributions by the Company were less than $2,000 and $8,000 for the years ended December 31, 2012 and 2011, respectively.
9. Income Taxes
The FASB Topic on Income Taxes prescribes a recognition threshold and measurement attribute criteria for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. There were no unrecognized tax benefits as of the date of adoption. As of December 31, 2012 and 2011, the total liability for unrecognized tax benefits was $45,000 and is included in current liabilities.
The Company’s practice is to recognize interest and/or penalties related to income tax matters in income tax expense. The Company had no accrual for interest or penalties on the Company’s consolidated balance sheets at December 31, 2012 or December 31, 2011, and has not recognized interest and/or penalties in the consolidated statements of operations for the years ended December 31, 2012 and 2011.
A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows (in thousands):

Amount
Unrecognized tax benefits balance at December 31, 2011	$45
Increases related to current and prior year tax positions	—
Settlements and lapses in statutes of limitations	—
Unrecognized tax benefits balance at December 31, 2012	$45
Included in the balance of unrecognized tax benefits at December 31, 2012 are $45,000 of tax benefits that, if recognized, would affect the effective tax rate.
The Company is subject to taxation in the United States and various state jurisdictions. The Company’s tax years for 1996 and forward are subject to examination by the United States and California tax authorities due to the carry forward of unutilized net operating losses and research and development credits.
The Company has not completed a formal Section 382/383 analysis regarding the limitation of net operating loss and research and development credit carryforwards. The Company does not presently plan to complete a formal Section 382/383 analysis, and until this analysis has been completed, the Company has removed the deferred tax assets for net operating losses and research and development credits generated through 2012 from its deferred tax asset schedule and has recorded a corresponding increase to its valuation allowance.
At December 31, 2012, the Company had federal and California income tax net operating loss carryforwards of approximately $353,974,000 and $292,648,000, respectively. The difference between the federal and California tax loss carryforwards is primarily attributable to the capitalization of research and development expenses for California income tax purposes. In addition, the Company has federal and California research and development tax credit carryforwards of $15,958,000 and $10,081,000, respectively. The federal net operating loss, research tax credit carryforwards and California net operating loss carryforwards will begin to expire in 2013 unless previously utilized. The California research and development credit carryforwards will carry forward indefinitely until utilized. The Company believes that, in May 2010 and February 2009, it

La Jolla Pharmaceutical Company
Notes to Consolidated Financial Statements

experienced ownership changes at times when its enterprise value was minimal. As a result of these ownership changes and the low enterprise values at such times, the Company’s federal and California net operating loss carryforwards and federal research and development credit carryforwards as of December 31, 2012 will likely be subject to annual limitations under IRC Section 382/383 and, more likely than not, will expire unused.
Significant components of the Company’s deferred tax assets as of December 31, 2012 and 2011 are listed below (in thousands):

	December 31,
	2012	2011
Deferred tax assets:
Net operating loss carryforwards	$—	$—
Research and development credits	—	—
Capitalized research and development and other	21,193	11,156
Total deferred tax assets	21,193	11,156
Net deferred tax assets	21,193	11,156
Valuation allowance for deferred tax assets	(21,193)	(11,156)
Net deferred taxes	$—	$—
A valuation allowance of $21,193,000 and $11,156,000 at December 31, 2012 and 2011, respectively, has been recognized to offset the net deferred tax assets as realization of such assets is uncertain.
Income taxes computed by applying the U.S. Federal Statutory rates to income from continuing operations before income taxes are reconciled to the provision for income taxes set forth in the statement of operations as follows (in thousands):

	December 31,
	2012	2011
Income tax benefit at statutory federal rate	$(2,708)	$(4,042)
State tax expense (benefit), net of federal	(445)	(664)
Fair Value of Derivative	(1,221)	—
Expired tax attributes	3,008	3,709
Removal of net operating losses and research and development credits	(2,522)	2,644
Stock compensation expense	—	22
Change in valuation allowance	10,037	167
Other	(6,149)	(1,836)
Provision for income taxes	$—	$—
10. Subsequent Events
The Company has completed an evaluation of all subsequent events through the issuance date of these consolidated financial statements and there are no subsequent events for disclosure.

La Jolla Pharmaceutical Company

142,857,139 Shares of Common Stock

PROSPECTUS

 , 2013

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13. Other Expenses of Issuance and Distribution
The following table sets forth the expenses that are payable by us in connection with the distribution of the common stock registered under this registration statement. All of the amounts shown are estimates, except for the SEC registration fee.

Description
SEC registration fee	$3,128
Printing expenses	$15,000
Legal fees and expenses	$20,000
Accounting fees and expenses	$15,000
Transfer agent and registrar fees and expenses	$5,000
Miscellaneous fees and expenses	$—
Total	$58,128
Item 14. Indemnification of Directors and Officers
The registrant’s Articles provide that the liability of the directors of the Company for monetary damages is eliminated to the fullest extent permitted by California law. The Articles and Bylaws provide that the registrant shall fully indemnify its directors and officers who were or are a party or are threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the registrant, or is or was serving at the request of the registrant as a director or officer of another corporation or other enterprise or was a director or officer of a corporation that was a predecessor corporation of the registrant, against expenses (including attorneys’ fees), judgments, fines, settlements and other amounts actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in the best interests of the registrant and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of such person was unlawful. To indemnify expenses, judgments, etc., California law requires a determination by (a) majority vote of a quorum of disinterested directors, (b) independent legal counsel in a written opinion if such a quorum of directors is not obtainable (c) stockholders, with the shares owned by the person to be indemnified not being entitled to vote thereon, if any, or (d) the court in which the proceeding is or was pending upon application made by the registrant, agent or other person rendering services in connection with the defense, whether or not the application by such person is opposed by the registrant, that the person seeking indemnification has satisfied the applicable standard of conduct. The registrant has also entered into indemnification agreements with its directors and officers that provide indemnification to the fullest extent permitted by California law.
Item 15. Recent Sales of Unregistered Securities
In March 2011, the Company and its formerly wholly-owned subsidiary, Jewel Merger Sub, Inc. acquired the rights to compounds known as Regenerative Immunophilin Ligands from privately held GliaMed, Inc. (“GliaMed”) pursuant to an asset purchase agreement for a nominal amount, and if certain development and regulatory milestones were met, the Company would have paid GliaMed additional consideration consisting of up to 8,205 shares of newly designated Series E Convertible Preferred Stock. The offering of the Series E Preferred Stock was accomplished as a private placement under Section 4(2) of the Securities Act of 1933, as amended (the “Act”) and Rule 506 of Regulation D promulgated thereunder.
Also in March 2011, the Company entered into a Consent and Amendment Agreement (the “Consent Agreement”), dated as of March 29, 2011, with certain holders of convertible redeemable Series C-1 Convertible Preferred Stock. As part of the Consent Agreement, the Company exchanged on a one-for-one basis each share of its existing Series C-1 Convertible Preferred Stock that was outstanding for a new share of Series C-11 Convertible Preferred Stock. The exchange of Series C-1 Convertible Preferred Stock for Series C-11 Convertible Preferred Stock was accomplished pursuant to Section 3(a)(9) under the Act.
On January 19, 2012, the Company entered into a Consent and Amendment Agreement (the “Third Amendment Agreement”) with certain of its Series C-11 Convertible Preferred stockholders to amend the terms of the Securities Purchase Agreement, dated as of May 24, 2010. As part of the Third Amendment Agreement, the Company exchanged on a one-for-one exchange ratio each share of its existing Series C-11 Convertible Preferred Stock that was outstanding for a new share of Series

C-12 Convertible Preferred Stock. The exchange of Series C-11 Convertible Preferred Stock for Series C-12 Convertible Preferred Stock was accomplished pursuant to Section 3(a)(9) under the Act.

On September 24, 2013, the Company entered into a Securities Purchase Agreement with the purchasers set forth on Schedule I thereto, pursuant to which the Company agreed to sell, for an aggregate price of $10 million, approximately 96,431,000 shares of the Company’s Common Stock, par value $0.0001 per share, at a price of $0.07 per share and approximately 3,250 shares of Series F Convertible Preferred Stock at a price of $1,000 per share. The estimated proceeds to the Company, net of commissions, will be approximately $9.7 million. The transaction is exempt from registration under Section 4(a)(2) of the Act and pursuant to Rule 506 under the Act.
On September 24, 2013, the Company issued restricted stock awards to the Company’s officers, directors and key employees (the “Stock Awards”). The Stock Awards issued to officers and directors included the following: (i) 66,352,429 shares issued to George Tidmarsh, M.D., Ph.D., President, Chief Executive Officer and Director; and (ii) 3,981,146 shares issued to Saiid Zarrabian, Director. The total number of Stock Awards issued represented approximately 87 million shares of common stock. The offering of the Stock Awards was made pursuant to an offering exemption afforded by Section 4(2) of the Act of 1933, as amended. No consideration was paid for the initial issuance of the Stock Awards, although consideration will be provided to the Company over the applicable vesting period in the form of services to be rendered to the Company.
We have sold an aggregate of 6,437,850 shares of Common Stock to employees, directors and consultants for cash consideration in the aggregate amount of approximately $440,271 upon the exercise of stock options and stock awards.
Item 16. Exhibits and Financial Statement Schedules

See the Exhibit Index set forth on page II-5 to this Registration Statement, which is incorporated herein by reference.
Item 17. Undertakings
The undersigned registrant hereby undertakes:
(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.
(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser: each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in San Diego, California, on November 8, 2013.

LA JOLLA PHARMACEUTICAL COMPANY

By:	/s/ George F. Tidmarsh, M.D., Ph.D.
George F. Tidmarsh, M.D., Ph.D.
President, Chief Executive Officer and Secretary

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints George F. Tidmarsh, M.D., Ph.D. as attorney-in-fact, with power of substitution, in any and all capacities, to sign any and all amendments and post-effective amendments to this registration statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Date

/s/ George F. Tidmarsh, M.D., Ph.D.	President, Chief Executive Officer and Secretary (Principal Executive Officer and Principal Financial Officer) and Director	November 8, 2013
George F. Tidmarsh, M.D., Ph.D.

/s/ Saiid Zarrabian	Director	November 8, 2013
Saiid Zarrabian

/s/ Craig Johnson	Director	November 8, 2013
Craig Johnson

/s/ Laura L. Douglass	Director	November 8, 2013
Laura Douglass

EXHIBIT INDEX

Exhibit Number	Description
2.1	Asset Purchase Agreement by and among La Jolla Pharmaceutical Company, GliaMed, Inc., and Jewel Merger Sub, Inc., dated as of March 29, 2011 (1)

2.2	Asset Purchase Agreement by and among La Jolla Pharmaceutical Company and Solana Therapeutics, Inc., dated as of January 19, 2012 (2)

2.3	Agreement and Plan of Merger of La Jolla Pharmaceutical Company, a Delaware corporation and LJPC Merger Sub, Inc., a California corporation (3)

3.1	Amended & Restated Articles of Incorporation (4)

3.2	Bylaws (3)

3.3	Certificate of Determination of Series F Convertible Preferred Stock (4)

4.1	Form of Warrant Agreement (9)

4.2	Form of Series C-2 Preferred Stock Purchase Warrant (11)

4.3	Form of Series D-1 Preferred Stock Purchase Warrant (11)

5.1	Opinion of Ropes & Gray, LLP regarding securities being registered **

10.1	Form of Indemnification Agreement (5)*

10.2	La Jolla Pharmaceutical Company 1994 Stock Incentive Plan (Amended and Restated as of May 16, 2003) (6)*

10.3	La Jolla Pharmaceutical Company 1995 Employee Stock Purchase Plan (Amended and Restated as of June 20, 2008) (7)*

10.4	La Jolla Pharmaceutical Company 2004 Equity Incentive Plan (Amended and Restated as of June 20, 2008) (7)*

10.5	Form of Option Grant under the La Jolla Pharmaceutical Company 2004 Equity Incentive Plan (7)*

10.6	La Jolla Pharmaceutical Company 2010 Equity Incentive Plan, as amended (8)*

10.7	La Jolla Pharmaceutical Company 2013 Equity Incentive Plan (4)*

10.8	Form of Restricted Stock Agreement (4)*

10.9	Confidential Separation Agreement and General Release of All Claims by and between La Jolla Pharmaceutical Company and Deirdre Y. Gillespie, M.D., dated as of January 13, 2012 (10)*

10.10	Confidential Separation Agreement and General Release of All Claims by and between La Jolla Pharmaceutical Company and Gail A. Sloan, dated as of January 13, 2012 (10)*

10.11	Securities Purchase Agreement, dated as of May 24, 2010 by and among the Company and the Purchasers named therein (11)

10.12	La Jolla Pharmaceutical Company Retirement Savings Plan (12)*

10.13	Consent and Amendment Agreement by and among La Jolla Pharmaceutical Company and the undersigned parties thereto, dated as of March 29, 2011 (13)

10.14	Consent and Amendment Agreement by and among La Jolla Pharmaceutical Company and the undersigned parties thereto, dated as of June 30, 2011 (14)

10.15	Second Amendment Agreement by and among La Jolla Pharmaceutical Company and the undersigned parties thereto, dated as of August 24, 2011 (15)

10.16	Consent and Amendment Agreement by and among La Jolla Pharmaceutical Company and the undersigned parties thereto, dated as of January 19, 2012 (2)

10.17	Employment Offer Letter by and between La Jolla Pharmaceutical Company and George Francis Tidmarsh, M.D., Ph.D., dated as of January 19, 2012 (2)*

10.18	Consent and Waiver Agreement, dated December 7, 2012 (16)

10.19	Consent, Waiver and Amendment Agreement, dated March 28, 2013 (17)

10.2	Consent and Waiver Agreement, dated as of September 24, 2013 (4)

10.21	Exchange Agreement, dated as of September 25, 2013 (4)

10.22	Securities Purchase Agreement, dated September 24, 2013, by and among the Company and the purchasers named therein. (4)

21.1	Subsidiaries of La Jolla Pharmaceutical Company (17)

23.1	Consent of Independent Registered Public Accounting Firm BDO LLP **

23.2	Consent of Independent Registered Public Accounting Firm Squar, Milner, Peterson, Miranda & Williamson LLP **

23.3	Consent of Ropes & Gray LLP (included in exhibit 5.1)

24.1	Powers of Attorney (included on the signature page of Part II of this Registration Statement on Form S-1)

101.INS	XBRL Instance Document*

101.SCH	XBRL Taxonomy Extension Schema Document*

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document*

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document*

101.LAB	XBRL Taxonomy Extension Label Linkbase Document*

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document*

*	This exhibit is a management contract or compensatory plan or arrangement.
**	Filed herewith.

(1)	Previously filed with the Company’s Current Report on Form 8-K filed April 5, 2011 and incorporated by reference herein.

(2)	Previously filed with the Company’s Current Report on Form 8-K, filed January 20, 2012 and incorporated by reference herein.

(3)	Previously filed with the Company’s Current Report on Form 8-K, filed June 20, 2012 and incorporated herein by reference.

(4)	Previously filed with the Company's Current Report on Form 8-K, filed September 25, 2013 and incorporated herein by reference.

(5)	Previously filed with the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 and incorporated by reference herein.

(6)	Previously filed with the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 and incorporated by reference herein.

(7)	Previously filed with the Company’s Registration Statement on Form S-8 (Registration No. 333-151825) filed June 20, 2008 and incorporated by reference herein.

(8)	Previously filed as Appendix A to the Company’s Definitive Revised Proxy Statement filed April 23, 2012, and incorporated by reference herein.

(9)	Previously filed with the Company’s Current Report on Form 8-K filed May 7, 2008 and incorporated by reference herein.

(10)	Previously filed with the Company’s Current Report on Form 8-K, filed January 20, 2012 and incorporated by reference herein.

(11)	Previously filed with the Company’s Current Report on Form 8-K filed May 28, 2010 and incorporated by reference herein.

(12)	Previously filed with the Company’s Current Report on Form 10-Q for the quarter ended September 30, 2010 and incorporated by reference herein.

(13)	Previously filed with the Company’s Current Report on Form 8-K filed April 5, 2011 and incorporated by reference herein.

(14)	Previously filed with the Company’s Current Report on Form 8-K, filed July 5, 2011 and incorporated by reference herein.

(15)	Previously filed with the Company’s Current Report on Form 8-K, filed August 25, 2011 and incorporated by reference herein.

(16)	Previously filed with the Company’s Current Report on Form 8-K, filed December 10, 2012 and incorporated by reference herein.

(17)	Previously filed with the Company’s Current Report on Form 10-K, filed April 1, 2013 and incorporated by reference herein.